Exhibit 2.1

EQUITY AND ASSET PURCHASE AGREEMENT

dated as of November 2, 2026,

by and among

Marathon Petroleum Company LP,

Tesoro Refining & Marketing Company LLC,

Tesoro Logistics Operations LLC,

Western Refining Southwest LLC,

Western Refining Terminals, LLC,

and

Marathon Petroleum Supply and Trading LLC, as Sellers

and

CVR Energy, Inc., as Purchaser

i

(continued)

(continued)

(continued)

Exhibits

Exhibit A	-	Form of Assignment and Bill of Sale
Exhibit B-1	-	Minnesota Form of Deed
Exhibit B-2	-	North Dakota Form of Deed
Exhibit C	-	Form of Easement Assignment
Exhibit D	-	Form of Lease Assignment
Exhibit E	-	Form of Stock Power
Exhibit F-1	-	Form of Assignment of Membership Interests (SPPR)
Exhibit F-2	-	Form of Assignment of Membership Interests (MPLC)
Exhibit G	-	Form of Trademark License Agreement
Exhibit H	-	Form of Rack Supply Agreement
Exhibit I	-	Form of TSA
Exhibit J	-	Form of Asphalt Supply Agreement
Exhibit K	-	Form of Crude Supply Agreement
Exhibit L	-	Form of Mutual Aid Agreement

v

EQUITY AND ASSET PURCHASE AGREEMENT

THIS EQUITY AND ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of November 2, 2026, by and among Marathon Petroleum Company LP, a limited partnership organized under the laws of the State of Delaware (“MPC”), Western Refining Southwest LLC, a limited liability company organized under the laws of the State of Delaware (“WRSW”), Tesoro Refining & Marketing Company LLC, a limited liability company organized under the laws of the State of Delaware (“TRMC”), Tesoro Logistics Operations LLC, a limited liability company organized under the laws of the State of Delaware (“TLO”), Western Refining Terminals, LLC, a limited liability company organized under the laws of the State of Delaware (“WRT”), Marathon Petroleum Supply and Trading LLC, a Delaware limited liability company (“MPST,” and collectively with MPC, WRSW, TRMC, TLO and WRT, the “Sellers,” and each individually, a “Seller”), and CVR Energy Inc., a Delaware corporation (the “Purchaser”). The Sellers and the Purchaser shall each be referred to in this Agreement as a “Party,” and collectively as the “Parties.” Capitalized terms that are used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed to such terms in Article 1.

W I T N E S S E T H

WHEREAS, MPC, TRMC, TLO, WRT and MPST (each, an “Asset Seller” and, together, the “Asset Sellers”) currently directly or indirectly own the Purchased Assets, and the Asset Sellers desire to sell and assign to the Purchaser, and the Purchaser desires to purchase from the Asset Sellers, all rights and obligations of the Sellers to the Purchased Assets and the Assumed Liabilities in accordance with, and subject to the terms and conditions of, this Agreement;

WHEREAS, (a) WRSW is the owner of one hundred percent (100%) of the issued and outstanding membership interests (the “SPPR Interests”) of St. Paul Park Refining Co. LLC, a limited liability company organized under the laws of the State of Delaware (“SPPR”), and (b) TLO is the owner of (i) 1,700 common units, representing seventeen percent (17%) of the issued and outstanding common interests (the “MPLC Interests”) of Minnesota Pipe Line Company, LLC, a limited liability company organized under the laws of the State of Delaware (“MPLC”), and (ii) 1,700 shares of common stock, par value $0.01 per share, representing seventeen percent (17%) of the issued and outstanding shares (the “MPLI Interests” and together with the MPLC Interests, the “JV Interests”) of MPL Investments, Inc., a corporation organized under the laws of the State of Delaware (“MPLI”); and

WHEREAS, WRSW and TLO (collectively, the “Equity Sellers”) desire to sell and assign, to the Purchaser, and the Purchaser desires to purchase and assume from the Equity Sellers, the SPPR Interests and the JV Interests, as applicable (collectively, the “Purchased Interests”) in accordance with, and subject to the terms of, this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants, and agreements hereinafter contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1 Definitions. In this Agreement, unless the context otherwise requires, the following terms shall have the meanings set forth below.

“Acquired Entities” means SPPR, MPLC, and MPLI.

“Adjuster” has the meaning set forth in Section 8.17(c).

“Adjustment Amount” means the MPC Adjustment Amount or the MPLX Adjustment Amount, as applicable.

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of such Person, whether through ownership of voting securities, by contract, or otherwise. For purposes of this Agreement, (a) SPPR shall be an Affiliate of (i) WRSW prior to the Effective Time and (ii) the Purchaser from and after the Effective Time, (b) neither MPLI nor MPLC shall be an Affiliate of the Sellers, (c) none of Carl C. Icahn, any of his family members, Icahn Enterprises G.P. Inc., Icahn Enterprises L.P., Icahn Enterprises Holdings L.P., American Entertainment Properties Corp., or any of their respective Affiliates, or any portfolio company, investment fund or other entity directly or indirectly controlled by, or under common control with, any of the foregoing Persons (other than Purchaser and its Subsidiaries) shall be an Affiliate of Purchaser (d) neither MPLX nor any of its Subsidiaries (including the MPLX Sellers) shall be Affiliates of Marathon or any of its Subsidiaries (including the MPC Sellers); and (e) neither Marathon nor any of its Subsidiaries (including the MPC Sellers) shall be Affiliates of MPLX or any of its Subsidiaries (including the MPLX Sellers).

“Agreement” has the meaning set forth in the preamble hereto and shall include all Schedules and Exhibits referred to herein.

“Antitrust Law” means the HSR Act and all other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Antitrust Regulatory Approvals” means all approvals, consents, authorizations, clearances and other confirmations from any Governmental Authority under any Antitrust Law necessary to consummate the Transactions, including any filings or consents required under Antitrust Law.

“Applicable Anti-Corruption Laws” has the meaning set forth in Section 5.18(a).

“Applicable Law” means any and all laws, statutes, rules, regulations, ordinances, acts, codes, treaties, principles of common law or equity, official directives, or orders of any Governmental Authority (whether administrative, legislative, executive, or otherwise), including judgments, orders, decisions, or decrees of courts, commissions, or bodies exercising similar functions and any and all standards, policies, or decisions of any Governmental Authority having the force of law.

“Applications” means the codifications owned or controlled by the Sellers or their Affiliates, which were constructed by or for the Sellers or their Affiliates using software from Third Parties.

“Aranco Pipeline” means the products pipeline which extends from the Cottage Grove Terminal to the Pine Bend Refinery as more particularly described on Schedule 1.1A.

“Asphalt Supply Agreement” means the long-term supply agreement to be entered into as of the Closing Date, substantially in the form of Exhibit J, pursuant to which MPC or its Affiliates will purchase asphalt produced at the Sites from the Purchaser or its Affiliates from and after the Closing in accordance with the terms thereof.

“Asphalt Terminal” means the asphalt terminal located at 201 St. Paul Park Road St. Paul Park, MN 55071, as more particularly described on Schedule 1.1B.

“Asset Seller” has the meaning set forth in the recitals to this Agreement.

“Asset Taxes” means (a) ad valorem, property, excise, fuel, sales, use, or similar Taxes based upon the ownership or operation of the Purchased Assets or the receipt of proceeds therefrom, and (b) any other Taxes related to the ownership or operation of the Purchased Assets or the receipt of proceeds therefrom, the non-payment of which could result in the imposition of any Encumbrance on the SPPR Interests or the Purchased Assets or any Liability on SPPR or the Purchaser, but excluding (i) Income Taxes and (ii) Transfer Taxes.

“Assigned Permits” has the meaning set forth in Section 2.1(a)(xiii).

“Assignment and Bill of Sale” means one or more assignments and bills of sale, substantially in the form of Exhibit A, pursuant to which (a) each applicable Seller grants and conveys its right, title and interest in and to the Purchased Assets (other than those Purchased Assets covered by any Deed, Lease Assignment or Easement Assignment) to the Purchaser, and the Purchaser assumes the Assumed Liabilities from the applicable Seller or (b) each applicable Acquired Entity grants and conveys any Excluded Assets or Excluded Liability from the applicable Acquired Entity.

“Assignment of Membership Interests” means an assignment of membership interests to be entered into as of the Closing, substantially in the form attached hereto as Exhibit F-1 or Exhibit F-2, as applicable, pursuant to which the applicable Equity Seller will assign and transfer to the Purchaser, and the Purchaser will acquire and assume from the Equity Seller, the applicable Purchased Interests.

“Assumed Contracts” has the meaning set forth in Section 2.1(a)(xii).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Audited Financial Statements” has the meaning set forth in Section 5.19(a)(i).

“Balance Sheet Date” has the meaning set forth in Section 5.19(a)(ii).

“Base Purchase Price” means the sum of the MPC Base Purchase Price and the MPLX Base Purchase Price.

“Benefit Plan” means each (a) “employee benefit plan,” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), and (b) bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, equity or equity-based incentive, retention, severance or change-in-control plan, employment, disability benefit, supplemental unemployment benefit, vacation or other paid time off benefit, health or welfare, perquisite and other compensation or benefit plan, policy, contract or arrangement entered into, maintained or contributed to by SPPR or by the Sellers or any of their ERISA Affiliates for the benefit of any of the In-Scope Employees or with respect to which SPPR has Liability, excluding any Multiemployer Plan and plans, policies, or arrangements to which contributions by an employer are mandated by a Governmental Authority or by Applicable Law.

“Benzene Waste Operations NESHAP Matter” means the U.S. EPA Finding of Violation issued on January 9, 2024, to the Refineries related to alleged violations of the New Source Performance Standards (“NSPS”) for volatile organic compounds emissions from petroleum refinery wastewater systems (40 C.F.R. Part 60, Subpart QQQ), the National Emission Standards for Hazardous Air Pollutants (“NESHAP”) for Benzene Waste Operations (40 C.F.R. Part 61, Subpart FF), the NSPS and NESHAP general provisions (40 C.F.R. Part 60, Subpart A and 40 C.F.R. Part 61, Subpart A), and related provisions in its CAA Title V permits.

“Bonus Schedule” has the meaning set forth in Section 11.2(g).

“Books and Records” means the notices, correspondence, files, instruments, orders, inquiries, drawings, plans, third party equipment operating manuals, books of account, training records (solely to the extent necessary for regulatory certification or demonstrating training compliance), email inboxes of all Transferring Employees, general corporate books and records, share drives and other documents and records (including electronically stored information, to the extent reasonably practicable, but excluding software) Primarily Related to the Purchased Assets or the assets or businesses of SPPR, MPLC, or MPLI, as applicable. Notwithstanding the foregoing, “Books and Records” do not include (a) any of the foregoing which are Excluded Assets, relate exclusively to Excluded Liabilities, or are books of account and records comprising a Seller’s permanent accounting or Tax records, except for such records dated no more than four (4) years prior to the date hereof which are Exclusively Related to the Purchased Assets or the assets or businesses of SPPR, MPLC, or MPLI (“Seller Permanent Records”), (b) general corporate books and records for entities to the extent they do not relate to the Purchased Interests, Purchased Assets or Assumed Liabilities, (c) personnel, medical, and employment records for individuals, (d) books, records and files that cannot be disclosed due to confidentiality arrangements or contractual obligations imposed on the Sellers or their Affiliates, other than those that are Exclusively Related to the Purchased Assets or the business of SPPR; (e) information entitled to legal privilege, including attorney work product and attorney-client communications and is not owned by the Acquired Entities, (f) records to the extent relating to the actual or proposed acquisition or disposition of the Purchased Assets and Purchased Interests, including proposals received from or made to, and records of negotiations with, persons which are not a part of the

Sellers or their Affiliates and economic analyses associated therewith, (g) any handbooks, operating manuals, or similar documents or procedures that are not Exclusively Related to the Purchased Assets or the business of SPPR, and (h) any electronic and physical files, records, documentation or data to the extent backed-up or archived pursuant to the Sellers’ or their Affiliates’ usual archiving policy; provided, however, that the exclusion in clause (c) shall not apply to copies of pending grievance files excluding legally privileged documents as described in clause (e).

“Burdensome Condition” means any term, condition, obligation, requirement, limitation, prohibition, remedy, sanction or other action imposed by a Governmental Authority as a condition to granting any Antitrust Regulatory Approval that would, individually or in the aggregate, reasonably be expected to (a) result in a material adverse effect on the business, financial condition or results of operations of the Purchaser and its Subsidiaries, taken as a whole, after giving effect to the Transactions, collectively, or (b) require the transfer, disposition, divestiture or sale of either Refinery or any of the Purchaser’s or its Subsidiaries’ refineries located in Coffeyville, Kansas or Wynnewood, Oklahoma; provided that no term, condition, obligation, requirement, limitation, prohibition, remedy, sanction or other action shall constitute a Burdensome Condition solely because it requires Purchaser or any of its Subsidiaries to make any payment, incur any cost or expense, provide any undertaking, accept any behavioral remedy or restriction, or agree to any condition, limitation or obligation that would not reasonably be expected to result in the effects described in clauses (a) or (b) above.

“Business Day” means any day, other than a Saturday or a Sunday, on which commercial banks are not required or authorized to close in Findlay, Ohio.

“Casualty” means the damage or destruction of all or any portion of the Purchased Assets or the assets of SPPR by a Casualty Event for which the associated repair or replacement costs would reasonably be expected to exceed one percent (1%) of the Base Purchase Price.

“Casualty Event” means, with respect to any Purchased Asset or any material operating asset of SPPR, any sudden physical loss of, physical damage to or physical destruction of such Purchased Asset or material operating asset of SPPR resulting from an act of God, fire, explosion, collision, earthquake, windstorm, flood, cybersecurity incident, terrorist attack or similar casualty event; provided that a cybersecurity incident shall constitute a Casualty Event only to the extent it causes physical loss, damage or destruction. “Casualty Event” shall not include any loss, damage, destruction, diminution in value, business interruption, loss of revenue, operational disruption, outage, wear and tear, deterioration, depreciation, obsolescence, scheduled or unscheduled maintenance, turnaround activities or other event, circumstance or condition, in the case of each of the foregoing, to the extent arising in Ordinary Business Operations.

“Casualty Insurance Policy” means the specialized property damage and business interruption divestment insurance coverage established under Sellers’ property insurance program for the SPP Refinery, the Mandan Refinery and related assets pursuant to the applicable divestiture endorsement, providing a per-occurrence limit of One Billion Five Hundred Million U.S. Dollars ($1,500,000,000.00), subject to a per-occurrence retention of Ten Million U.S. Dollars ($10,000,000.00) and, with respect to business interruption losses, a sixty (60)-day waiting period. The Casualty Insurance Policy includes all rights to insurance proceeds attributable to covered losses, damage or occurrences arising during the Interim Period, regardless of whether such losses are adjusted, or paid during the Interim Period or after Closing. Purchaser shall be designated as additional named insured and loss payee under the Casualty Insurance Policy.

“Claim Notice” has the meaning set forth in Section 10.5(b).

“Clean Team Agreement” means that certain Clean Team Agreement dated as of June 24, 2026, by and among Marathon, MPLX and the Purchaser.

“Clearbrook Tankage” means two crude oil storage tanks located at the refinery logistics terminal located at 46729 179th Ave Clearbrook, MN 56634, as more particularly described on Schedule 1.1C.

“Closing” means the closing of the Transactions and completion of the sale and purchase of (a) the Purchased Assets and assumption of the Assumed Liabilities, and (b) the Purchased Interests, in each case, in accordance with the provisions of this Agreement.

“Closing Date” means the date on which the Closing occurs under this Agreement.

“Closing Settlement Statement” has the meaning set forth in Section 3.2(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” means any collective bargaining agreements, collective agreements, works council agreements, or other Contracts with a labor union, trade union, works council, association of employees, or other representative of employees.

“Competitive Activities” means, with respect to any Seller or their respective Affiliates, the posting of a rack price for Restricted Products at the Restricted Terminals.

“Compliant” means, with respect to the Required Financial Information, that (a) such Required Financial Information is complete and accurate in all material respects, (b) such Required Financial Information does not contain an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained in such Required Financial Information not misleading in any material respect, (c) the independent accountants of the Sellers have not withdrawn any audit report with respect to the Audited Financial Statements or the Sellers or their respective boards of directors (or comparable bodies) have not determined to restate (and the independent accountants of the Sellers have not informed the Sellers that it is necessary to restate any of the Financial Statements) and (d) the Financial Statements included in the Required Financial Information would not be deemed stale under Regulation S-X promulgated under the Securities Act and the Securities Exchange Act of 1934 (“Regulation S-X”) or under customary practices for offerings and private placements of high-yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the independent accountants of the Sellers to issue a customary comfort letter to the Financing Sources, in order to consummate any offering of high-yield debt securities, to the extent required as part of or in lieu of any portion of the Financing.

“Confidential Information” means, subject to Section 8.2(b), the facts, circumstances, and details of the Parties’ negotiations leading to this Agreement, the existence of this Agreement, the terms, conditions, and provisions of this Agreement, and all non-public information and documents, which have been disclosed to any Party or its Representatives by another Party or its Representatives in connection with this Agreement or the Transactions.

“Confidentiality Agreement” means that certain Amended & Restated Confidentiality Agreement, dated as of June 2, 2026, by and between the Purchaser, Marathon and MPLX.

“Consent” has the meaning set forth in Section 8.9(c).

“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes (including any affiliated group within the meaning of Section 1504 of the Code) electing to file consolidated federal income Tax Returns and any similar group under non-U.S., state or local law.

“Contracts” means all contracts and agreements (whether written or oral), including franchises, warranties, understandings, arrangements, commitments, undertakings, obligations, bills of sale, licenses, registrations, authorizations, mortgages, security agreements, bonds, notes, evidence of indebtedness, indentures, letters of credit and other instruments, including, for all of the foregoing, any renewals, extensions, or modifications thereof and additions thereto, but excluding (a) all Easement Agreements, Real Property Leases, licenses, and similar instruments related to real property or immovable property, (b) all Permits and variances issued by any Governmental Authority, (c) all master services agreements (and any service orders, purchase orders, or statements of work thereunder) and other similar agreements or licenses held between a Seller or one or more Affiliates, on the one hand, and a Third Party, on the other hand, that are not (i) Exclusively Related to the Purchased Assets or the Acquired Entities or (ii) assignable and included on Schedule 2.1(a)(xii), and (d) all intercompany agreements with Affiliates of the Sellers that are not included on Schedule 2.1(a)(xii).

“Corrective Action Orders” means any order, decree, directive, settlement agreement, consent decree, consent order, administrative order, compliance order, corrective action order or other similar requirement, demand, agreement or arrangement issued by, entered into with, approved by or otherwise involving any Governmental Authority pursuant to, or in connection with, any Environmental Law, including any such requirement, demand, agreement or arrangement relating to investigation, remediation, corrective action, monitoring, reporting, compliance, emissions reductions, operational requirements, capital improvements, closure, post-closure, decommissioning or other response action.

“Cottage Grove Pipeline System” means the crude oil pipeline system, which extends from the Cottage Grove Terminal to the SPP Refinery, as more particularly described on Schedule 1.1D.

“Cottage Grove Terminal” means the refinery logistics terminal located in Cottage Grove, MN 55016, as more particularly described on Schedule 1.1E.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.

“Crude Supply Agreement” means the crude oil supply agreement to be entered into as of the Closing Date, substantially in the form of Exhibit K, pursuant to which the applicable Seller(s) or an Affiliate thereof will sell to the Purchaser or its Affiliates crude oil following the Closing.

“Data Room” means the online virtual data room that is accessed through https://services.intralinks.com/web/#workspace/20164255/documents and is maintained by or on behalf of the Sellers.

“Deeds” means with respect to each Seller Owned Real Property, one or more deeds substantially in the form attached hereto as Exhibit B-1 or Exhibit B-2, as applicable, for the jurisdiction in which the Seller Owned Real Property is located, pursuant to which the applicable Seller grants and conveys fee simple title in the applicable Seller Owned Real Property to the Purchaser or its designated Affiliate.

“Easement” means an easement, right-of-way agreement, contractual land-use or crossing license agreement or other similar agreement.

“Easement Agreement” means an easement agreement, right-of-way agreement, contractual land-use or crossing agreement, license agreement or similar agreement pursuant to which a Seller has rights in and to a Seller Easement.

“Easement Assignments” means one or more assignments, substantially in the form of Exhibit C, pursuant to which each applicable Seller grants and conveys its right, title and interest in and under Easement Agreements to the Purchaser, and the Purchaser will assume the Assumed Liabilities under the Easement Agreement from the applicable Seller.

“Effective Time” has the meaning set forth in Section 4.1.

“Employment Liabilities” means all salary and benefits payments, judgments, settlements, awards (including back pay awards granted retroactively for accrued but uncollected salary), severance, redundancy, or termination payments, wages, or fringe benefits, reinstatement, damages (including damages for unfair dismissal and termination), losses, compensation, charges, Liabilities, fines, penalties, interest claims (including Taxes and all related interest and penalties incurred directly with respect thereto) and all other amounts, however described or denominated, and all related reasonable costs, expenses, and other charges, including all attorneys’ fees and reasonable costs of litigation, hearings, proceedings, internal, and external investigations, document and data productions and discovery, settlements, judgments, awards, awards of attorneys’ fees, interest, and penalties, however described or denominated, in each case, arising out of or in any way connected to employment.

“Employment Offer” has the meaning set forth in Section 11.1(a).

“Encumbrance” means any lien, encroachment, servitude, burden, preferential right, mortgage, deed of trust, security interest, pledge, charge, restriction on transfer (including rights of first refusal or first offer or other options to purchase) or other similar encumbrance.

“Environment” means (a) natural resources and living organisms (including humans and the ecological systems of which they form a part), (b) (i) air (including air within buildings and air within other natural or man-made structures, whether above or below ground), (ii) water (including water on, under, or within land, or in drains or sewers, and coastal and inland waters), and (iii) land (including land under water, the soil, the sub-soil, and sediments), in each case, alone or in combination, and (c) the environment as defined in any applicable Environmental Law.

“Environmental Law” means all Applicable Law concerning Environmental Matters.

“Environmental Liability” means any losses, penalties, sanctions, expenditures, costs, expenses (including any environmental compliance credit obligations), actions, proceedings, claims, demands, damages, and any Liability, responsibility, or obligation, in each case, arising under, or in connection with, any Environmental Law or in relation to Environmental Matters in respect of the Purchased Interests, whether known or unknown, and any other Liability under Environmental Law or in relation to Environmental Matters (whether unknown, actual, or contingent) to investigate, make good, repair, reinstate, treat, clean up, or otherwise remediate any of the Purchased Assets or Hazardous Substances elsewhere, which have emanated from, onto, or arising from the operations of any of the Purchased Assets.

“Environmental Matters” means the prevention of pollution or protection of the Environment, including noise, emissions, deposits, discharges, spills, or Releases of Hazardous Substances into air, water, sewage systems, and land, the manufacture, processing, distribution, use, treatment, storage, disposal, transport, transmission, handling of, or exposure of any Person to, any Hazardous Substances, or matters otherwise relating to damage to the Environment, as well as matters relating to fuel quality, renewable fuels, greenhouse gas emissions, pipeline safety, public health and worker safety.

“Environmental Permit” means any Permit issued or required pursuant to any Environmental Law.

“Equity Rights” has the meaning set forth in Section 5.6(a).

“Equity Sellers” has the meaning set forth in the recitals to this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” means with respect to SPPR or any of the Sellers, any trade or business (whether or not incorporated) (a) under common control with SPPR or any of the Sellers within the meaning of Section 4001(b)(1) of ERISA with such entity or (b) which together with SPPR or any of the Sellers, is treated as a single employer under Section 414(t) of the Code.

“Estimated Purchase Price Allocation” has the meaning set forth in Section 3.5.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Employment Liabilities” has the meaning set forth in Section 2.4(b).

“Excluded Environmental Liabilities” means civil or criminal penalties arising out of the Benzene Waste Operations NESHAP Matter or the Risk Management Program Matter, in each case, to the extent arising from the MPC Sellers’ or SPPR’s ownership and operation of the SPP Refinery or the Mandan Refinery, as applicable, prior to the Closing, together with Liabilities arising solely from the actual offsite disposal of Hazardous Substances at third-party disposal facilities prior to the Closing (a) by the Acquired Entities or (b) in connection with the ownership or operation of the Purchased Assets, and shall not include any other Environmental Liabilities.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Excluded Trademarks” means any and all Trademarks that may be owned or controlled by any Seller or any of their Affiliates from time to time, including any Trademarks which include “ARCO,” “Marathon,” “MPLX,” “Tesoro,” or “Western Refining,” and the “Marathon” and “MPLX” logos, together with all variations, abbreviations, transliterations, derivations, translations and acronyms thereof.

“Exclusively Related” means exclusively related to or exclusively used in or held for use in the businesses of the Acquired Entities or the Purchased Assets; provided that any de minimis usage of an asset for purposes unrelated to the businesses of the Acquired Entities or the Purchased Asset shall not result in an asset (or any related Liability) being deemed not Exclusively Related to the businesses of the Acquired Entities or the Purchased Assets, as applicable.

“FERC” has the meaning set forth in Section 5.14(a).

“Final Purchase Price Allocation” has the meaning set forth in Section 3.5.

“Final Settlement Statement” has the meaning set forth in Section 3.2(b)(i).

“Financial Assurances” has the meaning set forth in Section 5.17.

“Financial Statements” has the meaning set forth in Section 5.19(a)(ii).

“Financing” means the loans (or other forms of credit extensions), debt or equity offerings and any other financings the Purchaser may complete or enter into in accordance with this Agreement, in amounts to be provided for the purpose of satisfying the Purchaser’s obligation to purchase the Purchased Assets and the Acquired Entities and to consummate the Transactions on the Closing Date.

“Financing Commitments” means the debt and equity commitment letters (whether one or more), fee letters (whether one or more) contemplated in such commitment letters, equity purchase agreements and/or subscription agreements, loan documents (or other credit documents) or other agreements or understandings to which the Purchaser is a party (including any commercial agreements entered into in connection with any debt or equity commitment letters or other agreements or understandings), pursuant to which the financial institutions, entities, equity investors, lenders or other Persons party thereto have agreed, subject only to the conditions set forth therein, to provide or cause to be provided the Financing.

“Financing Sources” means the Persons that have an actual or bona fide potential commitment to provide or arrange or have otherwise entered into agreements in connection with the Financing, including the parties to the Financing Commitments as providers of debt or purchasers of equity securities and any joinder agreements, indentures, credit agreements, purchase agreements or subscription agreements (or similar agreements) relating thereto and any other entity that has committed to provide, underwrite or arrange or act as an administrative, facility or placement agent in respect of all or any part of the Financing (or any credit facilities or debt or equity securities being issued as part of or in lieu of any portion of the Financing), together with their Affiliates, officers, directors, employees, limited partners, stockholders, managers, members, attorneys, advisors, agents and representatives involved in the Financing and their successors and assigns.

“Fraud” with respect to any Party means any breach or inaccuracy by such Party of any representation or warranty expressly set forth in this Agreement (as qualified by the Schedules to this Agreement and taking into account all notices or disclosures made pursuant to Section 7.2 as of the Closing Date or termination of this Agreement), which breach or inaccuracy is based on each of the following elements: (a) actual Knowledge that such representation or warranty is false (as opposed to imputed knowledge, constructive knowledge, negligent or reckless misrepresentation or a similar theory); (b) a specific intention to deceive and induce the Party to whom such false representation or warranty was made to act or refrain from acting in reliance upon it; and (c) such Party to whom such false representation or warranty is made takes or refrains from taking action in reasonable reliance upon such false representation or warranty and suffers Losses as a result thereof.

“GAAP” means the generally accepted accounting principles from time to time approved by the United States Financial Accounting Standards Board, or any successor entity thereto, applied consistently with the practices, including reasonable accounting judgments, of the Sellers.

“GAAS” means the Generally Accepted Auditing Standards established by the American Institute of Certified Public Accountants, or any successor entity thereto, applied consistently with the practices, including reasonable accounting judgments, of the Sellers.

“Governmental Authority” means: (a) any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal, or local (whether administrative, legislative, executive, or otherwise) or any other instrumentality or political subdivision thereof; (b) any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board, or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial, or administrative powers or functions of, or pertaining to, government; (c) any court, tribunal, commission, individual, administrator, officer, official, arbitrator, arbitration panel, or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative, or similar functions; and (d) any other body or entity created under the authority of, or otherwise subject to the jurisdiction of, any of the foregoing, including any stock or other securities exchange.

“Hazardous Substances” means all pollutants, contaminants, and flammable, toxic, radioactive, corrosive, caustic, hazardous substances or materials, and waste, whether solid, liquid, gaseous, or vapor, and heat, sound, and vibration, whether alone or in combination with any substances and whether or not such pollutant, contaminant, substances, materials, or waste is referred to specifically in, or regulated under, any Environmental Law, including but not limited to, petroleum, petroleum products and derivatives thereof, per and polyfluoroalkyl substances, polychlorinated biphenyls, asbestos, and radioactive materials and for greater certainty, includes all substances referred to specifically in, regulated under, or for which standards of conduct or liability is imposed pursuant to, any Environmental Law.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Hydrocarbon Inventory” means all hydrocarbon and hydrocarbon-derived inventories owned by the Sellers located at, associated with, or to be delivered to the Refineries, any of the Terminals, or the Pipeline Systems (including, in each case, in the tanks, tank bottoms, in-transit movements, line fill, propellant and unit fill), sourced or purchased to be processed at or in transit to or from the Refineries, any of the Terminals, or the Pipeline Systems, in railcars, in offsite storage or terminal facilities, or otherwise wherever located, including raw materials (including crude oil and gas), blendstocks, feedstocks, intermediate stocks, unfinished refined products, finished refined products, and by-products, in each case, used in, processed by, consumed in, or produced in connection with the Purchased Assets or the business of the Acquired Entities, including any such inventory designated as line fill owned by the Sellers in any pipelines (including the Pipeline Systems) on which the Sellers ship such inventory to or from the Refineries, any of the Terminals, or the Pipeline Systems.

“IEP” means Icahn Enterprises L.P.

“IEP Commitment Letter” means that certain equity commitment letter, dated as of the date hereof, by and between the Purchaser and IEP, pursuant to which IEP has committed to contribute up to Five Hundred Million U.S. Dollars ($500,000,000) of equity financing to the Purchaser at the Closing, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms. Notwithstanding anything to the contrary contained herein, the IEP Commitment Letter may, at the option of the Purchaser, be cancelled and/or terminated upon the increase of the “Purchaser Cash Amount” from Five Hundred Million U.S. Dollars ($500,000,000) to One Billion U.S. Dollars ($1,000,000,000) as contemplated by the definition of such term.

“IEP Cash Amount” means an amount equal to Five Hundred Million U.S. Dollars ($500,000,000), to be funded from IEP’s Unrestricted Cash.

“Income Taxes” means (a) all Taxes based upon, measured by, or calculated with respect to gross or net income, net or gross receipts (other than those in the nature of a sales, use or similar tax), or profits (including any franchise Taxes and any capital gains, alternative minimum, and net worth Taxes, but excluding ad valorem, property, excise, sales, use, real or personal property transfer or other similar Taxes), (b) Taxes based upon, measured by, or calculated with respect to multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based, measured by or calculated with respect to is included in clause (a) above, or (c) withholding Taxes measured with reference to or as a substitute for any Tax included in clause (a) or (b) above.

“Indebtedness” means, of any Person, without duplication, (a) all liabilities with respect to indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (b) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (c) obligations under any performance bond, letter of credit, banker’s acceptance or similar facility, but only to the extent drawn or called prior to the Closing, (d) obligations under any lease arrangements that are classified as a capitalized lease agreement in the Required Financial Information or would be capitalized under GAAP (without giving effect to ASC 842), (e) obligations for purchase price adjustments, the deferred purchase price of property, assets, services or equity interests, including “earn-outs”, “seller notes” and other similar payments (but excluding any trade payables to the extent included as current liabilities in Working Capital), assuming maximum amounts earned (whether contingent or otherwise), (f) obligations under any non-operating derivative financial instruments, including commodity swaps, interest rate swaps, collars, caps, hedging, currency exchange and other derivative and similar arrangements (in each case, including any breakage cost or termination fee, assuming termination thereof on the Closing Date), (g) guarantees with respect to any indebtedness of any other Person of a type described in clauses (a) through (f) above, and (h) for clauses (a) through (g) above, all accrued interest thereon, if any, and any termination fees, prepayment penalties, “breakage” costs or similar payments or expenses which would be payable if such indebtedness were paid in full as of the Closing Date.

“Indemnified Party” has the meaning set forth in Section 10.5(a).

“Indemnifying Party” has the meaning set forth in Section 10.5(a).

“In-Scope Employee” means an employee who is designated by the Sellers, in accordance with Section 5.5, as an In-Scope Employee and included on Schedule 5.5(a)(i).

“Intellectual Property” means any and all intellectual property and proprietary rights of any kind, including the following: (a) patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (excluding any unfiled inventions); (b) Trademarks; (c) copyrights, copyrightable works, and rights in databases, and all registrations, applications, moral rights, and renewals in connection therewith; (d) trade secrets, know-how, inventions (whether patentable or unpatentable and whether or not reduced to practice (but only to the extent not covered by clause (a))), processes, techniques, protocols, methods, formulae, algorithms, models, methodologies, confidential or proprietary information; (e) internet domain names and social media accounts; (f) rights of publicity and privacy; and (g) all registrations, licenses, sublicenses, agreements, and permissions related to any of the foregoing (excluding applications covered by clause (a)), and all rights to sue or recover for past, present, or future infringement, misappropriation, dilution, or other violation of any of the foregoing.

“Interim Financial Statements” has the meaning set forth in Section 5.19(a).

“Interim Period” means the period from the date hereof up to the Effective Time or termination of this Agreement, as applicable.

“IRS” means the United States Internal Revenue Service.

“IT Infrastructure” means the IT-related hardware and computer programs held by any Seller or SPPR (excluding the Applications) that are used in or held for use in the businesses of the Acquired Entities or the Purchased Assets, including, as applicable, enterprise infrastructure, corporate networks, computing systems and internet systems, enterprise identity and access management (IAM), cybersecurity tools and hardware (e.g., firewalls), cloud tenants, email platforms, collaboration platforms (e.g., SharePoint), Enterprise Resource Planning environments (e.g., SAP and Workday), shared data repositories, and corporate backup and disaster recovery platforms.

“JV Interests” has the meaning set forth in the recitals to this Agreement.

“Knowledge” or “knowledge” means (a) with respect to the Sellers, the actual knowledge of the applicable Persons listed on Schedule 1.1F after reasonable inquiry of the executive of Sellers, and only such executive, who has primary responsibility for the matter at issue, and (b) with respect to the Purchaser, the actual knowledge of the applicable Persons listed on Schedule 1.1G after reasonable inquiry of the executive of Purchaser, and only such executive, who has primary responsibility for the matter at issue.

“Lease Assignments” means one or more assignments, substantially in the form of Exhibit D pursuant to which each applicable Seller grants and conveys its tenant interest in and under each Real Property Lease to the Purchaser, and the Purchaser will assume the Assumed Liabilities under the Real Property Leases from the applicable Seller.

“Liability” means, with respect to any Person, any debt, liability, obligation, or responsibility of such Person of any kind, character, or description, whether known or unknown, asserted or unasserted, absolute or contingent, fixed or unfixed, accrued or not accrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable, or otherwise, whenever or however arising (including whether arising out of any contract or tort based on negligence or strict liability), including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards or settlements, and regardless of whether such item would be required by GAAP to be reflected in the financial statements of such Person or disclosed in the notes thereto (including attorneys’ fees and other costs incurred in defending a claim).

“Licensed IP” means the Intellectual Property owned by Sellers or their Affiliates and Exclusively Related to the Purchased Assets or the businesses of the Acquired Entities, where such Intellectual Property is not a Purchased IP; provided, however, that “Licensed IP” shall not include any Intellectual Property to the extent embodied in any handbooks, operating manuals, standards, procedures or similar documents or materials that are not Exclusively Related to the Purchased Assets or the businesses of the Acquired Entities.

“Logistics Racks” means the Mandan Refinery Logistics LPG Truck Rack, the Mandan Refinery Logistics Rail Rack and Trackage, and the SPPR Refinery Logistics Heavy Products Loading Rack.

“Losses” means all losses, damages, costs, expenses, Liabilities, obligations (including corrective and remedial obligations), responsibilities, bonding and appellate costs, and claims of any kind (including any claims arising in any Proceedings and including attorneys’ fees and expenses and fees and expenses of accountants, engineers, consultants and investigators, in each case as may be incurred in the investigation or defense of any of the same or in asserting any rights hereunder).

“Mandan Refinery” means the high-conversion, complex Mandan refinery, located at 900 Old Red Trail NE Mandan, ND 58554, as more particularly described on Schedule 1.1H.

“Mandan Refinery Clean Products Terminal” means the clean products terminal located at 900 Old Red Trail NE Mandan, North Dakota 58554, as more particularly described on Schedule 1.1I.

“Mandan Refinery Logistics LPG Truck Rack” means the refinery logistics LPG truck rack located at the Mandan Refinery as more particularly described on Schedule 1.1J.

“Mandan Refinery Logistics Rail Rack and Trackage” means the refinery logistics rail rack and trackage located at the Mandan Refinery as more particularly described on Schedule 1.1K.

“Mandan Refinery Logistics Tanks” means the certain refinery logistics tanks located at the Mandan Refinery, as more particularly described on Schedule 1.1L.

“Marathon” means Marathon Petroleum Corporation, a corporation organized under the laws of the State of Delaware.

“Marathon Equity Plan” has the meaning set forth in Section 11.2(h).

“Marathon Policies” has the meaning set forth in Section 12.1.

“Marketing Period” means the period of fifteen (15) consecutive Business Days, beginning no earlier than November 4, 2026, throughout and at the end of which Purchaser shall have the Required Financial Information and such Required Financial Information is Compliant (it being understood and agreed that if the Required Financial Information is not Compliant at any time during such fifteen (15) consecutive Business Day period, the Marketing Period shall terminate and restart when such Required Financial Information is Compliant); provided that (i) none of Veteran’s Day, the Wednesday immediately before Thanksgiving Day, Thanksgiving Day, the Friday immediately following Thanksgiving, Martin Luther King Jr. Day, President’s Day, Good Friday, Memorial Day, Observed Juneteenth (June 18, 2027) or Observed Independence Day (July 5, 2027) shall be included in any Marketing Period and (ii) if such period has not ended on or prior to December 18, 2026, then such fifteen (15) Consecutive Business Day period will not commence until January 4, 2027; and provided further that, so long as the Interim Financial Statements are delivered on or before the date of this Agreement and remain Compliant throughout such period, the Marketing Period shall terminate on December 15, 2026.

“Material Adverse Effect” means any event, change, effect, result, occurrence, condition or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the ownership, operation or maintenance of the Purchased Assets, the ownership of the Purchased Interests, or the assets, liabilities, condition (financial or otherwise) or business of SPPR, in each case taken as a whole, or (b) the ability of Sellers to consummate the Transactions; provided, however, that, solely for purposes of clause (a), the term “Material Adverse Effect” shall not include any adverse effect resulting from (i) entering into this Agreement, the announcement, pendency or consummation of the Transactions or the identity of Purchaser, including any loss of employees, customers, suppliers, counterparties or other business relationships resulting from any of the foregoing, (ii) changes in general market, economic, financial, regulatory or political conditions generally, including any change in commodity prices, feedstock pricing, fuel supply, transportation markets, interest rates or currency exchange rates, in the area in which the Purchased Assets are located, the United States or worldwide, (iii) conditions or changes in conditions generally affecting the petroleum refining, transportation, marketing, terminaling or pipeline industries, whether generally, regionally or in any area in which the Purchased Assets are located, (iv) acts of God, storms, meteorological events, earthquakes, floods, fires or other casualty events, except to the extent resulting in a Casualty and such Casualty otherwise satisfies the requirements to be taken into account in determining whether a Material Adverse Effect has occurred for purposes of this definition, (v) strikes, slowdowns, lockouts, work stoppages or other labor disruptions, whether pending or threatened, (vi) general orders, actions or failures to act of Governmental Authorities, other than any such order or action that is specifically directed at the Purchased Assets, the Purchased Interests or SPPR and results from a breach or violation by Sellers or SPPR of Applicable Law or any Order, (vii) civil unrest or similar disorder, the outbreak, cessation or resumption of hostilities, terrorist acts, cyberattacks or war except to the extent resulting in a Casualty and such Casualty otherwise satisfies the requirements to be taken into account in determining whether a Material Adverse Effect has occurred for purposes of this definition, (viii) any action taken or omitted to be taken by or at the written request, or with the prior written consent, of Purchaser, or as expressly required by this Agreement, (ix) any matter that is cured or no longer exists by the earlier of the Closing and the termination of this Agreement, (x) any change in Applicable Law or GAAP from and after the date hereof or (xi) any epidemic, pandemic or disease outbreak, including COVID-19; provided, further, that the foregoing clauses (ii), (iii), (iv), (v), (vi), (vii), (x) and (xi) shall be taken into account in determining whether a Material Adverse Effect has occurred solely to the extent such matter has a materially disproportionate adverse impact on the Purchased Assets, the Purchased Interests or SPPR, taken as a whole, relative to similarly situated petroleum refining businesses operating in the United States, and then only the incremental disproportionate adverse impact may be taken into account.

“Material Contracts” means any Assumed Contract or Contract to which SPPR is a party or by which SPPR is bound, in each case, that (a) can reasonably be expected to result in aggregate payments by a Seller, SPPR or any of their respective Affiliates in excess of Seven Million U.S. Dollars ($7,000,000) in any calendar year; (b) which requires the payment of a penalty, liquidated damages or other amount in excess of Seven Million U.S. Dollars ($7,000,000) upon termination, excluding payment obligations solely arising from a breach thereof; (c) constitutes an indenture, mortgage, loan, credit, sale-leaseback, or similar Contract with an outstanding obligation in excess of Seven Million U.S. Dollars ($7,000,000) that will be binding on the Purchaser, the Purchased Assets, SPPR or the MPLC Interests or MPLI Interests after the Closing, or relates to the incurrence, assumption or guarantee of indebtedness for borrowed money or imposes a security interest on any of the Purchased Assets, any assets of SPPR or any of the Purchased Interests; (d) grants “most favored nations” or similar pricing to a customer or counterparty, or contains minimum volume, total requirements, or “take or pay” commitments that obligate any Seller, with respect to the Purchased Assets, or SPPR to purchase, take or pay for any minimum or specified volume of products, services or other goods; (e) constitutes an agreement for which the primary purpose is the allocation, indemnity, or sharing of any Tax Liabilities; (f) pursuant to which any Person has licensed Intellectual Property to SPPR or to any Seller and such Intellectual Property is used in the businesses of the Purchased Assets or the Acquired Entities, or pursuant to which SPPR has licensed Intellectual Property to a Third Party or any Seller has licensed to a Third Party any Intellectual Property that is used in the businesses of the Purchased Assets or the Acquired Entities, excluding in each case generally commercially available, off-the-shelf software programs or whereby a Seller or SPPR receives or grants a non-exclusive license to Intellectual Property that is merely incidental to goods or services received or provided under the Contract; (g) can reasonably be expected to result in aggregate payments to a Seller, SPPR or any of their respective Affiliates in excess of Seven Million U.S. Dollars ($7,000,000) in any calendar year or are otherwise with a Material Customer; (h) constitutes a Contract (i) to which SPPR is a party, on the one hand, and any Seller or any Person described in the following clause (ii) is a party, on the other hand, or (ii) with any Affiliate of a Seller or any officer, director or manager of any Seller or Affiliate of any Seller (other than any Transaction Document); (i) constitutes a non-competition or similar agreement or any agreement that purports to restrict, limit, or prohibit any Seller (with respect to the Purchased Assets, Assumed Liabilities or Purchased Interests) or SPPR from engaging in any line of business or the manner in which, or the locations at which, such Person conducts business; (j) constitutes a material pipeline or material facility operating agreement; (k) constitutes a collective bargaining agreement or other Contract with a labor union, works council, labor organization, or other employee representative; (l) constitutes a joint venture or partnership, strategic alliance or similar arrangement (however named) involving the sharing of profits, losses, costs, or liabilities; (m) constitutes a swap, option, future, collar, put, call, floor, cap, hedge, or similar instrument, contract, or agreement or other commodity or interest rate trading instrument; (n) constitutes a settlement, conciliation, or consent agreement or other Contract with a Governmental Authority pursuant to which any of the Sellers or SPPR have any material outstanding obligation after the date of this Agreement; (o) grants to any Third Party any right of first refusal, right of first offer, right of first negotiation, or other put, call or preferential purchase right with respect to any Purchased Asset, any assets of SPPR, the SPPR Interests or, to the Knowledge of Sellers, the MPLC Interests or MPLI Interests (excluding the organizational documents of such entity); or (p) any commitment, understanding, or arrangement to enter into any of the foregoing.

“Material Customer” has the meaning set forth in Section 5.26.

“Minnesota Pipe Line” means the crude oil pipeline transportation system operated by or on behalf of Flint Hills Resources, LLC or its affiliates, including the applicable lines, appurtenances, origin points and related transportation rights used to transport crude oil to the SPP Refinery.

“MPC” has the meaning set forth in the preamble to this Agreement.

“MPC Accrued Property Tax Liabilities” means the estimated amount of Property Taxes accrued and unpaid with respect to SPPR and its assets or operations for any Pre-Closing Tax Period, in each case, as determined in accordance with GAAP, but excluding Transfer Taxes.

“MPC Adjustment Amount” means the sum of (a) the difference between the MPC Final Hydrocarbon Inventory Amount and the MPC Estimated Hydrocarbon Inventory Amount, (b) the difference between the MPC Final Non-Hydrocarbon Inventory Amount and the MPC Estimated Non-Hydrocarbon Inventory Amount, (c) the difference between the MPC Final Working Capital Amount and the MPC Estimated Working Capital Amount, (d) the difference between the MPC Final 2026 Pro-Rated Bonus Amount and the MPC Estimated 2026 Pro-Rated Bonus Amount, (e) the difference between the MPC Asset Tax Upward Adjustment set forth in the MPC Final Settlement Statement and MPC Closing Settlement Statement, and (f) the difference between the MPC Asset Tax Downward Adjustment set forth in the MPC Final Settlement Statement and MPC Closing Settlement Statement.

“MPC Asset Tax Downward Adjustment” has the meaning set forth in Section 3.1(b)(vii).

“MPC Asset Tax Upward Adjustment” has the meaning set forth in Section 3.1(b)(vi).

“MPC Base Purchase Price” means Three Billion Four Hundred Fifty Million U.S. Dollars ($3,450,000,000).

“MPC Closing Settlement Statement” has the meaning set forth in Section 3.2(a)(i).

“MPC Estimated 2026 Pro-Rated Bonus Amount” means the MPC Sellers’ good faith estimate of the MPC Final 2026 Pro-Rated Bonus Amount.

“MPC Estimated Hydrocarbon Inventory Amount” means the MPC Sellers’ good faith estimate of the aggregate amount of the Hydrocarbon Inventory attributable to the MPC Sellers as of the Effective Time, determined in accordance with Schedule 3.2(b)(iii), and set forth in the MPC Closing Settlement Statement.

“MPC Estimated Non-Hydrocarbon Inventory Amount” means the MPC Sellers’ good faith estimate of the aggregate amount of the Non-Hydrocarbon Inventory attributable to the MPC Sellers as of the Effective Time, determined in accordance with Schedule 3.2(b)(iii), and set forth in the MPC Closing Settlement Statement.

“MPC Estimated Working Capital Amount” means the MPC Sellers’ good faith estimate of the aggregate amount of the Working Capital attributable to the MPC Sellers as of the Effective Time, as computed in accordance with Schedule 1.1M and set forth in the MPC Closing Settlement Statement.

“MPC Final 2026 Pro-Rated Bonus Amount” means the aggregate amount of the target annual bonus opportunities for all Transferring Employees set forth on the Bonus Schedule that are employed for the benefit of the MPC Purchased Assets, by any MPC Seller or their respective Subsidiaries or otherwise plus the employer portion of any applicable FICA, state, local or foreign payroll, social security, unemployment or similar Taxes due with respect to such pro-rated annual bonuses; provided, that the employer portion of any applicable Taxes shall be included only to the extent that such Taxes are not expected to otherwise be paid in accordance with Ordinary Business Operations in connection with the payment of such Transferring Employee’s compensation (other than such pro-rated annual bonus) throughout the calendar year in which such pro-rated annual bonus is paid; provided further, that any amounts included in the “MPC Final 2026 Pro-Rated Bonus Amount” will not be in duplication of any amounts included in the “MPLX Final 2026 Pro-Rated Bonus Amount.”

“MPC Final Hydrocarbon Inventory Amount” means the aggregate amount of the Hydrocarbon Inventory attributable to the MPC Sellers as of the Effective Time, determined in accordance with Schedule 3.2(b)(iii), as set forth in the MPC Final Settlement Statement.

“MPC Final Non-Hydrocarbon Inventory Amount” means the aggregate amount of the Non-Hydrocarbon Inventory attributable to the MPC Sellers as of the Effective Time, determined in accordance with Schedule 3.2(b)(iii), as set forth in the MPC Final Settlement Statement.

“MPC Final Repair Cost Amount” has the meaning set forth in Section 3.1(b)(viii).

“MPC Final Settlement Statement” has the meaning set forth in Section 3.2(b)(i).

“MPC Final Working Capital Amount” means the Working Capital attributable to the MPC Sellers as of the Effective Time, as computed in accordance with Schedule 1.1M and set forth in the MPC Final Settlement Statement.

“MPC Non-Inventory Adjustment” means the aggregate amount set forth on Schedule 3.1(b)(x).

“MPC Purchase Price” has the meaning set forth in Section 3.1(b).

“MPC Purchased Assets” means the Purchased Assets sold, conveyed, assigned, transferred and delivered by the MPC Sellers pursuant to this Agreement and excluding, for the avoidance of doubt, any MPLX Purchased Assets.

“MPC Sellers” means, collectively, MPC, WRSW, TRMC, and MPST.

“MPCA” means the Minnesota Pollution Control Agency.

“MPLC” has the meaning set forth in the recitals to this Agreement.

“MPLC Assets” means all of the assets held by MPLC.

“MPLC Interests” has the meaning set forth in the recitals to this Agreement.

“MPLI” has the meaning set forth in the recitals to this Agreement.

“MPLI Assets” means all of the assets held by MPLI.

“MPLI Interests” has the meaning set forth in the recitals to this Agreement.

“MPLX” means MPLX LP, a limited partnership organized under the laws of the State of Delaware.

“MPLX Adjustment Amount” means the sum of (a) the difference between the MPLX Final Working Capital Amount and the MPLX Estimated Working Capital Amount, (b) the difference between the MPLX Final 2026 Pro-Rated Bonus Amount and the MPLX Estimated 2026 Pro-Rated Bonus Amount, (c) the difference between the MPLX Asset Tax Upward Adjustment set forth in the MPLX Final Settlement Statement and MPLX Closing Settlement Statement, and (d) the difference between the MPLX Asset Tax Downward Adjustment set forth in the MPLX Final Settlement Statement and MPLX Closing Settlement Statement.

“MPLX Asset Tax Downward Adjustment” has the meaning set forth in Section 3.1(c)(iv).

“MPLX Asset Tax Upward Adjustment” has the meaning set forth in Section 3.1(c)(iii).

“MPLX Base Purchase Price” means Seven Hundred Fifty Million U.S. Dollars ($750,000,000).

“MPLX Closing Settlement Statement” has the meaning set forth in Section 3.2(a)(ii).

“MPLX Estimated 2026 Pro-Rated Bonus Amount” means the MPLX Sellers’ good faith estimate of the MPLX Final 2026 Pro-Rated Bonus Amount.

“MPLX Estimated Working Capital Amount” means the MPLX Sellers’ good faith estimate of the aggregate amount of the Working Capital attributable to the MPLX Sellers as of the Effective Time, as computed in accordance with Schedule 1.1N and set forth in the MPLX Closing Settlement Statement.

“MPLX Final 2026 Pro-Rated Bonus Amount” means the aggregate amount of the target annual bonus opportunities for all Transferring Employees set forth on the Bonus Schedule that are employed for the benefit of the MPLX Purchased Assets, by any MPLX Seller or their respective Subsidiaries or otherwise, in each case solely to the extent any such annual bonus amounts are allocable to the MPLX Sellers or any of their Affiliates pursuant to that certain Omnibus Agreement, dated as of October 31, 2012, among Marathon, MPC, MPLX and the other parties thereto (or, if no such allocation is specified therein, to the extent such Transferring Employees’ services are primarily dedicated to the MPLX Purchased Assets), plus the employer portion of any applicable FICA, state, local or foreign payroll, social security, unemployment or similar Taxes due with respect to such pro-rated annual bonuses; provided, that the employer portion of any applicable Taxes shall be included only to the extent that such Taxes are not expected to otherwise be paid in accordance with Ordinary Business Operations in connection with the payment of such Transferring Employee’s compensation (other than such pro-rated annual bonus) throughout the calendar year in which such pro-rated annual bonus is paid; provided further, that any amounts included in the “MPLX Final 2026 Pro-Rated Bonus Amount” will not be in duplication of any amounts included in the “MPC Final 2026 Pro-Rated Bonus Amount.”

“MPLX Final Repair Cost Amount” has the meaning set forth in Section 3.1(c)(v).

“MPLX Final Settlement Statement” has the meaning set forth in Section 3.2(b)(i).

“MPLX Final Working Capital Amount” means the Working Capital attributable to the MPLX Sellers as of the Effective Time, as computed in accordance with Schedule 1.1N and set forth in the MPLX Final Settlement Statement.

“MPLX Purchase Price” has the meaning set forth in Section 3.1(c).

“MPLX Purchased Assets” means the Purchased Assets sold, conveyed, assigned, transferred and delivered by the MPLX Sellers pursuant to this Agreement and excluding, for the avoidance of doubt, any MPC Purchased Assets.

“MPLX Sellers” means, collectively, TLO and WRT.

“MPST” has the meaning set forth in the preamble.

“Multiemployer Plan” means any “multiemployer plan” as defined in Section 3(37) of ERISA or 414(f) of the Code.

“Mutual Aid Agreement” means the Mutual Aid Agreement to be entered into as of the Closing Date, substantially in the form of Exhibit L.

“Neutral Auditor” has the meaning set forth in Section 3.4(a).

“NDDEQ” means the North Dakota Department of Environmental Quality .

“NDDEQ Waste Permit” means the Hazardous Waste Permit No. HW-002 issued by the NDDEQ.

“Non-Hydrocarbon Inventory” means all catalyst and precious metals inventories owned by the Sellers and used or held for use in connection with the operation of the Refineries or any of the Terminals, whether located at the Refineries, any Terminal, in railcars, in offsite storage or terminal facilities, in transit to the Refineries or any Terminal, or otherwise.

“Non-Recourse Party” has the meaning set forth in Section 16.15.

“Objection Notice” has the meaning set out in Section 3.2(b)(ii).

“ONEOK-Magellan Pipeline System” means the petroleum products pipeline transportation system associated with Magellan Pipeline Company, L.P.’s F.E.R.C. No. 157.39.0 tariff used to transport petroleum products from Central Origins to the points named therein.

“Order” means any order, injunction, judgment, decree, verdict, consent, ruling, regulation, settlement, stipulation, writ, decision, determination, directive or award of a Governmental Authority.

“Ordinary Business Operations” means, with respect to the identified Person, the ordinary course of business of such Person in all material respects consistent with such Person’s custom, practice and operating policies, including ordinary course deviations therefrom made in all material respects in accordance with such Person’s prior policies, procedures and practices;

provided that for purposes of this Agreement, “Ordinary Business Operations” also includes any actions taken from and after the date hereof that are necessary to consummate the Transactions and ensure the orderly transition of the ownership and operation of the Purchased Assets or Purchased Interests to the Purchaser; and provided, further, that “Ordinary Business Operations” shall not include for purposes of Section 7.1 any acts, omissions or conduct restricted or prohibited under Section 7.1(b) of this Agreement during the Interim Period.

“Outside Date” means the date that is two hundred seventy (270) days after the date hereof.

“Outstanding Equity Awards” has the meaning set forth in Section 11.2(h).

“Party” and “Parties” have the meanings set forth in the preamble to this Agreement.

“Permit” means all permits, licenses, variances, authorizations, registrations, consents, filings, notices or approvals granted or issued by or obtained from any Governmental Authority that are used in connection with or necessary for the ownership, operation or maintenance of the Purchased Assets or any of the assets or businesses of SPPR, together with any renewals, extensions or modifications thereof and additions thereto or applications therefor.

“Permitted Encumbrances” means any of the following: (a) those Encumbrances set forth on Schedule 1.1O; (b) liens for Taxes not yet delinquent or, if delinquent, that are being contested in good faith by appropriate proceedings, in each case, for which adequate reserves have been established on the appropriate balance sheet in accordance with GAAP; (c) construction, mechanics’, materialmen’s, carriers’, workers’, repairers’, landlords’, and other similar liens arising or incurred in Ordinary Business Operations, or pledges, deposits, or other liens for which sufficient reserves have been established securing the performance of bids, trade Contracts, leases, or statutory obligations (including workers’ compensation, unemployment insurance, or other social security legislation), in each case, not yet delinquent or the validity or amount of which is being contested in good faith, if then appropriate, by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, which would not, individually or in the aggregate, materially impair the use or occupancy of any Purchased Asset and SPPR or the operation of the business of the Purchased Interests or the Acquired Entities; (d) zoning, entitlement, building and other land use and environmental regulations, restrictions, activity and use limitations, and other similar requirements imposed by Governmental Authorities, which do not, individually or in the aggregate, materially interfere with the current use of the Real Property to which they relate; (e) all Encumbrances arising under approvals, Permits, licenses, orders or other authorizations issued by any Governmental Authority which do not, individually or in the aggregate, materially interfere with the current use of the Real Property to which they relate; (f) with respect to Real Property, any encroachments, protrusions, overlaps, boundary line disputes, shortages in area, gaps, gores, strips, defects, irregularities or other similar matters, individually or in the aggregate, that would not reasonably be expected to materially interfere with the current use or occupancy of any Real Property subject thereto; (g) with respect to Seller Leased Real Property or leased personal property: (i) Encumbrances existing under or as a result of any Real Property Leases or personal property leases, in each case not yet delinquent, (ii) the interests and rights of the respective lessors with respect thereto and all Encumbrances to which such lessors’ interests and rights in such Seller Leased Real Property or leased personal property are subject or (iii) Encumbrances created or evidenced by or resulting from precautionary financing statements or other recordings filed by lessors; (h) Encumbrances created by or through the Purchaser as of the Closing; (i) covenants, conditions, restrictions, servitudes, Easements, rights of way, declarations, reservations, defects, or irregularities of record, including gaps, in the chain of title and encroachments and other such Encumbrances affecting title to any Real Property that are of public record, in each case, that, individually or in the aggregate, would not reasonably be expected to materially interfere with the current use or occupancy of any Real Property subject thereto; (j) matters which would be disclosed by a current, accurate survey or inspection of any land, buildings, improvements, and fixtures erected thereon and all appurtenances related thereto, which would not, individually or in the aggregate, be expected to have a Material Adverse Effect on the current use or occupancy of any Real Property subject thereto; (k) non-exclusive licenses to Intellectual Property granted in the Ordinary Business Operations; (l) statutory or contractual Encumbrances of lessors or liens on the lessor’s or prior lessor’s interest; (m) consents to assignment, notices of assignment, and other similar restrictions and any required notices to, or filings with, Governmental Authorities in connection with the consummation of the Transactions; (n) all defects or irregularities resulting from the failure to record any instrument relating to the Real Property covering federal, tribal, or state lands in the records of any county, which do not individually or in the aggregate, materially interfere with the current use of the Real Property to which they relate; (o) any Encumbrance that is discharged by the Sellers at or prior to Closing; (p) all matters disclosed in any title report, survey or other real property diligence materials made available to the Purchaser; (q) the terms and conditions of any Material Contracts or of any order, Permit, license or other authorization; (r) any Encumbrances expressly referred to in the Financial Statements; (s) with respect to any equity securities, (i) Encumbrances under the organizational documents of the applicable entity and (ii) Encumbrances arising under applicable securities laws (these clauses (i) and (ii), collectively, the “Permitted Equity Encumbrances”); (t) all reservations of record of minerals, oil, gas or other hydrocarbons in and under or that may be produced from any lands constituting part of the Real Property or on which any of the Purchased Assets are located, other than any such reservations that would materially impair the current use or operation of the applicable Real Property; (u) reservations of water rights or rights to extract water, or any lack of water rights, in each case, that would not result in a Material Adverse Effect on the current use or operation of the applicable Real Property; (v) limitations on use of any Real Property, including limitations on residential, agricultural, day care or similar uses, whether set forth in deeds, environmental covenants, institutional controls, land use restrictions or other instruments affecting such Real Property, which do not, individually or in the aggregate, materially interfere with the current use or occupancy of the Real Property to which they relate; and (w) contractual Encumbrances on the Hydrocarbon Inventory or Non-Hydrocarbon Inventory pursuant to transportation, netting, set-off, terminal and storage agreements or other similar agreements constituting Assumed Contracts or Material Contracts of SPPR as of the Closing entered into in Ordinary Business Operations and not arising as a consequence of the breach thereof.

“Permitted Equity Encumbrances” has the meaning set forth in the definition of “Permitted Encumbrances.”

“Person” means any natural person, corporation, partnership, limited liability company, proprietorship, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority, or other business organization, trust, union, association or entity.

“Personal Information” means any information relating to an identified or identifiable natural person, device or household, including “personal data”, “personally identifiable information”, “personal information” or equivalent terms as defined in other Applicable Law.

“PHMSA” means the federal Pipeline and Hazardous Materials Safety Administration.

“Pipeline Systems” means the Aranco Pipeline and the Cottage Grove Pipeline System.

“Plan Year” has the meaning set forth in Section 11.2(e).

“Pre-Closing Tax Period” means any Tax period ending on or prior to the day immediately prior to the Closing Date and the portion of any Straddle Period ending on and including the day immediately prior to the Closing Date.

“Primarily Related” means primarily related to or primarily used in or held for use in the businesses of the Acquired Entities or the Purchased Assets; provided that any de minimis usage of an asset for purposes unrelated to the businesses of the Acquired Entities or the Purchased Asset shall not result in an asset (or any related Liability) being deemed Primarily Related to the businesses of the Acquired Entities or the Purchased Assets, as applicable.

“Proceeding” means any action, suit, complaint, citation, charge, labor grievance, audit, claim, counterclaim, examination, litigation, inquiry, investigation, citation, summons, subpoena, order, review, or other judicial or administrative proceeding (whether civil, commercial, administrative or criminal), at law or in equity, commenced, brought, conducted or heard by or before (or that would be before), or otherwise involving, any Governmental Authority or arbitrator, or any arbitration or other dispute resolution proceeding.

“Process Licenses” means, collectively, any inbound licenses identified on Schedule 1.1Z.

“Property Taxes” means real property, personal property, ad valorem and other similar Taxes. “Property Taxes” shall not include any Asset Taxes.

“Proposed Purchase Price Allocation” has the meaning set forth in Section 3.5.

“Purchase Price” has the meaning set forth in Section 3.1(a).

“Purchased Assets” has the meaning set forth in Section 2.1(a).

“Purchased Interests” has the meaning set forth in the recitals to this Agreement.

“Purchased IP” means (a) Intellectual Property to the extent it is Exclusively Related to the Purchased Assets or business of the Acquired Entities, applications and registrations thereof (if any), and any and all rights to sue or recover for past, present, or future infringement, misappropriation, dilution, or other violation thereof, (b) the Sellers’ rights and licenses to any Intellectual Property licensed to any Seller pursuant to an Assumed Contract, including Process Licenses, to the extent such rights and licenses are assignable or otherwise transferable to Purchaser, and (c) any items included in Schedule 2.1(a)(xviii).

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Bonus Payment” has the meaning set forth in Section 11.2(g).

“Purchaser Cash Amount” means an amount equal to Five Hundred Million U.S. Dollars ($500,000,000), to be funded from the Purchaser’s Unrestricted Cash. Upon notice to the Sellers, the Purchaser Cash Amount shall be automatically and without further action increased by up to Five Hundred Million U.S. Dollars ($500,000,000) from the deposit of Unrestricted Cash that constitutes the proceeds of any equity offerings consummated by the Purchaser after the date hereof.

“Purchaser Fundamental Representations” means the representations and warranties of the Purchaser set forth in Section 6.1 (Organization, Existence, and Qualification), Section 6.2 (Authority, Approval, and Enforceability), Section 6.3(a) (No Conflicts), and Section 6.9 (Brokers’ Fees).

“Purchaser Group Health Plan” has the meaning set forth in Section 11.2(a).

“Purchaser Indemnified Parties” means the Purchaser and its Affiliates and their respective Representatives.

“Purchaser’s DCFSA Plan” has the meaning set forth in Section 11.2(e).

“Purchaser’s Savings Plans” has the meaning set forth in Section 11.2(d).

“R&W Insurance Policy” has the meaning set forth in Section 8.16.

“Rack Supply Agreement” means the long term, supply agreement to be entered into as of the Closing Date, substantially in the form of Exhibit H, pursuant to which MPC or its Affiliates will purchase unbranded fuel produced at the Sites from the Purchaser or its Affiliates from and after the Closing in accordance with the terms thereof.

“Real Property” means the Seller Owned Real Property, the Seller Leased Real Property, the Seller Easements and the SPPR Easements.

“Real Property Leases” means the lease and sublease agreements, licenses and similar possessory real property use agreements, including amendments thereto and guaranties thereof, under which a Seller or SPPR, as tenant, lessee or sublessee, leases any Seller Leased Real Property.

“Refineries” means the SPP Refinery and the Mandan Refinery.

“Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, or migrating into or through the Environment.

“Released Claims and Liabilities” has the meaning set forth in Section 10.4.

“Released Parties” has the meaning set forth in Section 10.4.

“Releasor” has the meaning set forth in Section 10.4.

“Repair Costs” has the meaning set forth in Section 8.17(b)(iii).

“Representative” means, in respect of a Party, each director, officer, employee, agent, consultant, adviser, attorney, or other authorized representative of such Party or its Affiliates, who is involved in the Transactions.

“Required Financial Information” means (a) the Financial Statements, (b) if the Closing Date is to occur more than sixty (60) days after December 31, 2026, and the Marketing Period has not terminated by such date, the audited combined balance sheets and the related audited combined statements of income, equity, and cash flows of the Purchased Assets and the Acquired Entities for the year ended December 31, 2026, (c) unaudited combined balance sheets and the related unaudited combined statements of income, equity, and cash flows of the Purchased Assets and Acquired Entities as of the end (in the case of such balance sheet) and for the period commencing after the end of the fiscal year covered by the most recent audited financial statements which have been provided pursuant to clause (a) or (b) above and ending on the last day of the most recent fiscal quarter (other than the fourth fiscal quarter) ended and at least forty (40) days prior to the Closing Date if the Marketing Period has not terminated by such date, (d) all financial information related to the Purchased Assets and Purchased Interests that are reasonably necessary for the Purchaser to prepare pro forma financial statements of the Purchaser, giving effect to the Transactions, as of December 31, 2025, for the fiscal year ended December 31, 2025 (or December 31, 2026 to the extent 2026 year end financials are required under clause (b) above) and as of and for the most recently completed interim period for which financial statements have been provided hereunder (along with the comparative period from the prior fiscal year), and related notes, in each case in accordance with Regulation S-X, provided by Sellers to the Purchaser in the agreed upon form on or prior to the date of this Agreement, and (e) all operating, business and other financial information of the Sellers as of and for the most recent period for which financial statements have been provided (including comparative information from the corresponding period in the prior fiscal year) with respect to the Purchased Assets and the Acquired Entities provided by the Sellers to the Purchaser in the agreed form on or prior to the date of this Agreement.

“Restricted Period” has the meaning set forth in Section 8.3(b).

“Restricted Persons” has the meaning set forth in Section 8.3(a).

“Restricted Products” means (a) any grade or type of finished gasoline or gasohol; (b) E85, being finished gasoline or gasohol blended with 51% - 83% ethanol by volume, generally referred to as ethanol flex fuel, and meeting the specifications in the most current version of ASTM D5798; or (c) any distillate motor fuel, including kerosene, number 1 ultra low sulfur distillate and number 2 ultra low sulfur distillate.

“Restricted Terminals” means the light product terminals set forth on Schedule 8.3(b).

“Reverse Termination Fee” means the termination fee described in Section 9.6(b) and Section 9.6(d), as applicable.

“RFS” means the United States Renewable Fuel Standard as outlined in 40 C.F.R. Part 80.

“RINs” means renewable identification numbers assigned to each physical gallon of renewable fuel produced or imported in the United States.

“Risk Management Program Matter” means alleged violations of Section 112(r) of the Clean Air Act, Section 313 of the Emergency Planning and Community Right-To-Know Act, the Comprehensive Environmental Response, Compensation, and Liability Act, and the regulations promulgated thereunder related to operations at the Mandan Refinery referred by U.S. EPA to the Department of Justice (DOJ) as set forth in the DOJ letter dated June 23, 2026.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” or “Sellers” have the meanings set forth in the preamble to this Agreement.

“Seller Easements” means all Easements Exclusively Related to and held for the benefit of any of the Sites or any other Purchased Assets (including all construction work-in-progress in respect of the same), including those listed on Schedule 1.1P.

“Seller Fundamental Representations” means the representations and warranties of the Sellers set forth in Section 5.1 (Organization, Existence, and Qualification), Section 5.2 (Authority, Approval, and Enforceability), Section 5.3(a) (No Conflicts), Section 5.6 (Purchased Interests), Section 5.7(b)(xvi) (Tax Classification of SPPR), and Section 5.12 (Brokers’ Fees).

“Seller Indemnified Parties” means the Sellers and their Affiliates and their respective Representatives.

“Seller Leased Real Property” means the real property leased or subleased as tenant or lessee by a Seller and Exclusively Related to any of the Sites or SPPR, as set forth on Schedule 1.1Q, together with all rights, titles and interests of a Seller or any of its Affiliates in and to any buildings, structures, fixtures and other improvements located thereon (including all construction work-in-progress in respect of the same), and all rights, privileges and appurtenances related thereto.

“Seller Owned Real Property” means the land described on Schedule 1.1R, together with all buildings, structures, facilities, fixtures and other improvements located thereon and all of such Seller’s right, title and interest in all Easements, licenses, rights and appurtenances relating to the foregoing.

“Seller Permanent Records” has the meaning set forth in the definition of “Books and Records.”

“Seller Protected Parties” has the meaning set forth in Section 8.16.

“Seller Related Party” has the meaning set forth in Section 16.14,

“Seller Support Obligations” has the meaning set forth in Section 8.13.

“Sellers’ Bank Account” means the bank accounts as the Sellers shall designate in writing, from time to time, to the Purchaser for purposes of this Agreement.

“Sellers’ DCFSA Plan” has the meaning set forth in Section 11.2(e).

“Sellers Group Health Plan” has the meaning set forth in Section 11.2(a).

“Sellers’ Warranties” has the meaning set forth in Section 2.7.

“Shipment History” means the history of the applicable Seller’s or its Affiliates’ shipments on the Pipeline Systems and the Third Party Pipeline Systems related to the Purchased Assets, during the relevant “base period” (or equivalent period) specified in the applicable pipeline’s proration policy that is used to determine history immediately preceding the Closing Date.

“Sites” means the Refineries, the Terminals, the Pipeline Systems, the Logistics Racks, and the SPPR Dock.

“SPP Refinery” means the high-conversion, complex St. Paul Park refinery, located at 301 St. Paul Park Road St. Paul Park, MN 55071, as more particularly described on Schedule 1.1S.

“SPPR” has the meaning set forth in the recitals to this Agreement.

“SPPR Dock” means the barge dock located at 4 Broadway Ave. St. Paul Park, MN, as more particularly described on Schedule 1.1T.

“SPPR Easements” means all Easements granted to or in favor of SPPR.

“SPPR Interests” has the meaning set forth in the recitals to this Agreement.

“SPPR Refinery Logistics Heavy Products Loading Rack” means the refinery logistics heavy products loading rack located at SPP Refinery, as more particularly described on Schedule 1.1U.

“SPPR Refinery Logistics Rail Loading Terminal” means the refinery logistics rail loading terminal located at SPP Refinery, as more particularly described on Schedule 1.1V.

“SPPR Refinery Logistics Tanks” means the certain refinery logistics tanks, as more particularly described on Schedule 1.1W.

“SPPR Terminal” means the refinery logistics terminal located at 125 Fourth Ave. Newport, MN 55055, as more particularly described on Schedule 1.1X.

“Stock Power” means a stock power to be entered into as of the Closing, substantially in the form of Exhibit E, pursuant to which the applicable Equity Seller will assign and transfer to the Purchaser, and the Purchaser will acquire and assume from the Equity Seller, the applicable Purchased Interests.

“Straddle Period” means any Tax period beginning before and ending on or after the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which (a) if a corporation, a majority of the outstanding equity securities having ordinary voting power to elect a majority of the board of directors (or other governing body) is, or (b) if a partnership, limited liability company, association, or other business entity, a majority of the equity or ownership interests is, in each case, at the time owned or controlled, directly or indirectly, by such first Person or one or more of its other Subsidiaries; provided, however, that for purposes of this Agreement, none of MPLX or any of its Subsidiaries shall be a Subsidiary of Marathon or any of its Affiliates.

“Sunoco-NuStar Pipeline System” means the MidCon North Pipeline petroleum products pipeline transportation system associated with NuStar Pipeline Operating Partnership, L.P.’s F.E.R.C. No. 16.32.0 tariff used to transport petroleum products between and among the origin and destination points identified therein.

“Taking” means a taking of all or any material portion of the Seller Owned Real Property or the SPP Refinery by condemnation or eminent domain or by agreement in lieu thereof (whether through regulation or otherwise) with any Person or Governmental Authority authorized to exercise such rights for which the associated replacement costs or expected condemnation award would reasonably be expected to exceed one percent (1%) of the Base Purchase Price.

“Tax” means (a) any federal, state, local, or non-U.S. taxes, including all income, sales, use, goods and services, harmonized sales, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property, and personal property taxes, and any other taxes and other assessments or similar charges, each in the nature of a tax, including pension plan contributions, employment insurance, and unemployment insurance payments, and workers’ compensation premiums, together with any installments with respect thereto, and any interest, fines, penalties, similar Liabilities, and obligations, in each case, imposed, levied, collected, withheld, or assumed by any Governmental Authority in respect thereof and whether disputed or not; (b) any Liabilities or obligations for the payment of any amounts of the type described in clause (a) as a result of being a member of a Consolidated Group for any period; and (c) any Liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of the operation of law or any express or implied obligation to indemnify any other Person.

“Tax Liability” means any Liability in respect of Taxes.

“Tax Return” or “Tax Returns” means all returns, information returns, reports, elections, agreements, declarations, claims for refund, statements, or other documents of any nature or kind required to be filed with any Governmental Authority in respect of Taxes, including any schedules and exhibits thereto and amendments to any of the foregoing.

“Terminals” means the Cottage Grove Terminal, the Mandan Refinery Clean Products Terminal, the SPPR Refinery Logistics Rail Loading Terminal, the SPPR Terminal and the Asphalt Terminal.

“Termination Fee” means the termination fee described in Section 9.6(c).

“Third Party” means any Person, other than (a) a Party or its Affiliates or (b) any Person that after the date hereof becomes a successor entity of a Party or any of its Affiliates.

“Third Party Claim” has the meaning set forth in Section 10.5(b).

“Third Party Pipeline Systems” means the ONEOK-Magellan Pipeline System, the Sunoco-NuStar Pipeline System and the Minnesota Pipe Line.

“TLO” has the meaning set forth in the preamble to this Agreement.

“Trademark License Agreement” means the trademark license agreement to be entered into as of the Closing Date, substantially in the form of Exhibit G, pursuant to which the Purchaser will secure the non-exclusive right to market gasoline and diesel products under the Marathon or ARCO brands from and after the Closing in accordance with the terms thereof.

“Trademarks” means any and all trademarks, service marks, trade names, brand names, logos, emblems, trade dress, certification marks, collective marks, design marks, stylizations, slogans, taglines, domain names, social media identifiers and handles, uniform resource locators, and other indicia of origin or source, whether registered or unregistered, in any jurisdiction throughout the world, together with (a) all applications for registration thereof (including intent-to-use applications), (b) all registrations thereof, (c) all renewals, extensions, and modifications thereof, (d) all goodwill associated with and symbolized by any of the foregoing, and (e) all rights to sue and recover and retain damages, costs, and attorneys’ fees for past, present, and future infringement, dilution, or other violation of any of the foregoing.

“Transaction Documents” means this Agreement, the Assignment and Bill of Sale, the Lease Assignments, the Easement Assignments, the Stock Powers, the Assignment of Membership Interests, the Deeds, the Asphalt Supply Agreement, the Crude Supply Agreement, the Trademark License Agreement, the Rack Supply Agreement, the TSA, and any other documents executed and delivered pursuant to, or in connection with, this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Transfer Taxes” means any sales Tax, excise Tax, use Tax, recording Tax, registration Tax, direct or indirect real property transfer Tax, documentary stamp Tax or similar Taxes and related fees attributable to the sale or transfer of the Purchased Assets and the Purchased Interests.

“Transferring Employee” has the meaning set forth in Section 11.1(a).

“Treasury Regulations” means the final or temporary Treasury Regulations promulgated by the U.S. Department of the Treasury under the Code.

“TRMC” has the meaning set forth in the preamble to this Agreement.

“TSA” means the Transition Services Agreement substantially in the form of Exhibit I.

“Tunney Act” means the Antitrust Procedures and Penalties Act of 1974, as amended.

“Unrestricted Cash” means cash and cash equivalents that are (a) (i) with respect to Purchaser, held in accounts of the Purchaser (or any Subsidiary thereof) at a bank or other financial institution in the United States, or (ii) with respect to IEP, held in accounts of IEP (or any Subsidiary thereof) at a bank or other financial institution in the United States, (b) free of any Encumbrance (other than bankers’ liens arising by law), (c) not subject to any contractual, legal or regulatory restriction on use, transfer or repatriation, and (d) not committed or reserved for any other purpose, including any cash required to be swept or applied to repay indebtedness under any credit facility.

“U.S. Dollars” means the lawful currency of the United States.

“U.S. EPA” means the United States Environmental Protection Agency.

“WARN Act” has the meaning set forth in Section 5.5(e).

“Willful Breach” means, with respect to any Party, such Party knowingly and intentionally breaches in any material respect (by refusing to perform or by taking a prohibited action) any material covenant or agreement applicable to such Party.

“Working Capital” has the definition set forth on Schedule 1.1Y.

“WRSW” has the meaning set forth in the preamble to this Agreement.

“WRT” has the meaning set forth in the preamble to this Agreement.

1.2 Certain Interpretations.

(a) In this Agreement, a period of days shall be deemed to begin on the first day after the event which began such period and to end at 5:00 p.m. Eastern Time on the last day of such period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. Eastern Time on the next succeeding Business Day. If any payment is required to be made, or other action (including the giving of notice) is required to be taken, pursuant to this Agreement, on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement, if made or taken on the next succeeding Business Day.

(b) Notwithstanding anything to the contrary contained in any Schedule or Exhibit, in this Agreement or in any Transaction Document, the information and disclosures contained in any Section of any Schedule or Exhibit shall be deemed to be disclosed and incorporated by reference in each other Section of such Schedule or Exhibit as though fully set forth in such other Section to the extent the relevance of such information to such other Section is reasonably apparent on the face of such disclosure notwithstanding the omission of a reference or a cross-reference with respect thereto and notwithstanding any reference to a Section of such Schedule or Exhibit in this Agreement. Certain items and matters are listed in any Schedule or Exhibit for informational purposes only and may not be required to be listed therein by the terms of this Agreement. In no event shall the listing of items or matters in any Schedule corresponding to a Section contained in Article 5 or Article 6 be deemed or interpreted to broaden, or otherwise expand the scope of, the representations and warranties or covenants and agreements contained in this Agreement. No reference to, or disclosure of, any item or matter in any Section of this Agreement or any Section of any Schedule corresponding to a Section contained in Article 5 or Article 6 shall be construed as an admission or indication that such item or matter is material or that such item or matter is required to be referred to or disclosed in this Agreement or in such Schedule. Without limiting the foregoing, no reference to, or disclosure of, a possible breach or violation of any contract, Applicable Law or order of any Governmental Authority shall be construed as an admission or indication that a breach or violation exists or has actually occurred.

(c) In this Agreement, unless the context requires otherwise, words in one gender shall include all genders and words in the singular shall include the plural and vice versa.

(d) The division of this Agreement into Articles, Sections, and other subdivisions, the insertion of headings, and the provision of a table of contents are for convenience of reference only, shall not affect or be utilized in construing or interpreting this Agreement, and are not intended to be full or precise descriptions of the text to which they refer.

(e) Unless the context requires otherwise, references in this Agreement to Articles, Sections, Schedules, or Exhibits are to Articles, Sections, Schedules, or Exhibits of this Agreement.

(f) Any capitalized term that is a derivative or the root of a term defined in Section 1.1 shall have the same meaning given to such defined term.

(g) Wherever the words “include”, “includes”, or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and shall not be construed to limit any general statement that it follows to the specific items or matters immediately following it.

(h) The word “or” is not exclusive (i.e., the word “or” shall be construed to have the inclusive meaning represented by the phrase “and/or”).

(i) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(j) The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby”, and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(k) The words “shall” and “will” have equal meaning, force and effect and connote an obligation and an imperative and not a futurity.

(l) All references herein to “$” or “dollars” mean U.S. Dollars.

(m) Each accounting term not defined herein shall have the meaning given to it under GAAP as interpreted as of the date hereof.

(n) Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, and shall mean such statute or regulations as amended, re-enacted, consolidated, or replaced from time to time.

(o) Whenever this Agreement requires an action (including any consent) or determination to be made by “the Sellers,” such action or determination shall be required to be taken or made by all of the Sellers.

(p) All references herein to any agreement (including this Agreement), document, or instrument mean such agreement, document, or instrument as amended, supplemented, modified, varied, restated, or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules and exhibits attached thereto.

(q) All references in this Agreement to a Party include the successors or permitted assigns of such Party.

(r) Without limiting Section 8.14, the phrases “provided,” “delivered,” “made available,” or “furnished” when used in this Agreement with respect to the delivery or viewing of information or material means that the information or materials referred to have been posted to the Data Room no later than two (2) days prior to the date hereof.

(s) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE 2

PURCHASE AND SALE

2.1 Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing:

(a) The Sellers shall sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser shall, or shall cause one or more of its designees to, purchase, acquire and accept from the Sellers, all of each such Seller’s right, title and interest in and to the following specific assets and interests, subject to Section 2.2, Section 2.3, and Section 2.4 (the “Purchased Assets”), excepting in each case all of the Excluded Assets, free and clear of all Encumbrances (other than Permitted Encumbrances) as the same shall exist as of the Closing:

(i) the Mandan Refinery;

(ii) the SPPR Dock;

(iii) the Terminals;

(iv) the Pipeline Systems;

(v) the Logistics Racks;

(vi) the Clearbrook Tankage;

(vii) the Mandan Refinery Logistics Tanks;

(viii) the SPPR Refinery Logistics Tanks;

(ix) the Shipment History on the Pipeline Systems and, to the extent assignable, the Third Party Pipeline Systems described on Schedule 2.1(a)(ix);

(x) the Hydrocarbon Inventory;

(xi) the Non-Hydrocarbon Inventory;

(xii) except for the Contracts included in Section 2.1(a)(xv), all Contracts that are Exclusively Related to the Purchased Assets or the business of the Acquired Entities or Primarily Related to and necessary for the ownership, operation or maintenance of the Purchased Assets or any of the assets or business of SPPR conducted as of the date hereof (other than the right, title and interest of any Acquired Entity in any such Contracts, which will be indirectly acquired by Purchaser by virtue of Purchaser acquiring the Purchased Interests), or are otherwise listed on Schedule 2.1(a)(xii), (the “Assumed Contracts”);

(xiii) all Permits (including Environmental Permits), in each case, to the extent assignable and Exclusively Related to the Purchased Assets or any of the assets or business of SPPR conducted as of the date hereof (other than the right, title and interest of SPPR in any such Permits, which will be indirectly acquired by Purchaser by virtue of Purchaser acquiring the SPPR Interests) (the “Assigned Permits”);

(xiv) the Books and Records held by, or otherwise directly or indirectly within the control of, the Sellers;

(xv) all technology and information Contracts Exclusively Related to the Purchased Assets or the Acquired Entities, including the Process Licenses and those set forth on Schedule 2.1(a)(xv);

(xvi) (A) all deposits and prepayments to the extent related to any of the Purchased Assets or arising under any of the Assumed Contracts and (B) to the extent transferable, all of each Seller’s rights under warranties, indemnities, and all rights, claims, actions, causes of action, choses in action, rights of recovery defenses, rights of set off, counterclaims, or rights of recoupment of any kind or nature against Third Parties to the extent related to any of the Purchased Assets or arising under any of the Assumed Contracts;

(xvii) the Seller Owned Real Property, the Seller Easements, and the Seller Leased Real Property;

(xviii) the Purchased IP, to the extent assignable;

(xix) the physical IT hardware located at the Refineries and set forth on Schedule 2.1(a)(xix); and

(xx) all other tangible assets Primarily Related to the Purchased Assets or the business of the Acquired Entities.

(b) The Equity Sellers shall sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Equity Sellers, the Purchased Interests, including all Liabilities in respect thereof, free and clear of all Encumbrances (other than Permitted Equity Encumbrances).

2.2 Excluded Assets. Nothing herein contained shall be deemed to sell, assign, transfer, convey, or deliver to the Purchaser, and the applicable Sellers shall retain all right, title, and interest to each of the following assets (the “Excluded Assets”):

(a) all cash, cash equivalents, cash deposits, bank accounts, certificates of deposit, savings, and other similar cash or cash equivalents of every kind, nature, character, and description;

(b) Intellectual Property (including the Excluded Trademarks, other than Purchased IP);

(c) all Contracts for the supply of any materials or services to either Refinery to which SPPR is not a party or which are not Exclusively Related to the Refineries;

(d) all Contracts by and among the Sellers and any of their Affiliates that are not Assumed Contracts;

(e) all Contracts for crude oil feedstock;

(f) all RINs, except as provided in Section 8.14(c);

(g) Seller Permanent Records;

(h) other than as included in Working Capital or as relates to Taxes, actions, deposits, prepayments, refunds, causes of action, choses in action, rights of recovery defenses, rights of set off, counterclaims, or rights of recoupment of any kind or nature, in each case, (i) relating to any of the Excluded Assets or to the Excluded Liabilities, or (ii) with respect to the Purchased Assets relating to activities occurring prior to the Effective Time to the extent any Seller is responsible hereunder therefor;

(i) all Marathon Policies;

(j) each Seller’s rights under this Agreement and under any of the other Transaction Documents;

(k) except with respect to the railcar leases specified on Schedule 2.1(a)(xii), all railway cars associated with the Sites;

(l) the emissions credits and allowances described as Excluded Assets on Schedule 2.2(l);

(m) except as otherwise specified on Schedule 2.1(a)(xix), all IT Infrastructure not owned by the Acquired Entities;

(n) all documents and instruments of the Sellers or their Affiliates (other than SPPR) that may be protected by an attorney-client privilege to the extent related to (i) Excluded Assets or any Excluded Liability or (ii) a matter for which any of the Sellers provides an indemnity to Purchaser hereunder;

(o) all accounts receivable, including those generated under any of the Assumed Contracts that relate to time periods prior to the Effective Time; and

(p) all other assets set forth on Schedule 2.2(p).

2.3 Assumed Liabilities. On the terms and subject to the conditions in this Agreement, from and after the Effective Time, and subject to the exclusion of the Liabilities set forth in Section 2.4 and subject to Sellers’ indemnification obligations pursuant to this Agreement, the Purchaser hereby agrees, effective as of the Effective Time, to assume and timely fulfill, perform, pay, and discharge, in accordance with their terms, all Liabilities solely to the extent related to, arising from, or in respect of the Purchased Assets (in each case other than any Excluded Liability) (collectively, the “Assumed Liabilities”), including:

(a) all Liabilities related to, or arising in connection with, the ownership or operation of the Purchased Assets, (to the extent such Purchased Assets are assigned to the Purchaser whether at Closing or thereafter) in each case, whether arising before, on, or after the Effective Time including all such Liabilities of a type shown in the Financial Statements in the amount and to the extent so shown;

(b) all Liabilities under the Real Property Leases with respect to the Seller Leased Real Property or that otherwise are tenant obligations thereunder, the Easement Agreements, and the Assumed Contracts, including all performance obligations, arising or requiring performance before, on, or after the Effective Time;

(c) all Liabilities attributable to or resulting from Asset Taxes;

(d) except as provided in Section 2.4(b), all Employment Liabilities to the extent related to Transferring Employees, whether arising before, on, or after the Effective Time;

(e) all Environmental Liabilities, other than the Excluded Environmental Liabilities, whether arising before, on, or after the Effective Time, including all obligations arising under the Purchased Assets, the businesses of the Acquired Entities, the Seller Owned Real Property, the Seller Leased Real Property, the Purchased Interests or the ownership, operation, maintenance or use thereof; and

(f) all other Liabilities solely to the extent related to the Purchased Assets set forth on Schedule 2.3(f).

2.4 Excluded Liabilities. The Assumed Liabilities shall not include, and the applicable Sellers shall retain, fulfill, perform, pay, and discharge, the following Liabilities (the “Excluded Liabilities”):

(a) all Liabilities to the extent related to, arising from, or in respect of the Excluded Assets;

(b) (i) all current wages, bonus payments, Liabilities under Benefit Plans or Multiemployer Plans, or pension obligations, in each case, only (A) with respect to Transferring Employees and (B) accrued prior to or at the Effective Time and (ii) all Employment Liabilities arising at any time with respect to employees who do not become Transferring Employees and (iii) all Liabilities set forth on Schedule 2.4(b) (collectively, the “Excluded Employment Liabilities”);

(c) Liabilities for any indebtedness for borrowed money of any Seller or its Affiliates relating to the Purchased Assets or SPPR to the extent incurred prior to the Effective Time;

(d) all Liabilities related to the Excluded Environmental Liabilities; and

(e) all Income Taxes of Sellers or their direct or indirect owners.

2.5 Sale of Purchased Assets. The Purchaser is experienced in the ownership and operation of assets similar to the Purchased Assets and the businesses of the Acquired Entities and is familiar with the risks involved in owning and operating properties like the Purchased Assets and those of the Acquired Entities and, other than as expressly provided pursuant to this Agreement or any Transaction Document, the Purchaser is not relying on the Sellers to furnish the Purchaser with any information as to such risks.

2.6 Designation of Purchaser Affiliates. The Sellers shall cooperate in good faith with Purchaser to facilitate the direct assignment, transfer and conveyance at Closing of any Purchased Assets, and the direct assignment and assumption of any related Assumed Liabilities in accordance with this Article 2, to one or more wholly owned Subsidiaries of Purchaser designated by Purchaser in writing no less than thirty (30) days prior to the Closing; provided, that, Purchaser shall not be permitted to designate more than five (5) such Subsidiaries; provided, further, that any such designation shall be subject to the prior written consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed so long as such designation is otherwise consistent with the terms of this Agreement. If the Sellers do not consent to any such designation in accordance with the foregoing, Purchaser shall acquire the applicable Purchased Assets and assume the related

Assumed Liabilities in accordance with the terms of this Agreement. Notwithstanding anything to the contrary herein, no such designation to any designee under this Section 2.6, or any sale, assignment, transfer, conveyance or assumption pursuant thereto, shall relieve, limit or otherwise affect any of Purchaser’s obligations or Liabilities under this Agreement to any Seller or any Seller Indemnified Party.

2.7 Disclaimer. The Purchaser acknowledges it has made, or will make, its own independent investigation, analysis, evaluation, and verification of the Purchased Assets and the assets and businesses of SPPR, MPLC, and MPLI. THE PARTIES AGREE THAT, TO THE EXTENT REQUIRED BY LAW TO BE OPERATIVE, THE DISCLAIMERS OF WARRANTIES CONTAINED IN THIS SECTION 2.7 ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSES OF ANY LAW OR ORDER. EXCEPT AS EXPRESSLY PROVIDED FOR IN THIS AGREEMENT AND ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT AND FOR THE SPECIFIC WARRANTIES OF TITLE CONTAINED IN THE DEEDS EXECUTED IN CONNECTION HEREWITH OR THEREWITH (COLLECTIVELY, “SELLERS’ WARRANTIES”), THE PURCHASED ASSETS ARE SOLD TO AND ACCEPTED BY THE PURCHASER “AS IS, WHERE IS”, AND “WITH ALL FAULTS”. SELLERS’ WARRANTIES ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE. SELLERS EXPRESSLY DISCLAIM (AND THE PURCHASER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON) ANY AND ALL REPRESENTATIONS AND WARRANTIES OTHER THAN SELLERS’ WARRANTIES. WITHOUT LIMITATION OF THE FOREGOING AND EXCEPT FOR SELLERS’ WARRANTIES, THE PURCHASED ASSETS SHALL BE SOLD TO THE PURCHASER PURSUANT HERETO WITHOUT (A) ANY WARRANTY OR REPRESENTATION, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, RELATING TO (I) TITLE TO THE PURCHASED ASSETS, THE CONDITION, QUANTITY, QUALITY, FITNESS FOR A PARTICULAR PURPOSE, CONFORMITY TO MODELS OR SAMPLES OF MATERIALS, MERCHANTABILITY OF ANY EQUIPMENT, OR ITS FITNESS FOR ANY PURPOSE, (II) THE QUALITY, ACCURACY, OR COMPLETENESS OF ANY DATA, REPORTS, FILES, RECORDS, OPERATING MANUALS, PROJECTIONS, INFORMATION, OR MATERIALS NOW, HERETOFORE, OR HEREAFTER FURNISHED OR MADE AVAILABLE TO THE PURCHASER IN CONNECTION WITH THIS AGREEMENT, (III) PRICING ASSUMPTIONS OR THE QUALITY OR QUANTITY OF THE HYDROCARBON INVENTORY, (IV) THE ENVIRONMENTAL CONDITION OF THE PURCHASED ASSETS, (V) ANY IMPLIED OR EXPRESS WARRANTY OF NON-INFRINGEMENT, (VI) THE PURCHASER’S INTENDED OR ACTUAL USE OF THE PURCHASED ASSETS AFTER CLOSING, OR (VII) ANY OTHER MATTERS CONTAINED IN ANY MATERIALS MADE AVAILABLE TO THE PURCHASER BY SELLERS OR BY SELLERS’ REPRESENTATIVES, OR (B) ANY OTHER EXPRESS, IMPLIED, STATUTORY, OR OTHER WARRANTY OR REPRESENTATION WHATSOEVER. IN ADDITION, AND NOT BY WAY OF LIMITATION, EXCEPT AS EXPRESSLY PROVIDED IN SELLERS’ WARRANTIES, SELLERS MAKE NO REPRESENTATION OR WARRANTY WITH RESPECT TO THE QUALITY, ACCURACY, OR COMPLETENESS OF ANY FILES, BOOKS AND RECORDS, OR OPERATING MANUALS CONVEYED AS PART OF THE BOOKS AND RECORDS RELATED TO THE

PURCHASED ASSETS, SPPR, MPLC, OR MPLI. EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE 5, THE PURCHASER’S USE OF SUCH FILES, BOOKS AND RECORDS, OR OPERATING MANUALS SHALL BE AT THE PURCHASER’S OWN RISK AND THE PURCHASER RELEASES SELLERS FROM ANY LOSS, LIABILITY OR DAMAGE ARISING FROM, ASSOCIATED WITH, OR RELATED TO THE PURCHASER’S USE OF SUCH FILES, BOOKS AND RECORDS, OR OPERATING MANUALS. NOTWITHSTANDING THE FOREGOING, NOTHING CONTAINED IN THIS SECTION 2.7 SHALL OPERATE AS A WAIVER OF CLAIMS OF FRAUD.

ARTICLE 3

PURCHASE PRICE

3.1 Purchase Price.

(a) The aggregate purchase price for the Purchased Assets and the Purchased Interests (the “Purchase Price”) shall be an amount equal to the sum of the MPC Purchase Price and the MPLX Purchase Price. The MPC Purchase Price and the MPLX Purchase Price shall be determined and settled independently, no amounts under the MPC Purchase Price shall be offset against or netted with any amounts under the MPLX Purchase Price, and no amounts under the MPLX Purchase Price shall be offset against or netted with any amounts under the MPC Purchase Price.

(b) The “MPC Purchase Price” shall be an amount equal to:

(i) the MPC Base Purchase Price; plus

(ii) the MPC Final Hydrocarbon Inventory Amount; plus

(iii) the MPC Final Non-Hydrocarbon Inventory Amount; plus

(iv) the MPC Final Working Capital Amount; minus

(v) the MPC Accrued Property Tax Liabilities; plus

(vi) the amount of all Asset Taxes allocated to Purchaser in accordance with Section 14.2 but paid or otherwise economically borne by any MPC Seller (such amount, the “MPC Asset Tax Upward Adjustment”); minus

(vii) the amount of all Asset Taxes allocated to any MPC Seller in accordance with Section 14.2 but paid, payable or otherwise economically borne by Purchaser (such amount, the “MPC Asset Tax Downward Adjustment”); minus

(viii) the amount of Repair Costs with respect to the MPC Purchased Assets, if any, as determined in accordance with Section 8.17 (the “MPC Final Repair Cost Amount”); minus

(ix) the MPC Final 2026 Pro-Rated Bonus Amount; minus

(x) the MPC Non-Inventory Adjustment.

(c) The “MPLX Purchase Price” shall be an amount equal to:

(i) the MPLX Base Purchase Price; plus

(ii) the MPLX Final Working Capital Amount; plus

(iii) the amount of all Asset Taxes allocated to Purchaser in accordance with Section 14.2 but paid or otherwise economically borne by any MPLX Seller (such amount, the “MPLX Asset Tax Upward Adjustment”); minus

(iv) the amount of all Asset Taxes allocated to any MPLX Seller in accordance with Section 14.2 but paid, payable or otherwise economically borne by Purchaser (such amount, the “MPLX Asset Tax Downward Adjustment”); minus

(v) the amount of Repair Costs with respect to the MPLX Purchased Assets, if any, as determined in accordance with Section 8.17 (the “MPLX Final Repair Cost Amount”); minus

(vi) the MPLX Final 2026 Pro-Rated Bonus Amount.

3.2 Settlement Statements.

(a) Closing Settlement Statements. No later than five (5) Business Days prior to the Closing Date, the Sellers shall deliver to the Purchaser each of the following:

(i) a settlement statement setting forth the amounts to be paid by the Purchaser to the MPC Sellers on the Closing Date, which shall be comprised of: (s) the MPC Base Purchase Price, plus (t) the MPC Estimated Hydrocarbon Inventory Amount, plus (u) the MPC Estimated Non-Hydrocarbon Inventory Amount, plus (v) the MPC Estimated Working Capital Amount, minus (w) the MPC Accrued Property Tax Liabilities, plus (x) the MPC Asset Tax Upward Adjustment, minus (y) the MPC Asset Tax Downward Adjustment, minus (z) the MPC Estimated 2026 Pro-Rated Bonus Amount (the “MPC Closing Settlement Statement”); and

(ii) a settlement statement setting forth the amounts to be paid by the Purchaser to the MPLX Sellers on the Closing Date, which shall be comprised of: (v) the MPLX Base Purchase Price, plus (w) the MPLX Estimated Working Capital Amount, plus (x) the MPLX Asset Tax Upward Adjustment, minus (y) the MPLX Asset Tax Downward Adjustment, minus (z) the MPLX Estimated 2026 Pro-Rated Bonus Amount (the “MPLX Closing Settlement Statement”).

The MPC Closing Settlement Statement and MPLX Closing Settlement Statement are each referred to herein as a “Closing Settlement Statement.” Prior to the Closing, the Purchaser and its Representatives shall have the opportunity to review the Closing Settlement Statements and the Sellers shall, to the extent available, provide supporting documentation reasonably requested by the Purchaser to verify the amounts set forth in the Closing Settlement Statements and reasonably respond to questions and comments from the Purchaser regarding the Closing Settlement Statements.

(b) Final Settlement Statement.

(i) On the Closing Date, the Sellers shall conduct a physical count of the applicable Hydrocarbon Inventory and, where applicable, the Non-Hydrocarbon Inventory, in each case, in accordance with the provisions of this Agreement, including, where applicable, Schedule 3.2(b)(i) and Schedule 3.2(b)(ii) (as estimated to the Effective Time) and determine the applicable Working Capital (as estimated to the Effective Time). Purchaser shall have the right to observe the physical count. As soon as practicable thereafter, but, in any event, no later than sixty (60) days after the Closing Date, the Sellers shall deliver to the Purchaser (A) a final settlement statement containing the MPC Final Hydrocarbon Inventory Amount and MPC Final Non-Hydrocarbon Inventory Amount based upon such physical count or other determination and in accordance with the provisions of this Agreement, including, where applicable, Schedule 3.2(b)(i) and Schedule 3.2(b)(ii), the MPC Final Working Capital Amount, the final MPC Asset Tax Upward Adjustment and the final MPC Asset Tax Downward Adjustment, and the MPC Final 2026 Pro-Rated Bonus Amount (the “MPC Final Settlement Statement”), (B) a final settlement statement containing the MPLX Final Working Capital Amount, the final MPLX Asset Tax Upward Adjustment and the final MPLX Asset Tax Downward Adjustment, and the MPLX Final 2026 Pro-Rated Bonus Amount (the “MPLX Final Settlement Statement”). The MPC Final Settlement Statement and MPLX Final Settlement Statement are each referred to herein as a “Final Settlement Statement.”

(ii) Each Final Settlement Statement shall be conclusive of the amounts set forth therein, and such amounts shall be final and binding upon the Parties unless, before the forty-fifth (45th) day after the date on which such Final Settlement Statement was delivered to the Purchaser, the Purchaser delivers to the Sellers a notice (an “Objection Notice”) objecting to any matter stated in such Final Settlement Statement. Such Objection Notice shall specify, in reasonable detail and with reasonable supporting documentation, those items or amounts as to which the Purchaser disputes, and the Purchaser shall be deemed to have agreed with all other items and amounts contained in such Final Settlement Statement and the calculations of the MPC Final Hydrocarbon Inventory Amount, MPC Final Non-Hydrocarbon Inventory Amount, MPC Final Working Capital Amount, final MPC Asset Tax Upward Adjustment, final MPC Asset Tax Downward Adjustment, MPC Final 2026 Pro-Rated Bonus Amount, MPLX Final Working Capital Amount, final MPLX Asset Tax Upward Adjustment, final MPLX Asset Tax Downward Adjustment and MPLX Final 2026 Pro-Rated Bonus Amount set forth therein. During the forty-five (45)-day period after the Purchaser’s receipt of the applicable Final Settlement Statement, during normal business hours and with reasonable prior notice, the Sellers shall make Representatives of the Sellers reasonably available to answer questions and provide any reasonably available supporting documentation, in each case, solely with respect to the calculation of the MPC Final Hydrocarbon Inventory

Amount, MPC Final Non-Hydrocarbon Inventory Amount, MPC Final Working Capital Amount, final MPC Asset Tax Upward Adjustment, final MPC Asset Tax Downward Adjustment, MPC Final 2026 Pro-Rated Bonus Amount, MPLX Final Working Capital Amount, final MPLX Asset Tax Upward Adjustment, final MPLX Asset Tax Downward Adjustment and MPLX Final 2026 Pro-Rated Bonus Amount specified in the applicable Final Settlement Statement.

(iii) If the Purchaser fails to deliver an Objection Notice within such forty-five (45)-day period with respect to either the MPC Final Settlement Statement or the MPLX Final Settlement Statement, the Purchaser shall be deemed to have waived its right to contest such Final Settlement Statement and the MPC Final Hydrocarbon Inventory Amount, MPC Final Non-Hydrocarbon Inventory Amount, MPC Final Working Capital Amount, final MPC Asset Tax Upward Adjustment, final MPC Asset Tax Downward Adjustment, MPC Final 2026 Pro-Rated Bonus Amount, MPLX Final Working Capital Amount, final MPLX Asset Tax Upward Adjustment, final MPLX Asset Tax Downward Adjustment and MPLX Final 2026 Pro-Rated Bonus Amount set forth therein shall be deemed to be final and binding upon the Sellers and the Purchaser and shall be used for the purposes of calculating the applicable Adjustment Amount pursuant to Section 3.4 below.

3.3 Purchase Price Adjustment.

(a) Subject to Section 3.3(b) and Section 3.5, with respect to each of the MPC Adjustment Amount and the MPLX Adjustment Amount, on the fiftieth (50th) day following the delivery of the applicable Final Settlement Statement, the MPC Adjustment Amount and the MPLX Adjustment Amount shall be paid as set forth in this Section 3.3(a). If the applicable Adjustment Amount is positive, then the Purchaser shall pay such Adjustment Amount to the applicable Sellers. If the applicable Adjustment Amount is negative, then the applicable Sellers shall pay the absolute value of such Adjustment Amount to the Purchaser. The MPC Adjustment Amount and the MPLX Adjustment Amount shall be determined and settled independently, no amount payable or receivable under the MPC Adjustment Amount shall be offset against or netted with any amount payable or receivable under the MPLX Adjustment Amount, and no amount payable or receivable under the MPLX Adjustment Amount shall be offset against or netted with any amount payable or receivable under the MPC Adjustment Amount.

(b) In the event that the Purchaser delivers an Objection Notice, then the Purchaser or the MPC Sellers or the MPLX Sellers, as applicable, shall pay the portion of the MPC Adjustment Amount or the MPLX Adjustment Amount, as applicable, for which there is no objection on the date that is ten (10) Business Days following the delivery of such Objection Notice.

3.4 Dispute Resolution.

(a) The Sellers shall have thirty (30) days to review any Objection Notice. During the thirty (30)-day period after the Sellers’ receipt of the Objection Notice, during normal business hours and with prior notice, the Purchaser shall make Representatives of the Purchaser reasonably available to answer questions as well as provide any supporting documentation reasonably requested by the Sellers, in each case, with respect to the calculation of the MPC Final Hydrocarbon Inventory Amount, MPC Final Non-Hydrocarbon Inventory Amount, the MPC Final Working Capital Amount, the final MPC Asset Tax Upward Adjustment, the final MPC Asset Tax Downward Adjustment, the MPC Final 2026 Pro-Rated Bonus Amount, MPLX Final Working Capital Amount, the final MPLX Asset Tax Upward Adjustment, the final MPLX Asset Tax Downward Adjustment and MPLX Final 2026 Pro-Rated Bonus Amount set forth in the Objection Notice. If, within fifteen (15) Business Days following the Sellers’ thirty (30)-day review period of any Objection Notice, the Sellers and the Purchaser fail, after good faith negotiation, to reach agreement on the calculation of the disputed items set forth in such Objection Notice then with respect to each of the remaining objections in dispute, each Party’s summary of its position with respect to the disputed items, shall be submitted for resolution to the accounting firm of BDO USA, P.C., or, if that accounting firm declines to act as provided in this Section 3.4, another accounting firm mutually acceptable to the Sellers and the Purchaser (the “Neutral Auditor”). If the Parties cannot mutually agree upon the identity of a replacement Neutral Auditor, an alternative Neutral Auditor shall be appointed, upon request of either Party, by the Center for Dispute Resolution of the American Arbitration Association, which alternative shall be considered the “Neutral Auditor” for all purposes under this Agreement.

(b) The Neutral Auditor shall only consider and make a determination on the specific line items in dispute in accordance with the principles set forth in this Section 3.4. The Neutral Auditor shall provide the Sellers and the Purchaser adequate opportunity to make written submissions in respect of the relevant subject matter. The Neutral Auditor may not assign a value to any disputed matter addressed in the applicable Objection Notice that is greater than the greatest value for such matter claimed by either the Sellers or the Purchaser or less than the smallest value for such matter claimed by either the Sellers or the Purchaser. The Neutral Auditor’s determination on each disputed line item shall be final and binding on the Parties and shall be incorporated into the applicable Final Settlement Statement.

(c) The Sellers and the Purchaser shall instruct the Neutral Auditor to deliver its written opinion no later than thirty (30) days after the dispute has been referred to it (or within any other period of time mutually agreed by the Parties). No Party shall engage in ex parte communications with the Neutral Auditor. No discovery shall be permitted, and no hearing shall be held. Each of the Sellers and the Purchaser shall furnish to the Neutral Auditor such workpapers and other documents and information relating to such objections as the Neutral Auditor may request and are reasonably available to that Party (or its independent public accountants) and may submit to the Neutral Auditor any other materials relating to the determination of the matters in dispute. No Party will disclose to the Neutral Auditor, and the Neutral Auditor will not consider for any purpose, any settlement discussions or settlement offer made by any Party. Absent manifest error or fraud, the determination by the Neutral Auditor of the applicable Final Settlement Statement shall be binding and conclusive on the Parties and enforceable by any court of competent jurisdiction. The legal fees and other costs and expenses in connection with any such objection and the Neutral Auditor shall be borne by the Purchaser, on the one hand, and by the applicable Sellers, on the other hand, based upon the percentage which the portion of the contested amount unsuccessfully disputed by each Party (as determined by the Neutral Auditor) bears to the total contested amount actually disputed by such Party. For example, if the Purchaser claims that an amount in the applicable Final Settlement Statement is $1,000 more than the amount determined by the Sellers, the Sellers contest only $500 of the amount claimed by the Purchaser, and the Neutral Auditor ultimately resolves the dispute by awarding the Purchaser $300 of the $500 contested, then such fees, costs and expenses will be allocated sixty percent (60%) (i.e., 300 divided by 500) to the Sellers and forty percent (40%) (i.e., 200 divided by 500) to the Purchaser. The Neutral Auditor and procedures set forth herein shall be the sole method for resolving any disputes regarding the applicable Final Settlement Statement.

3.5 Allocation of Purchase Price. For purposes of Section 1060 of the Code and for all other relevant Tax purposes, the Parties agree to: (a) allocate the Purchase Price as between the MPC Sellers, on the one hand, and the MPLX Sellers, on the other hand, in accordance with the Final Settlement Statements; and (b) with respect to the MPC Purchase Price set forth on the MPC Final Settlement Statement, use commercially reasonable efforts to allocate such amount (i) between the SPPR Interests and the portion of the Purchased Assets sold by the MPC Sellers, (ii) with respect to the portion of such amount allocated to the SPPR Interests, further among the assets of SPPR and (iii) with respect to the portion of such amount allocated to the portion of the Purchased Assets sold by the MPC Sellers, further among such portion of the Purchased Assets, in each case as may be agreed by the MPC Sellers; and (c) with respect to the MPLX Purchase Price set forth on the MPLX Final Settlement Statement, use commercially reasonable efforts to allocate such amount (i) among the MPLI Interests, the MPLC Interests and the portion of the Purchased Assets sold by the MPLX Sellers, (ii) with respect to the portion of such amount allocated to the MPLC Interests, further among the assets of MPLC and (iii) with respect to the portion of such amount allocated to the portion of the Purchased Assets sold by the MPLX Sellers, further among such portion of the Purchased Assets, in each case as may be agreed by the MPLX Sellers. The allocations described in clauses (b) and (c) of the preceding sentence shall be effected in accordance with the methodology set forth on Schedule 3.5. No later than thirty (30) days following the Closing Date, the Purchaser shall deliver to the Sellers estimated allocations of the MPC Purchase Price and MPLX Purchase Price, which shall be prepared in reliance upon the respective Closing Settlement Statements and which shall be consistent with the methodology set forth on Schedule 3.5 (the “Estimated Purchase Price Allocations”). The Sellers may provide written comments with respect to the Estimated Purchase Price Allocations to the Purchaser within thirty (30) days after the Sellers’ confirmation of receipt. Following the Purchaser’s provision of the Estimated Purchase Price Allocations, but in no event more than thirty (30) days following the determination of the Final Settlement Statements pursuant to Section 3.3 or Section 3.4, the Purchaser shall deliver to the Sellers its proposed amendments to the Estimated Purchase Price Allocations, which shall be prepared consistent with the methodology set forth on Schedule 3.5 (each, a “Proposed Purchase Price Allocation”). The Sellers may provide written comments with respect to the Proposed Purchase Price Allocations to the Purchaser within forty-five (45) days after the Sellers’ confirmation of receipt, and to the extent the Sellers confirm to the Purchaser, in writing, that they accept the Proposed Purchase Price Allocations, it shall become final for all purposes (such a finalized Purchase Price Allocation each constituting a “Final Purchase Price Allocation”). To the extent the Sellers provide written comments with respect thereto to the Purchaser within such forty-five (45) day period, the Purchaser shall consider such comments in good faith, and the Sellers and the Purchaser shall work together in good faith to resolve any differences as to the differing proposed allocations of the MPC Purchase Price or MPLX Purchase Price, respectively. If the Parties come to an agreement as to the final allocations of the MPC Purchase Price and/or the MPLX Purchase Price within forty-five (45) days after receipt by the Purchaser of the Sellers’ written comments, such agreed allocation of the MPC Purchase Price and/or MPLX Purchase Price shall be a Final Purchase Price Allocation. If the Purchaser and the Sellers reach an agreement with respect to a Final Purchase Price Allocation, the Purchaser and the Sellers shall not take any position inconsistent therewith in the filing of any Tax Returns, or in the course of any audit by any Governmental Authority, or any Tax review or Tax proceeding relating to any Tax Returns, except as otherwise required by Applicable Law. Notwithstanding the foregoing provisions of this Section 3.5, if the Parties fail to agree on the Proposed Purchase Price Allocations and are unable to resolve their differences and mutually agree as to any changes to the Proposed Purchase Price Allocations, then (i) each Party shall be entitled to determine its own Tax allocation and file its Tax Returns (including IRS Form 8594) consistent therewith and (ii) neither Party shall be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any Tax audit, claim or similar proceedings in connection with such allocation; provided, that, in accordance with clause (a) of the first sentence of this Section 3.5, the Parties shall allocate the Purchase Price between the MPC Sellers, on the one hand, and the MPLX Sellers, on the other hand, in accordance with the Final Settlement Statements (as finally determined under Sections 3.2 and 3.4) in connection with determining the Parties’ own respective Tax allocations.

3.6 Withholding. In the event the Purchaser (or any Affiliate thereof) or the Sellers reasonably determine that it is required by Applicable Law to withhold or deduct any amount for or on account of any Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, such Party shall be entitled to deduct or withhold such amount; provided that, unless such obligation to deduct or withhold relates to the payment of compensatory amounts or the failure of the Sellers to provide the documentation required by Section 4.2(m), the deducting or withholding Party shall use commercially reasonable efforts to notify the other Party of its determination reasonably in advance of any such deduction or withholding and the Parties shall cooperate in good faith to minimize, to the extent permissible under Applicable Law, the amount of any such deduction or withholding, including by providing any certificates or forms that are reasonably requested to establish an exemption from (or reduction in) any deduction or withholding. To the extent amounts are properly deducted or withheld and remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid absent such deduction or withholding.

ARTICLE 4

CLOSING

4.1 Closing. The Closing of the Transactions shall take place remotely via the electronic exchange of documents and executed signature pages effective as of 9:00 a.m. (Eastern Time) on (a) a Business Day mutually agreed by the Parties that is no earlier than the first (1st) Business Day and no later than the third (3rd) Business Day after all of the conditions contained in Section 9.1 and Section 9.2 shall have been satisfied (except for those conditions which by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or, when permissible, waived, in accordance with this Agreement so long as all such conditions remain satisfied (except for those conditions which by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or waived as of such time; provided, however, that the Closing shall not occur earlier than the later of (i) December 15, 2026, and (ii) the earlier of (A) a date during the Marketing Period specified by the Purchaser on no fewer than three (3) Business Days’ notice to the Sellers (unless a shorter period shall be agreed to by the parties) and (B) the third (3rd) Business Day following the final day of the Marketing Period; provided, further, that if the Parties do not mutually agree on the date for the Closing within such one (1) to three (3) Business Day period, the Closing shall occur on the third (3rd) Business Day after the satisfaction or waiver of such conditions; provided, further, that in no event shall the Closing occur on December 24, 2026 or December 25, 2026, and if the Closing would otherwise occur on any such date, the Closing shall occur on the next Business Day thereafter that is not one of such dates, or (b) such other date as the Parties may mutually agree in writing. The effective date and time of the Closing for purposes of transferring ownership of the Purchased Assets and Purchased Interests, assumption of the Assumed Liabilities as well as for allocating other liabilities and benefits (including revenues and expenses) between the Sellers and the Purchaser will be 12:01 a.m. (Eastern Time) on the Closing Date (the “Effective Time”).

4.2 Sellers’ Closing Deliverables. At the Closing, the Sellers shall deliver, or cause to be delivered, to the Purchaser the following:

(a) each Deed duly executed, acknowledged, and delivered by the applicable Seller;

(b) each Assignment and Bill of Sale duly executed and delivered by the applicable Seller(s);

(c) each Lease Assignment duly executed and delivered by the applicable Seller(s);

(d) each Easement Assignment duly executed, acknowledged and delivered by the applicable Seller(s);

(e) the Stock Power duly executed and delivered by the applicable Equity Seller, together with all certificates representing the applicable Purchased Interests (if any);

(f) each Assignment of Membership Interest duly executed and delivered by the applicable Equity Sellers, together with all certificates representing the applicable Purchased Interests (if any);

(g) the Asphalt Supply Agreement duly executed and delivered by the applicable Seller;

(h) the Trademark License Agreement duly executed and delivered by the applicable Seller or an Affiliate of a Seller;

(i) the Crude Supply Agreement duly executed and delivered by the applicable Seller(s) or an Affiliate of a Seller;

(j) the Rack Supply Agreement duly executed and delivered by the applicable Seller(s) or an Affiliate of a Seller;

(k) the TSA duly executed and delivered by the applicable Seller(s) or an Affiliate of a Seller;

(l) fully executed, written resignations or other evidence of removal reasonably satisfactory to the Purchasers, effective concurrently with the Closing, of (i) each of the officers, managers, and directors, if any, of SPPR, (ii) each manager and director, if any, of MPLC or MPLI that was designated by any Seller or any Affiliate of a Seller and (iii) each officer of MPLC or MPLI that is an employee of any Seller or any Affiliate of a Seller (if any);

(m) a duly completed and executed IRS Form W-9 of each Seller (or, if any such Seller is treated as an entity disregarded as separate from its regarded tax owner for U.S. federal income tax purposes, the Person that is treated as such Seller’s regarded tax owner for such purposes, with such Seller’s name listed on line 2 thereof);

(n) a certificate signed by an authorized representative of each Seller in his or her capacity as such, certifying that the conditions specified in Section 9.1(a) and Section 9.1(b) have been satisfied;

(o) the Mutual Aid Agreement, duly executed and delivered by Dakota Prairie Refining, LLC; and

(p) such other agreements, instruments, certificates and documents required by the terms of this Agreement to be executed or delivered at the Closing by the Sellers.

4.3 Purchaser’s Closing Deliverables.

(a) At the Closing, the Purchaser shall pay, or cause to be paid, to the Sellers, in immediately available funds to Sellers’ Bank Account, the amount set forth in the Closing Settlement Statement delivered pursuant to Section 3.2(a).

(b) At the Closing, the Purchaser shall deliver to the Sellers the following:

(i) each Assignment and Bill of Sale duly executed and delivered by the Purchaser or its Subsidiary properly designated pursuant to Section 2.6;

(ii) each Lease Assignment duly executed and delivered by the Purchaser;

(iii) each Easement Assignment duly executed, acknowledged and delivered by the Purchaser;

(iv) each Assignment of Membership Interest duly executed and delivered by the Purchaser;

(v) the Asphalt Supply Agreement duly executed and delivered by the Purchaser;

(vi) the Trademark License Agreement duly executed and delivered by the Purchaser;

(vii) the Crude Supply Agreement duly executed and delivered by the Purchaser;

(viii) the Rack Supply Agreement duly executed and delivered by the Purchaser;

(ix) the TSA duly executed and delivered by the Purchaser;

(x) with respect to each parcel of Seller Owned Real Property duly executed and acknowledged real property transfer Tax or related forms, if required by Applicable Law, delivered by the Purchaser;

(xi) evidence of the Financial Assurances in respect of Seller Support Obligations required to be released or replaced prior to the Closing pursuant to Section 8.13;

(xii) IRS Form W-9 duly executed and delivered by the Purchaser;

(xiii) a certificate signed by an authorized representative of Purchaser in his or her capacity as such, certifying that the conditions specified in Section 9.2(a) and Section 9.2(b) have been satisfied;

(xiv) the Mutual Aid Agreement, duly executed and delivered by Purchaser or its designated Affiliate; and

(xv) such other agreements, instruments, certificates and documents required by the terms of this Agreement to be executed or delivered at the Closing by the Purchaser.

4.4 Reconciliation of Accounts. The Parties agree that, conditional upon the Closing, the Purchased Assets and the Purchased Interests and all obligations with respect to the Assumed Liabilities, and all benefits and Liabilities associated therewith (other than the Excluded Liabilities), shall be deemed to have passed to the Purchaser as of the Effective Time.

4.5 Delivery of Books and Records. Subject to Article 2, the Sellers shall deliver, or cause to be made available, to the Purchaser at the Closing true, correct and complete copies of all Books and Records in the Sellers’ or their Affiliates’ possession located at any Site. The Sellers shall deliver, or cause to be made available, to the Purchaser true, correct and complete copies of such other Books and Records in the Sellers’ or their Affiliates’ possession not located at any Site as soon as practicable, but in any event within sixty (60) days after the Closing. The Sellers may deliver such Books and Records in physical or electronic format. In addition to the Sellers retaining the original books of account and records (including the Seller Permanent Records) that comprise the Sellers’ permanent accounting or Tax records Exclusively Related to the Purchased Assets or the Purchased Interests, the Sellers shall be entitled to retain copies of all such Books and Records.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller hereby represents and warrants to the Purchaser as follows: provided that, with respect to the representations and warranties of the Sellers set forth in this Article 5, (a) each of the MPC Sellers is jointly and severally making such representations and warranties with the other MPC Sellers, (b) each of the MPLX Sellers is jointly and severally making such representations and warranties with the other MPLX Sellers, and (c) as between the MPC Sellers, on the one hand, and the MPLX Sellers, on the other hand, such representations are being made severally and not jointly:

5.1 Organization, Existence, and Qualification. Each Seller, SPPR, MPLC, and MPLI is a corporation, limited partnership, or limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each Seller and SPPR has the requisite power and authority to own, lease and operate its property and to conduct its business with respect thereto as currently conducted. Each Seller and SPPR is duly licensed or qualified to do business, as applicable, and is in good standing in all jurisdictions in which the ownership, lease or operation of its Purchased Assets or operation of its business or the assets of SPPR makes such licensing or qualification necessary or where such licensing or qualification is otherwise required, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect. True, correct and complete copies of the organizational documents of SPPR, MPLC and MPLI, together with all amendments and restatements thereto, have been made available to the Purchaser.

5.2 Authority, Approval, and Enforceability. Each Seller has all requisite power and authority to enter into and perform this Agreement and all other Transaction Documents to be delivered at the Closing by such Seller, and to consummate the Transactions. The execution, delivery, and performance by each Seller of this Agreement and the consummation by such Seller of the Transactions have been, and the execution, delivery and performance of the other Transaction Documents to which such Seller is, or is contemplated to be, a party and the consummation by such Seller of the transactions contemplated thereby, will be at the Closing, duly and validly authorized and approved by all necessary corporate or other entity action on the part of such Seller, and no other corporate or other entity proceedings on the part of such Seller are necessary to authorize this Agreement, the other Transaction Documents or the consummation of the Transactions. This Agreement has been duly executed and delivered by each Seller, and this Agreement is, and the other Transaction Documents to which each Seller is, or is contemplated to be, a party when executed and delivered by such Seller will be, the valid and binding obligation of such Seller and enforceable against such Seller in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar Applicable Law, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.3 No Conflicts. Except as set forth on Schedule 5.3, and assuming the receipt of Antitrust Regulatory Approvals, all other applicable consents and approvals in connection with the Transactions set forth on Schedule 5.8, and the transfer and modification of any Corrective Action Orders, the execution, delivery, and performance by each Seller of this Agreement, and the other Transaction Documents to be delivered by such Seller at the Closing, and the consummation of the Transactions by such Seller, do not and will not (with or without the passage of time or notice or both) (a) conflict with or violate any provision of the organizational documents of such Seller, SPPR, MPLI, or MPLC, (b) result in any violation, breach or acceleration of, constitute a default under, result in the termination, modification, cancellation or acceleration of any right or obligation under, any Material Contract or result in the creation or imposition of any Encumbrance (except Permitted Encumbrances) upon any of the Purchased Assets or any of the assets of SPPR, MPLC or MPLI, (c) result in the cancellation, modification, revocation or suspension of any Assigned Permit or any material Permit held by SPPR, (d) violate any judgment, order, ruling, or decree applicable to such Seller, SPPR, MPLI, MPLC, or any of the Purchased Assets, or any of the assets of SPPR, MPLI, or MPLC, or (e) violate or conflict with any Applicable Law applicable to such Seller, SPPR, MPLI, MPLC, any of the Purchased Assets, except in the case of subsection (b), (c), (d) or (e), where such violation, breach, conflict, acceleration, termination, cancellation, revocation, suspension or default would not reasonably be expected to, individually or in the aggregate, (x) hinder or impair in any material respect the ability of the Sellers, SPPR, MPLC or MPLI to perform their obligations hereunder or the consummation of the transactions contemplated by this Agreement or any other Transaction Document or (y) otherwise result in a material fine, penalty or other Liability to SPPR, MPLC, or MPLI or in respect of any Purchased Assets or materially limit the ability of SPPR, MPLC or MPLI to conduct their respective operations in the ordinary course of business or materially limit the ability to conduct the operations of the Purchased Assets in the ordinary course of business.

5.4 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by, or, to the Knowledge of the Sellers, threatened against any Seller.

5.5 Employment Matters.

(a) Schedule 5.5(a)(i) sets forth a true, complete and correct list as of the date of this Agreement (and amended by Sellers as of not less than ten (10) Business Days prior to Closing to be true, complete and correct as of the Closing) of the In-Scope Employees, including the following information for each In-Scope Employee: (i) name; (ii) primary place of employment; (iii) full-time or part-time status; (iv) hire date (and service credit date, if different); (v) base annual salary or hourly rate of wages, as applicable; (vi) eligibility to receive other compensation (e.g., bonuses, commissions, incentives, etc.); (vii) job title; (viii) exempt or non-exempt status under any Applicable Laws related to wages and hours; (ix) leave status (including type of leave and, if known, anticipated date of return as applicable); and (x) details of any visa or other work permit or authorization (including type of authorization and expiration date, as applicable). Schedule 5.5(a)(ii) sets forth a true, complete and correct list as of the date of this Agreement (and amended by Sellers as of not less than ten (10) Business Days prior to Closing to be true, complete and correct as of the Closing) of all individual, natural person independent contractors directly engaged to provide material services with respect to the Purchased Assets or any of the Acquired Entities (including those providing services through a sole proprietorship or an entity wholly owned and operated by the individual), including for each such individual contractor, his or her: (A) name, (B) services provided, (C) primary location of engagement, (D) initial engagement date, (E) compensation terms, and (F) engaging entity. The Sellers have made available to the Purchaser a true, correct, and complete copy of each contract applicable to the individuals listed in the foregoing sentence.

(b) Except as set forth on Schedule 5.5(b), none of the Sellers are a party to or are bound by, any Collective Bargaining Agreements in effect as of the date hereof with respect to the terms and conditions of employment of any current or former employees whose job duties involve or involved providing services with respect to any of the Purchased Assets or the Acquired Entities (including for the avoidance of doubt any of the In-Scope Employees), and there are no negotiations or discussions currently pending or occurring to enter any Collective Bargaining Agreement involving any employees whose duties involve providing services with respect to the Purchased Assets or the Acquired Entities (including for the avoidance of doubt any of the In-Scope Employees). Except as set forth on Schedule 5.5(b), none of the Acquired Entities (i) are a party to or are bound by any Collective Bargaining Agreements, or (ii) have any duty to bargain with a union. The Collective Bargaining Agreements reflected on Schedule 5.5(b) are collectively the “Company Collective Bargaining Agreements.”

(c) Except as set forth on Schedule 5.5(c), there is no, and in the past three (3) years, there has not been any, pending or, to the Knowledge of the Sellers, threatened, (i) strike, lockout, slowdown, picketing, material work stoppage, unfair labor practice charge, material labor grievance, or other material labor dispute involving or affecting any of the In-Scope Employees, (ii) Proceeding by or involving any labor union, trade union, workers’ council, or other representative of employees before any Governmental Authority that relates to labor relations or employment matters (including mass lay-offs or unfair labor practices) with respect to any of the Purchased Assets or the Acquired Entities (including for the avoidance of doubt any of the In-Scope Employees), or (iii) organizing effort or activity, representation or certification proceeding or petition, or demand for recognition or certification as the exclusive bargaining representative, by or on behalf of a labor union, trade union, workers’ council, or other representative of employees with respect to any of the In-Scope Employees.

(d) Except as set forth on Schedule 5.5(d), each of the Sellers and their respective Affiliates (in each case solely with respect to the In-Scope Employees) and each of the Acquired Entities are, and for the past three (3) years have been, in compliance in all material respects with all Applicable Law relating to employment, labor, and employment practices, including all Applicable Laws regarding the terms and conditions of employment, background checks, employee privacy, child labor, wages and hours, pay transparency, meal and rest periods, overtime, affirmative action, employment discrimination, equal employment opportunities, fair employment practices, harassment, retaliation, whistleblowing, plant closings and mass layoffs, reductions in force, immigration, employment eligibility verification, workers’ compensation, collective bargaining, labor relations, hiring, promotion and termination of employees, working conditions, occupational health and safety, disability rights or benefits, accommodations, leaves of absence, paid sick leave, classification of service providers, and unemployment insurance. Except as set forth on Schedule 5.5(d), as of the most recent pay period that ended prior to the Closing Date, all of the In-Scope Employees will have been paid in full all wages, salaries, commissions, bonuses (other than the 2026 bonuses to be paid in connection with this Agreement), fees, incentives, and other compensation and benefits accrued and payable or otherwise required to have been provided to such individual. Except as set forth on Schedule 5.5(d), none of the Sellers, the Acquired Entities, or any of their respective Affiliates is a party to any material judgment, settlement agreement or consent decree with any court or Governmental Authority requiring continuing ongoing compliance or reporting obligations entered into to resolve any labor or employment matter relating to any of the In-Scope Employees. Except as set forth on Schedule 5.5(d), no material Proceeding is, or in the last three (3) years has been, pending or, to the Knowledge of the Sellers, threatened against or involving any of the Sellers, Acquired Entities or their respective Affiliates that alleges a violation of any Applicable Law regarding employment, labor, or employment practices that relates to or affects the Purchased Assets or the Acquired Entities (including for the avoidance of doubt any of the In-Scope Employees).

(e) In the last three (3) years, none of the Sellers, the Acquired Entities, or any of their respective Affiliates have engaged in any plant closing, mass layoff or other action with respect to the Purchased Assets or the Acquired Entities that has resulted or would result in Liability under the Worker Adjustment and Retraining Notification Act of 1988 or any similar state Applicable Law (the “WARN Act”), and have not issued any notice that any such action is to occur in the future.

(f) For the last three (3) years, the Sellers, the Acquired Entities, and their respective Affiliates have been and are in compliance in all material respects with all applicable requirements of the Immigration Reform and Control Act of 1986, as amended, in each case with respect to all of the In-Scope Employees. All of the In-Scope Employees are authorized for employment in accordance with all United States immigration laws (including the Immigration and Naturalization Act, the Immigration Reform and Control Act and the Illegal Immigration Reform and Immigrant Responsibility Act, each as amended) and the regulations promulgated thereunder. As of the Closing, the Sellers, the Acquired Entities and their respective Affiliates, as applicable, have completed and retained in accordance with Immigration and Naturalization Service regulations a Form I-9 for all of the In-Scope Employees, in each case who was hired on or after November 7, 1986, and each such form is true and correct in all material respects.

(g) Except as set forth on Schedule 5.5(g), in the last three (3) years, no material allegations of sexual harassment, discriminatory harassment, discrimination, harassment, retaliation, sexual assault, or sexual misconduct have been made or, to the Knowledge of the Sellers, threatened by or against any of the In-Scope Employees, and none of the Sellers, the Acquired Entities nor any of their respective Affiliates has entered into any settlement or separation agreements related to any such material allegations.

(h) All material Taxes required to have been withheld and paid in connection with amounts paid by Sellers or any of their Affiliates to any In-Scope Employee have been timely withheld and paid to the appropriate Governmental Authority.

(i) None of the Acquired Entities directly employ any individual. None of the Acquired Entities sponsors, maintains, contributes to or has any obligation to contribute to, or, except as set forth on Schedule 5.5(i), has any Liability (whether actual or contingent) under or with respect to any Benefit Plan, Multiemployer Plan or any other benefit plan that would be a Benefit Plan or Multiemployer Plan with respect to which the Acquired Entities have any Liability.

(j) Schedule 5.5(j) contains a true and complete list of each material Benefit Plan and Multiemployer Plan (to the extent such Multiemployer Plan has been entered into, maintained or contributed to by SPPR or by the Sellers or any of their ERISA Affiliates for the benefit of any of the In-Scope Employees or with respect to which SPPR has Liability).

(k) Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received, from the IRS a favorable determination letter as to its qualification under Section 401(a) of the Code, and nothing has occurred that would be reasonably expected to adversely affect the qualified or exempt status of such Benefit Plan or trust.

(l) Each Benefit Plan (and each consulting arrangement entered into by SPPR or by the Sellers or any of their ERISA Affiliates with any of the In-Scope Employees and each consulting arrangement with a natural person with respect to which SPPR has Liability) is being, and has been, established, operated and administered in accordance with ERISA, the Code and all other Applicable Law and regulations thereunder and in accordance with its terms, except to the extent a failure to so operate or administer a Benefit Plan or such consulting arrangement would not result in material Liability to any Acquired Entity.

(m) Except as set forth on Schedule 5.5(m), none of SPPR nor any of its respective ERISA Affiliates, MPLC and MPLI has an obligation to contribute to a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or Title IV of ERISA or a Multiemployer Plan that, in each case, would reasonably be expected to result in SPPR having any Liability after the Closing, or MPLC or MPLI having any Liability after the Closing that would, individually or in the aggregate, reasonably be expected to be material to such entity.

5.6 Purchased Interests.

(a) WRSW has good and valid title to, and owns of record and beneficially, the SPPR Interests, free and clear of any Encumbrances (other than Permitted Equity Encumbrances) and other than this Agreement, there are no contracts or commitments that could require WRSW to sell, transfer, or otherwise dispose of such SPPR Interests, and there are no outstanding options (whether compensatory or non-compensatory), warrants, convertible securities, rights, preemptive rights, subscription rights, rights of first refusal or first offer, change of control or similar rights, anti-dilution protections, phantom stock, profit participation or similar rights, agreements, commitments or other agreements of any character (collectively, the “Equity Rights”) to which SPPR is a party or by which it is otherwise bound to provide for the issuance, delivery, sale, purchase, redemption or acquisition of the equity interests or other securities in SPPR or obligating SPPR to grant, extend or enter into any such Equity Rights, or permit any Person to share or participate in any of the profits, revenues or sales of SPPR. The SPPR Interests are duly authorized, validly issued, fully paid and non-assessable and have been issued in compliance with applicable securities laws and not in violation or breach of any preemptive or similar rights. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the SPPR Interests.

(b) Except as set forth on Schedule 5.6(b), TLO has good and valid title to, and owns of record and beneficially, the JV Interests, free and clear of any Encumbrances (other than Permitted Equity Encumbrances) and other than this Agreement and the organizational documents of MPLC and MPLI, as applicable, there are no contracts or commitments that could require TLO to sell, transfer, or otherwise dispose of the JV Interests, and there are no outstanding Equity Rights with respect to the JV Interests to which TLO is a party or by which it is otherwise bound that provide for the issuance, delivery, sale, purchase, redemption or acquisition of equity interests or other securities in MPLC or MPLI or obligating TLO to grant, extend or enter into any such Equity Rights, and there are no contracts or commitments to which TLO is a party that would permit any Person other than TLO and the other current equity holders of MPLC and MPLI, as applicable, to share or participate in any of the profits, revenues or sales of MPLC or MPLI, as applicable. The JV Interests are duly authorized, validly issued, fully paid and non-assessable and have been issued in compliance with applicable securities laws and not in violation or breach of any preemptive or similar rights. Other than the organizational documents of MPLC and MPLI, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting by TLO with respect to the JV Interests.

(c) MPLC is a limited liability company duly organized and validly existing under the laws of the jurisdiction of its organization and MPLI is a corporation duly organized and validly existing under the laws of the jurisdiction of its organization. To the Knowledge of TLO, each of MPLC and MPLI has the requisite power, authority and capacity to own, lease and operate its property and to conduct its business with respect thereto as currently conducted. To the Knowledge of TLO, each of MPLC and MPLI is duly licensed, qualified to do business, as applicable, and is in good standing in all jurisdictions in which the ownership, lease or operation of its assets makes such licensing or qualification necessary or where such licensing or qualification is otherwise required, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect.

(d) There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by, or, to the Knowledge of the Sellers, threatened against SPPR, MPLC or MPLI.

5.7 Tax. Except as disclosed on Schedule 5.7:

(a) with respect to the Purchased Assets:

(i) all material Asset Taxes that have become due and payable (taking into account any validly granted extensions), have been timely and properly paid in full;

(ii) all material Tax Returns with respect to Asset Taxes required to have been filed have been duly and timely filed, and all such Tax Returns are true, correct and complete in all material respects;

(iii) there are no Encumbrances for Taxes on the Purchased Assets, other than Permitted Encumbrances;

(iv) no Seller has received any written notice of any pending claim (which remains outstanding) from any Governmental Authority for assessment of Asset Taxes, and no such claim has been threatened in writing;

(v) no examinations, audits, claims, assessments, deficiencies, or other Proceedings with regard to any Asset Taxes have been commenced or are presently pending;

(vi) there is not currently in effect any extension or waiver of any statute of limitations in any jurisdiction regarding the assessment or collection of any Asset Taxes;

(vii) all material amounts required to be remitted pursuant to any applicable escheat or unclaimed property law with respect to the Purchased Assets have been remitted to the applicable Governmental Authority in accordance with Applicable Law; and

(viii) none of the Purchased Assets is subject to any tax partnership agreement (other than the organizational documents of any Seller or any Seller’s direct or indirect owners) or is otherwise treated, or required to be treated, as held in an arrangement (other than any Seller or any Seller’s direct or indirect owners) requiring a partnership income Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code; and

(b) with respect to SPPR since October 1, 2018:

(i) all material Taxes that have become due and payable by SPPR or for which SPPR could otherwise be liable, have been duly and timely paid in full (taking into account any validly granted extensions);

(ii) all material Tax Returns required to have been filed by or with respect to SPPR have been duly and timely filed, and all such Tax Returns are true, correct and complete in all material respects;

(iii) there are no Encumbrances for Taxes on any of the assets of SPPR other than Permitted Encumbrances;

(iv) there are no ongoing or pending federal, state, local, or foreign examinations, audits, investigations, or other administrative or judicial proceedings with respect to Taxes or Tax Returns of or with respect to SPPR, and no such examination, audit, investigation, or other administrative or judicial proceeding has been threatened in writing;

(v) there is no claim against SPPR for any Taxes, and no assessment, deficiency, or adjustment has been asserted, proposed, or threatened by any Governmental Authority in writing with respect to any Taxes or Tax Returns of or with respect to SPPR;

(vi) no written claim has been made by a Governmental Authority in a jurisdiction where SPPR does not file Tax Returns (or a particular type of Tax Return) that it is or may be subject to taxation in that jurisdiction (or required to file a particular type of Tax Return in that jurisdiction);

(vii) all material Taxes required to have been withheld and paid in connection with amounts paid by SPPR to any employee, independent contractor, creditor, equityholder, member, or other third party have been timely withheld and paid to the appropriate Governmental Authority;

(viii) SPPR has not entered into any agreement or other arrangement or executed any waiver, in each case which remains outstanding, providing for any extension of time within which (A) to file any material Tax Returns (other than automatic extensions validly obtained in the ordinary course); (B) SPPR is required to pay or remit any material Taxes; or (C) any Governmental Authority may assess or collect material Taxes for which SPPR is or may be liable;

(ix) SPPR will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of: (A) an adjustment under Section 481(a) or Section 482 of the Code (or any corresponding provision of state, local, or foreign Tax law) in connection with any change in accounting methods for Tax purposes on or prior to the Closing Date; (B) a “closing agreement” described in Section 7121 of the Code (or any corresponding provision of state, local, or foreign Tax law) executed on or prior to the Closing Date; (C) an installment sale or open transaction disposition made on or prior to the Closing Date; (D) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date; or (E) a prepaid amount received on or prior to the Closing Date;

(x) SPPR has not participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b);

(xi) no “closing agreements” described in Section 7121 of the Code (or any similar provision of state, local, or foreign Tax law), private letter rulings, technical advice memoranda, or other agreements have been entered into or issued by any Governmental Authority with or in respect of SPPR, in each case, that would be binding upon SPPR after the Closing Date;

(xii) no power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect SPPR;

(xiii) SPPR is not a party to or bound by any current Tax allocation, sharing or indemnity agreements or arrangements (excluding any commercial agreements or contracts that are not primarily related to Taxes);

(xiv) SPPR (A) is not and has not been a member of a Consolidated Group or (B) has no liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any corresponding provisions of state, local or foreign Tax law), or as a transferee or successor, or by contract or otherwise;

(xv) no asset of SPPR is subject to any tax partnership agreement (other than the organizational documents of any Seller or any Seller’s direct or indirect owners) or is otherwise treated, or required to be treated, as held in an arrangement (other than any Seller or any Seller’s direct or indirect owners) requiring a partnership Income Tax return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code;

(xvi) SPPR is in material compliance with all Applicable Laws relating to escheat or unclaimed or abandoned property; and

(xvii) SPPR is, and at all times since October 1, 2018, has been, classified as a disregarded entity for U.S. federal (and applicable state and local) Income Tax purposes, and no election will be filed to treat SPPR as an association taxable as a corporation for U.S. federal Income Tax purposes.

Notwithstanding any other provision in this Agreement to the contrary, the representations and warranties in this Section 5.7 (together with Section 5.28) shall constitute the sole and exclusive representations and warranties made by the Sellers with respect to Taxes, and no other representation or warranty contained in Article 5 or elsewhere in this Agreement shall be deemed to be made with respect to Taxes.

5.8 Government Consents and Approvals. Except as set forth on Schedule 5.3 or Schedule 5.8, no consent of, approval of, authorization from, declaration or any filing with, or notice to, any Governmental Authority is required by or with respect to any Seller, SPPR, the Purchased Assets or, to the Knowledge of the Sellers, MPLC or MPLI in connection with the execution and delivery of this Agreement and all other Transaction Documents to be delivered at the Closing and the consummation of the transactions contemplated under this Agreement or such Transaction Documents, except (a) for the Antitrust Regulatory Approvals, (b) any consent, approval, or authorization of a Governmental Authority in connection with the transfer of or modification of any Assigned Permits or Corrective Action Orders, (c) filings, if any, required to be made by the Sellers or any of their Affiliates with the U.S. Securities and Exchange Commission with respect to this Agreement or the Transactions, or (d) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not reasonably be expected to, individually or in the aggregate, (x) hinder or impair in any material respect the ability of the Sellers, SPPR, MPLC, or MPLI to perform their obligations hereunder or the consummation of the

Transaction or (y) otherwise result in a material fine, penalty or other Liability to SPPR, MPLC, or MPLI or in respect of any Purchased Assets or materially limit the ability of SPPR, MPLC, or MPLI to conduct their respective operations in the ordinary course of business or materially limit the ability to conduct the operations of the Purchased Assets in the ordinary course of business.

5.9 Litigation. Except as set forth on Schedule 5.9, there are no, and since January 1, 2023, there has not been any, Proceedings (w) pending and served on or by any Seller (to the extent arising out of or related to any Purchased Assets, Assumed Liabilities or the ownership, operation, business or assets of SPPR, MPLC or MPLI) or SPPR, (x) to the Knowledge of Sellers, pending without service of process made on or by any Seller (to the extent arising out of or related to any Purchased Assets, Assumed Liabilities or the ownership, operation, business or assets of SPPR, MPLC or MPLI) or SPPR, (y) to the Knowledge of the Sellers, threatened against or by any Seller or SPPR or, in each case, that would, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets, the Assumed Liabilities, or the assets or businesses of SPPR (taken as a whole) or the ownership of the Purchased Interests. Except as set forth on Schedule 5.9, there are no judgments, orders, settlements or decrees that remain unsatisfied that are binding on any Seller (to the extent arising out of or related to any Purchased Assets, Assumed Liabilities or the ownership, operation, business or assets of SPPR) or SPPR or, to the Sellers’ Knowledge, MPLC or MPLI, in each case, that would, individually or in the aggregate, reasonably be expected to be material to the Purchased Assets, the Assumed Liabilities, or the assets or businesses of SPPR, MPLC or MPLI (taken as a whole).

5.10 Ownership of Purchased Assets. Except as set forth on Schedule 5.10, one or more of the Sellers have physical possession of and good, valid and defensible title to, or a valid tenant interest in, or otherwise own the rights to possess, use and obtain the benefits of the Purchased Assets free and clear of any Encumbrances, other than Permitted Encumbrances. To the Knowledge of the Sellers, no Affiliate of any Seller owns any of the Purchased Assets. Except as set forth on Schedule 5.10, SPPR has, and, to the Knowledge of the Sellers, MPLC and MPLI each has, good, valid and defensible title to, or a valid tenant interest in, or otherwise owns the rights to possess, use and obtain the benefits of all assets (including Real Property and other real property interests) that it purports to own or that are otherwise reflected as assets in the Financial Statements free and clear of any Encumbrances, other than Permitted Encumbrances.

5.11 Real Property Matters.

(a) The Real Property and the SPP Refinery (as set forth on Schedule 1.1R, Schedule 1.1S, Schedule 1.1T and Schedule 1.1U) constitute all of the real property interests necessary (other than the Excluded Assets set forth on Schedule 5.11(a)) for the Purchaser to own and operate the Purchased Assets and the business of SPPR following the Closing consistent with the Ordinary Business Operations. Such Schedules, respectively, set forth the Seller party or SPPR, as applicable, with an interest in such Real Property or the SPP Refinery.

(b) SPPR has good and marketable fee simple title to the SPP Refinery, free and clear of all Encumbrances, except Permitted Encumbrances, and other than the right of Purchaser pursuant to this Agreement, there are no outstanding leases, options, rights of first offer, rights of first refusal or any other rights to lease or purchase the SPP Refinery or any portion thereof or interests therein. SPPR is not a party to any contract, option or similar right to purchase any real property or interest therein. True, correct and complete copies of the most recent title insurance policies and surveys relating to the SPP Refinery, in each case to the extent in the possession or control of the Sellers, have been made available or will be made available to Purchaser prior to the Closing Date. Other than its fee simple interest in the SPP Refinery, the Seller Leased Real Property leased by SPPR, and the SPPR Easements, SPPR does not own, lease, or hold any interest in any real property. There are no condemnation or eminent domain proceedings pending, or, to the Knowledge of the Sellers, threatened against the SPP Refinery by any Governmental Authority.

(c) True, correct and complete copies of the most recent title insurance policies and surveys relating to the Seller Owned Real Property, in each case to the extent in the possession or control of the applicable Seller, have been made available or will be made available to Purchaser prior to the Closing Date. With respect to each material parcel of Seller Owned Real Property: (i) the Seller set forth on Schedule 1.1R has good and marketable fee simple title to such Seller Owned Real Property, free and clear of all Encumbrances, except Permitted Encumbrances, and (ii) other than the right of Purchaser pursuant to this Agreement, there are no outstanding leases, options, rights of first offer, rights of first refusal or any other rights to lease or purchase such Seller Owned Real Property or any portion thereof or interests therein.

(d) A true, correct and complete copy of each Real Property Lease has been made available or will be made available to Purchaser prior to the Closing Date. With respect to the Seller Leased Real Property, (i) each Real Property Lease is legal, valid, binding, and enforceable in all material respects, in accordance with its terms, subject to the effect of any Applicable Law relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), (ii) there exist no material defaults (whether with notice or the lapse of time or both) under any Real Property Lease by any Seller or SPPR or, to the Knowledge of the Sellers, by any other Person that is a party to such Real Property Lease, (iii) no written notices of default under any material Real Property Lease have been sent or received by the Sellers, SPPR or any of their Affiliates with respect to any default that remains uncured and (iv) no event has occurred or circumstances exist which, with the delivery of notice, the passage of time or both, would constitute such a breach or default of any Seller or SPPR or, to the Knowledge of Sellers, any other party to such Real Property Lease.

(e) Except as set forth on Schedule 5.11(e), as of the date hereof, there are no condemnation or eminent domain proceedings pending, or, to the Knowledge of the Sellers, threatened against the Seller Owned Real Property or the SPP Refinery by any Governmental Authority and, to the Knowledge of the Sellers, there are no condemnation or eminent domain proceedings pending or threatened against the Seller Leased Real Property.

(f) Except as set forth on Schedule 5.11(f), one or more of the Sellers or SPPR is party to, or otherwise has a valid legal right to use or hold the Seller Easements and the SPPR Easements necessary to operate the Purchased Assets and the business of SPPR as currently operated, free and clear of Encumbrances other than Permitted Encumbrances, except for any failure to have such rights that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. With respect to each Seller Easement and SPPR Easement: (i) neither the applicable Seller nor SPPR, nor to the Knowledge of Sellers, any other party to such Easement, is in breach or default under such Easement, and (ii) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default of any Seller or SPPR or, to the Knowledge of Sellers, any other party to such Easements, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(g) Except as set forth on Schedule 5.11(g), (i) none of the Real Property or the SPP Refinery is leased, subleased, licensed or otherwise granted to a third party for use or occupancy, and (ii) no Seller is a party to any contract (including option contract) for the acquisition, sale, lease or transfer of any real property related to the Purchased Assets or the SPP Refinery.

(h) Schedule 5.11(h) sets forth a true and complete list of all material utility accounts of Sellers or their Affiliates with third-party utility providers for electric, gas, water and sewer utility services provided directly to and utilized by the Mandan Refinery.

(i) The Sellers have made available or will make available to the Purchaser prior to the Closing Date true, correct and complete copies of the most recent, final, completed and issued (i) property condition reports, (ii) geotechnical reports, (iii) as-built drawings with respect to the Real Property and the SPP Refinery, in each case, solely to the extent prepared by or on behalf of any Sellers or Affiliate thereof, SPPR or their respective Affiliates since January 1, 2023 and within the possession or control of the Sellers, SPPR or their respective Affiliates.

(j) All of the improvements on the Real Property and the SPP Refinery are, to the Knowledge of the Sellers, materially in compliance with all Applicable Laws and have been maintained, repaired and replaced from time to time in accordance with Ordinary Business Operations, and no material maintenance or repair has been materially deferred.

(k) To the Knowledge of the Sellers, there are no contractual or legal restrictions that preclude or restrict the ability to use any Real Property or the SPP Refinery for the current use thereof. There are no outstanding options or rights of first refusal or rights of first offer to purchase any of the Real Property or the SPP Refinery, any portion thereof or any interest therein or any similar agreement that would have priority over the Purchaser’s right to purchase the Real Property.

5.12 Brokers’ Fees. No Seller, SPPR, or, to the Knowledge of the Sellers, MPLC or MPLI nor any of their Affiliates has retained any broker, finder or investment banker or incurred any Liability or obligation for any brokers’, finders’ or investment banking fees, commissions or similar compensation relating to the Transactions for which the Purchaser or any of its Affiliates, SPPR, MPLC or MPLI will be liable or have any responsibility.

5.13 Permits. The Sellers, SPPR and, to the Sellers’ Knowledge, MPLC and MPLI possess all material Permits necessary for the ownership, maintenance or operations of the Purchased Assets (with respect to the Sellers) or the assets and businesses of SPPR, MPLC and MPLI, as applicable, including the Ordinary Business Operations of the Sites, in each case except where the failure to have a Permit would not reasonably be expected to result in a material fine, penalty or other Liability to SPPR, MPLC, or MPLI or in respect of any Purchased Assets or materially limit the ability of SPPR, MPLC or MPLI to conduct their respective operations as presently conducted or materially limit the ability to conduct the operations of the Purchased Assets as presently conducted. A true and accurate list of all of such material Permits held by the Sellers or SPPR is set forth on Schedule 5.13. All of such Permits held by the Sellers or by SPPR are in full force and effect and each applicable Person bound thereby is in compliance with such Permits in all material respects. As of the date hereof, none of the Sellers, nor SPPR nor any of their respective Affiliates has received any written notice of any violation or alleged violation of any such Permit held by any Seller or SPPR that remains unresolved in any material respect.

5.14 Regulatory.

(a) Except as set forth on Schedule 5.14, none of the Purchased Assets or the assets of SPPR or, to the Knowledge of the Sellers, the assets of MPLC, or MPLI is owned or operated in a manner that subjects any Seller, SPPR, MPLC, MPLI, the Purchased Assets or the assets of SPPR, MPLC, or MPLI to the jurisdiction of or regulation by (i) the Federal Energy Regulatory Commission (“FERC”) pursuant to the Natural Gas Act of 1938, as amended, or the Natural Gas Policy Act of 1978, as amended, (ii) PHMSA, or (iii) any state regulatory authority or agency as a public utility, gas utility or any similar designation, and neither the rates, nor the terms of service offered on such Purchased Assets or the assets of SPPR, MPLC, or MPLI or by any Seller, SPPR, MPLC, or MPLI are subject to regulation by any state regulatory authority. Except for those facilities listed on Schedule 5.14, none of the Sellers, SPPR, MPLC, or MPLI, the Purchased Assets or the assets of SPPR, MPLC, or MPLI are subject to the jurisdiction of FERC pursuant to the Interstate Commerce Act, Federal Power Act, Public Utility Holding Company Act, or Public Utility Regulatory Policies Act, in each case as amended.

(b) To the Knowledge of the Sellers, with respect to any Seller, SPPR, MPLC, MPLI, the Purchased Assets and the assets of SPPR, MPLC, or MPLI, in each case, subject to regulation by FERC under the Interstate Commerce Act, Federal Power Act, Public Utility Holding Company Act, or Public Utility Regulatory Policies Act:

(i) each such Seller, SPPR, MPLC, MPLI, such Purchased Asset and such asset or business of SPPR, MPLC, or MPLI, is in compliance, except where the failure to be compliant would not reasonably be expected to have a Material Adverse Effect, with all statutes enforced by and all rules, regulations and orders of FERC and all state regulatory agencies applicable to such Seller, SPPR, MPLC, MPLI, such Purchased Asset or such asset or business of SPPR, MPLC, or MPLI;

(ii) no such Seller, SPPR, MPLC, MPLI, such Purchased Asset or such asset or business of SPPR, MPLC, or MPLI is subject to or liable for, or is involved in any threatened or ongoing material proceeding in which it may be subject to or liable for, any penalties or any refunds or interest on any rate, fee, or other charge collected, including such penalties, refunds, or interest as a result of an order from FERC or any other Governmental Authority with jurisdiction over such Seller, SPPR, MPLC, MPLI, such Purchased Asset or such asset or business of SPPR, MPLC, or MPLI; and

(iii) no such Seller, SPPR, MPLC, MPLI, such Purchased Asset or such asset or business of SPPR, MPLC, or MPLI has been or is the subject of a material complaint, investigation or other proceeding (whether formal or informal, public or non-public) regarding the rates, services, or practices with respect to such Seller, SPPR, MPLC, MPLI, such Purchased Asset or such asset or business of SPPR, MPLC, or MPLI.

5.15 Compliance with Laws; No Violations. Except as set forth on Schedule 5.15, since January 1, 2023, each Seller (with respect to the businesses and operations involving or related to the Purchased Assets and Purchased Interests only) and SPPR and each of their respective current or, to the Knowledge of the Sellers, former, officers, directors, managers, and employees (in their capacity as such), is, and has been, in compliance in all material respects with all Applicable Law and Orders, and is not in default or violation in any material respect of, any Applicable Law or any Order, and, to the Knowledge of the Sellers, no event has occurred and no circumstance or condition exists that (with or without notice or lapse of time or both) would reasonably be expected to constitute or result in a failure by the Sellers or Acquired Entity to comply with the terms of any such Applicable Law or Order. To the Knowledge of the Sellers, no Seller (with respect to the businesses and operations involving or related to the Purchased Assets and the Purchased Interests only) nor SPPR is under investigation with respect to any violation or alleged violation of any Applicable Law or any Order. None of the Sellers nor SPPR has received any written notice that the current ownership, maintenance or operation of the Purchased Assets or the Purchased Interests violates any Applicable Law or any Order in any material respect.

5.16 Material Contracts. A true, correct and complete copy of each Material Contract has been made available to the Purchaser. Each Material Contract is in full force and effect and constitutes the legal, valid and binding agreement of the applicable Seller or SPPR, enforceable against such Seller or SPPR in accordance with its respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar Applicable Law, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). None of the Sellers or SPPR (or any Affiliate thereof), has received any written notice of any material default or event that with notice or lapse of time or both would constitute a material default by such party under any Material Contract. None of the Sellers or SPPR (or any Affiliate thereof) is in material breach or material default of any Material Contract, and, to the Knowledge of the Sellers, (a) no other Person is in material breach of any Material Contract or material default of any Material Contract, and (b) no event has occurred which, with the passage of time or the giving of notice or both, would reasonably be expected to result in a material breach or material default by the Sellers, SPPR or, to the Knowledge of the Sellers, any other Person under any Material Contract. None of the Sellers or SPPR (or any Affiliate thereof) have received written notice that any counterparty to any Material Contract has exercised any termination or cancellation rights with respect thereto, and no such party has given written notice of any material dispute with respect to such Material Contract.

5.17 Financial Assurances. Schedule 5.17 lists all material bonds, letters of credit, guarantees, security deposits and other surety obligations (other than any security based solely on the ability of any Seller to perform the underlying obligation) held by or issued for the benefit of SPPR or any Seller or any of its respective Affiliates that are required to be maintained with respect to the Purchased Assets or the assets of any Acquired Entity (collectively, the “Financial Assurances”).

5.18 Anti-Corruption Laws.

(a) Each of the Sellers, with respect to the Purchased Assets, and SPPR is and, for the last five (5) years, has been in compliance with the United States Foreign Corrupt Practices Act of 1977, as amended and all other Applicable Law prohibiting bribery or corruption (“Applicable Anti-Corruption Laws”). The Sellers or their Affiliates have implemented and maintained policies and procedures reasonably designed to ensure compliance with the Applicable Anti-Corruption Laws with respect to SPPR and the Purchased Assets. No utilization, use of proceeds, or other transaction contemplated by this Agreement will violate the Applicable Anti-Corruption Laws or applicable sanctions.

(b) None of the Sellers, with respect to the Purchased Assets, or SPPR, or their respective directors, officers or employees, or, to the Knowledge of the Sellers, its employees, personnel, representatives, or agents, in the past five (5) years have made, offered, promised, received, accepted, or authorized any payment, gift, promise, entertainment, or other advantage, including cash, checks, wire transfers, tangible and intangible gifts, favors, services, entertainment and travel expenses or other illicit payments, whether directly or through any other Person, to or for the use or benefit of, any public official, political party, political party official, or candidate for office, or any other Person, where such offer, payment, gift, promise, entertainment, or advantage would violate the Applicable Anti-Corruption Laws.

5.19 Financial Information.

(a) The Sellers have provided to the Purchaser true and complete copies of the audited combined balance sheets and the related audited combined statements of income, equity, and cash flows of the Purchased Assets and the Acquired Entities for the years ended December 31, 2024 and 2025 (the “Audited Financial Statements”) and unaudited combined balance sheets and the related unaudited combined statements of income, equity, and cash flows of the Purchased Assets and Acquired Entities for the nine (9) months ended September 30, 2025 and 2026 (September 30, 2026, being the “Balance Sheet Date” and such unaudited combined financial statements, being the “Interim Financial Statements”, and together with the Audited Financial Statements, the “Financial Statements”), as set forth on Schedule 5.19. The Financial Statements (including the related notes and schedules, if any) and each statement of income included in the Financial Statements (including the related notes and schedules, if any) (i) have been prepared in accordance with GAAP, applied on a consistent basis and without modification of the accounting principles used in the preparation thereof throughout the periods covered thereby, (ii) fairly present in all material respects the financial position of the Purchased Assets and the Acquired Entities, as applicable, as of the date thereof and the results of operations and cash flows and changes in stockholders’ equity for the periods indicated, and (iii) have been prepared in accordance with the books and records of the Acquired Entities, which books and records, to the Knowledge of the Sellers (solely with respect to MPLC and MPLI), (A) have been maintained in the ordinary course of business and in compliance with Applicable Law and (B) accurately reflect in all material respects the transactions of the Acquired Entities and the Purchased Assets. The Financial Statements are qualified by the fact that the Purchased Assets and the Acquired Entities each have not operated as a separate “standalone” entity, and the Financial Statements are not necessarily indicative of the conditions that would have existed or the results of operations that would have been achieved if the Purchased Assets and the Acquired Entities had been operated as standalone entities. The Audited Financial Statements have been audited in accordance with GAAS.

(b) The Sellers have provided to the Purchaser copies of (i) the audited balance sheets and the related audited statements of income, capital, and cash flows of MPLC for the years ended December 31, 2024 and 2025, (ii) the unaudited balance sheet and the related unaudited statements of income, and cash flows of MPLC for the nine (9) months ended September 30, 2026, (iii) the audited balance sheets and the related audited statements of income, changes in stockholders’ equity, and cash flows of MPLI for the years ended December 31, 2024 and 2025, and (iv) the unaudited balance sheet and the related unaudited statements of income and cash flows of MPLI for the nine (9) months ended September 30, 2026.

(c) Except as set forth on Schedule 5.19(c), all accounts receivable and accounts payable of SPPR and, to the extent reflected in the Financial Statements, accounts receivable and accounts payable related to the Purchased Assets and as of the dates thereof, in each case as reflected on the balance sheets included in the Financial Statements, arose in the Ordinary Business Operations and represent actual and bona fide obligations owed by or to, as applicable, the applicable account debtors or creditors.

(d) Except as set forth on Schedule 5.19(d), there are no Liabilities of SPPR or Liabilities related to the Purchased Assets of a type or kind required by GAAP to be reflected on a balance sheet prepared with respect to the same, other than Liabilities (i) reflected or adequately reserved against in the Financial Statements, including the notes and schedules thereto, in accordance with GAAP and without modification of the accounting principles used in the preparation thereof throughout the period presented, (ii) incurred in the Ordinary Business Operations since the Balance Sheet Date (and not arising from a breach or violation of any Contract, Permit or Applicable Law or any tort), (iii) incurred in connection with the Transactions or as expressly contemplated by this Agreement, (iv) to the extent constituting Excluded Liabilities or otherwise borne by the Sellers pursuant to Section 16.1, or (v) that would not reasonably be expected to be, individually or in the aggregate, material to SPPR and Purchased Assets, taken as a whole.

(e) Sellers or their Affiliates maintain, with respect to the Purchased Assets and SPPR as a part of Sellers’ and their Affiliates’ consolidated financial reporting control environment, and not as a standalone or carve-out control with respect to the Purchased Assets or the Acquired Entities, disclosure controls and procedures that are reasonably designed to ensure that all material information necessary for the preparation of Sellers’ and their Affiliates’ consolidated financial statements and the Financial Statements concerning the Purchased Assets or SPPR, is made known on a timely basis to the individuals responsible for the preparation of financial statements of Sellers and their Affiliates on a consolidated basis. Sellers or their Affiliates maintain and comply with, as part of Sellers’ and their Affiliates’ consolidated internal control over financial reporting environment and not on a standalone or carve-out basis with respect to the Purchased Assets or the Acquired Entities, with respect to the Purchased Assets and SPPR a system of internal control over financial reporting that is effective in providing reasonable assurance (i) regarding the reliability of financial reporting and the preparation of Sellers and their Affiliates consolidated financial statements in accordance with GAAP, including the consolidated financial reporting records, books and records, allocations, estimates and assumptions from which the Financial Statements were prepared, (ii) that records are maintained in reasonable detail to accurately and fairly reflect, in all material respects, the transactions and disposition of assets of SPPR, in each case, for purposes of Sellers’ and their Affiliates’ consolidated financial reporting and the preparation of the Financial Statements, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of any assets of SPPR that could have a material effect on the Financial Statements or the consolidated financial statements of Sellers and their Affiliates, as applicable. The Purchased Assets and the Acquired Entities have not historically been operated, assessed, tested, or audited as separate standalone entities, and the Financial Statements were prepared from Sellers’ and their Affiliates’ consolidated financial reporting records and related books and records. Accordingly, any assessment of materiality, control design, control operation, or control effectiveness with respect to the Purchased Assets or the Acquired Entities was made in the context of Sellers’ and their Affiliates’ consolidated financial statements and integrated audit, and not by reference to the Financial Statements on a standalone or carve-out basis. During the periods covered by the Financial Statements, SPPR’s external auditors were independent of SPPR and their management under applicable professional standards. SPPR has not entered into any transactions involving the use of special purpose entities for any off-balance sheet activity other than as specifically described in the Financial Statements. Since January 1, 2023 SPPR has not identified or been made aware of any “significant deficiencies” or “material weaknesses” in the design or operation of internal control over financial reporting with respect to the Purchased Assets or SPPR, in each case, in the context of Sellers’ and their Affiliates’ consolidated internal control over financial reporting environment that would be material to Sellers’ and their Affiliates’ consolidated financial statements, and not be reference to any standalone or carve-out materiality threshold applicable to the Financial Statements.

(f) Since June 30, 2025, the business of the SPPR and the Purchased Assets, and to the Knowledge of the Sellers, MPLI and MPLC, have (i) managed the working capital in good faith in the ordinary course of business consistent with past practice and customs, (ii) not accelerated the recognition of revenue or collection of accounts, or deferred incurring costs or expenditures outside of the ordinary course of business consistent with past practice and customs, and (iii) maintained billing and collection processes in the ordinary course of business consistent with past practice and customs.

5.20 Indebtedness. Other than as set forth on Schedule 5.20 or reflected in the Financial Statements or the financial statements of MPLC or MPLI, as applicable, SPPR does not have any Indebtedness, and, to the Knowledge of Sellers, MPLC, and MPLI, do not have any indebtedness for borrowed money. SPPR is not in default in any respect with regards to any Indebtedness, including but not limited to the payment of the principal of or interest or premium on any Indebtedness, and no event has occurred or is continuing under the provisions of any instrument, document or agreement evidencing or relating to any Indebtedness of SPPR and which with the lapse of time or the giving of notice, or both, would constitute an event of default thereunder. To the Knowledge of Sellers, MPLC, and MPLI (i) are not in default in any respect with regards to any indebtedness for borrowed money, including but not limited to the payment of the principal of or interest or premium on any indebtedness for borrowed money, and (ii) no event has occurred or is continuing under the provisions of any instrument, document or agreement evidencing or relating to any indebtedness for borrowed money which with the lapse of time or the giving of notice, or both, would constitute an event of default thereunder.

5.21 Absence of Certain Changes. Except as set forth on Schedule 5.21, from the Balance Sheet Date, (a) the Sellers and their Affiliates (including the Acquired Entities) have operated and maintained the Purchased Assets and ownership of the Purchased Interests in accordance with Ordinary Business Operations (except for entering into this Agreement and the other Transaction Documents and the consummation of the Transactions), (b) there has not been any action, event, occurrence or development that would materially impair or delay consummation by the Sellers of the Transactions contemplated by, or the performance of their respective obligations under, the Transaction Documents and (c) there has not been a Material Adverse Effect. Without limiting the generality of the foregoing, since the Balance Sheet Date, the Sellers and SPPR have not taken any action that, if taken after the date hereof, would be a breach of, or require the prior written consent of, the Purchaser under Section 7.1(b).

5.22 IT Infrastructure and Privacy.

(a) The Sellers or their Affiliates own, lease or license all IT Infrastructure of a sufficient quantity and size to operate the businesses of SPPR or the Purchased Assets or the assets of SPPR as presently conducted. To the Knowledge of Sellers, since January 1, 2023, there has been no material failure or substandard performance of the IT Infrastructure which has (i) caused a material impact to the Sellers’ business with respect to the Purchased Assets, the businesses of the Acquired Entities, or the assets of SPPR, or (ii) resulted in any unauthorized disclosure of or access to any data owned, collected or controlled by the Sellers, to the extent used in or related to the assets of SPPR or the Purchased Assets. To the Knowledge of the Sellers, the IT Infrastructure does not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” or “virus,” that would reasonably be expected to have a material adverse effect. The Sellers have taken commercially reasonable steps to provide for the backup and recovery of data and information, have commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, have taken commercially reasonable steps to implement such plans and procedures, in each case to the extent such practices are related to the assets of SPPR, the businesses of the Acquired Entities, or the Purchased Assets. The Sellers have taken reasonable technical, administrative, and physical measures to protect the integrity and security of the IT Infrastructure and the data stored thereon from unauthorized use, access, or modification by third parties.

(b) The Sellers have maintained reasonable cybersecurity and privacy programs for the businesses of the SPPR or the Purchased Assets or the assets of SPPR that, in each case, comply in all material respects with applicable cybersecurity and privacy laws. No claim alleging (i) a violation of any external privacy policies or Contracts related to the collection, storage, processing, or disclosure of Personal Information or the security of the IT Infrastructure or data, (ii) any breach, misappropriation or unauthorized disclosure, access, use or dissemination of any Personal Information, or (iii) a violation of applicable cybersecurity or privacy law, has been asserted or, to the Knowledge of Sellers, threatened against any Seller in relation to the businesses of the Purchased Assets or the assets of SPPR by any Person since January 1, 2023. Since January 1, 2023, no Seller (on behalf of the business of the Purchased Assets or the Acquired Entities) has provided or been legally required to provide any notice to data owners or a Governmental Authority in connection with any unauthorized access, use, or disclosure of Personal Information.

5.23 Bank Accounts. Schedule 5.23 sets forth a true, complete and correct list as of the date of this Agreement of all bank accounts, investment accounts, safety deposit boxes and lock boxes maintained by SPPR at any bank, trust company or other financial institution and the persons authorized to sign checks drawn on or access such accounts. Except as set forth on Schedule 5.23, SPPR has not granted any powers of attorney to any third Person except as would not reasonably be expected to be material to SPPR taken as a whole.

5.24 Environmental. Notwithstanding any provision to the contrary contained herein, the representations and warranties contained in this Section 5.24 are the sole and exclusive representations and warranties of the Sellers pertaining or relating to matters arising under or with respect to applicable Environmental Laws and required Environmental Permits. Except for Section 5.24(d), none of the representations and warranties contained in this Section 5.24 or in any other section in this Article 5 shall apply to any matters addressed by any Corrective Action Orders. Except as set forth on Schedule 5.24:

(a) All material Environmental Permits necessary for the operation of the Purchased Assets and the business of SPPR as each are operated by the Sellers as of the date hereof have been obtained and are in full force and effect and not subject to termination, cancellation, expiration or revocation, and, where applicable, applications for renewal or amendment thereof have been timely filed. No Proceeding is pending or, to the Knowledge of the Sellers, threatened which would reasonably be expected to result in revocation of, or additional restrictions in, any such Environmental Permits.

(b) The Purchased Assets and SPPR are, and for the past three (3) years have been, in compliance in all material respects with applicable Environmental Laws, the Corrective Action Orders, and Environmental Permits, and there are no unbudgeted capital or operating expenditures required to presently maintain such compliance.

(c) None of the Sellers nor SPPR have received any written information request nor, to the Knowledge of Sellers, are or have been subject to any Proceeding from any Governmental Authority or other Person regarding any Environmental Matter, except for any such Proceeding that has been closed or concluded without further Liability or obligations of any Seller or SPPR.

(d) No further material capital projects (i.e., projects to acquire, install or upgrade fixed, long-term physical assets) are necessary to satisfy any requirements or obligations set forth in the Corrective Action Orders.

(e) There has been no Release at, on, under or from the Refineries, the Pipeline Systems, or the Terminals that has or would reasonably be expected to result in remediation requiring the incurrence of out-of-pocket costs and expenses that exceed two million U.S. Dollars ($2,000,000).

(f) Neither the Sellers (with respect to the Purchased Assets) nor SPPR have assumed contractually or by operation of law any outstanding material Liability of another Person under Environmental Laws.

(g) Sellers have made available to Purchaser true, correct and complete copies of all material and final environmental site assessments, studies, reports, testing, analyses, compliance audits and other material environmental documentation relating to Purchased Assets and SPPR and compliance with or liability under Environmental Laws in Sellers’ possession, other than documents covered under attorney client privilege or attorney work product; provided, however, that applicable reports and records kept and maintained at the operating facilities shall be collected and provided prior to the Closing Date.

5.25 Operation of the Refineries and Other Assets; Condition of Assets; Continuity of Pipeline Systems.

(a) To the Knowledge of the Sellers, during the twelve (12) months preceding the date hereof, the Refineries and the other Purchased Assets and the assets of SPPR have been operated in accordance with Ordinary Business Operations in all material respects; provided that the Sellers shall not be in breach of the foregoing provision in respect of any steps the Sellers or any of their respective Affiliates may take during the Interim Period in accordance with the terms of this Agreement (i) to effect the transfer, prior to the Closing Date, of the Excluded Assets, (ii) to effect the Transactions, and (iii) to effect any scheduled or unscheduled turnarounds or maintenance of the Refineries or such other Purchased Assets or assets of SPPR as set forth on Schedule 5.25(a).

(b) Except as set forth on Schedule 5.25(b), as of the date hereof, all material Purchased Assets and assets of SPPR are in an operable state of repair sufficient to maintain operations in accordance with Ordinary Business Operations (as currently operated), except for ordinary wear and tear, and except where failure to be in such condition would not prevent or materially interfere with operations as currently conducted in accordance with Ordinary Business Operations.

(c) Except as set forth on Schedule 5.25(c), the recorded deeds, rights-of-way, Easements, franchises, leases, subleases, permits, servitudes, licenses and other instruments in favor of any Seller establish a contiguous and continuous right-of-way for the Pipeline Systems owned or operated by such Seller.

(d) Since January 1, 2023, neither SPPR nor, to the Sellers’ Knowledge, MPLC or MPLI has engaged in any line of business that is substantially different from the business of such Acquired Entity as of the date hereof.

5.26 Material Customers. Schedule 5.26 sets forth a true, complete and correct list of the ten (10) largest (by annual volumes) customers or groups of affiliated customers with respect to each of the Purchased Assets (taken as a whole) and the business of SPPR for the fiscal year ended December 31, 2025 (each, a “Material Customer”). Since December 31, 2025, the aggregate volume (MBD) for the Material Customers has not materially reduced as of July 31, 2026. As of the date hereof, no Seller nor SPPR has received written notice from any Material Customer that such Material Customer intends to terminate its applicable Contract.

5.27 Infringement. To the Knowledge of Sellers, (a) no Person is infringing upon any Intellectual Property which is exclusively licensed to any Acquired Entity and material to any of the Acquired Entities’ businesses as currently conducted, or to any Seller and material to the businesses of the Purchased Assets or the Acquired Entities and (b) the conduct of the businesses of the Acquired Entities and the Purchased Assets has not, in the past six (6) years, infringed, misappropriated or violated and does not infringe, misappropriate, or violate any Intellectual Property of any Person. Sellers have taken commercially reasonable measures to protect the confidentiality of material confidential information used in the businesses of the Acquired Entities and the Purchased Assets.

5.28 MPLC and MPLI Liabilities. Except as provided in the Data Room, to the Knowledge of the Sellers, as of the date hereof, there is no material Tax or financial Liability with respect to either MPLC or MPLI that would have an adverse impact in any material respect on the ownership of the MPLC Interests or the MPLI Interests.

5.29 No Other Representations; Non-Operated Assets. Except for the Sellers’ Warranties, no Seller, or any other Person on behalf of a Seller (including any Representative of any Seller), makes any express or implied representation, warranty, assurance, or other commitment with respect to the Sellers, the Purchased Assets, the Purchased Interests or the businesses of the Acquired Entities, and the Sellers hereby disclaim, to the maximum extent permitted by Applicable Law, any representation, warranty, assurance, or other commitment not contained in this Article 5. Each representation and warranty of the Sellers contained in this Article 5 is to be construed as a separate and independent representation and warranty and is not to be limited or restricted by reference to, or inference from, the provisions of any other representation or warranty or anything else, whether in this Agreement or otherwise. Notwithstanding anything herein to the contrary, to the extent any representation or warranty in this Article 5 relates to any Purchased Asset or Acquired Entities not operated by a Seller, or its respective Affiliates (including any of the MPLC Assets or the MPLI Assets), such representation or warranty is made solely to the Knowledge of the Sellers.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to each Seller as follows:

6.1 Organization, Existence, and Qualification. The Purchaser is a Delaware corporation duly organized and validly existing under the laws of the jurisdiction of its organization. The Purchaser has the requisite power and authority to own, lease and operate its property and to conduct its business with respect thereto as currently conducted. The Purchaser is duly licensed or qualified to do business and is in good standing in all jurisdictions in which the ownership, lease or operation of its business makes such licensing or qualification necessary or where such licensing or qualification is otherwise required, except where the failure to be so licensed or qualified would not reasonably be expected to have a material adverse effect on the Purchaser’s ability to consummate the Transactions and the other Transaction Documents and to perform its obligations hereunder and thereunder.

6.2 Authority, Approval, and Enforceability. The Purchaser has all requisite power and authority to enter into and perform this Agreement and all other Transaction Documents to be delivered at the Closing by the Purchaser, and to consummate the Transactions. The execution, delivery, and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the Transactions have been, and the execution, delivery and performance of the other Transaction Documents to which the Purchaser is a party and the consummation by the Purchaser of the transactions contemplated thereby, will be at the Closing, duly and validly authorized and approved by all necessary corporate action on the part of the Purchaser. This Agreement is, and the other Transaction Documents to which the Purchaser is a party when executed and delivered by the Purchaser will be, the valid and binding obligation of the Purchaser and enforceable against the Purchaser in accordance with their respective terms, subject to the effects of bankruptcy, insolvency, reorganization, moratorium, and similar Applicable Law, as well as to principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

6.3 No Conflicts. Assuming the receipt of Antitrust Regulatory Approvals and all applicable consents and the transfer and modification of any Corrective Action Orders, the execution, delivery, and performance by the Purchaser of this Agreement, and the other Transaction Documents to be delivered by the Purchaser at the Closing, and the consummation of the Transactions by the Purchaser, shall not: (a) conflict with or violate any provision of the organizational documents of the Purchaser, (b) result in any violation, breach or acceleration of, constitute a default under (with or without due notice or lapse of time or both), or result in the creation or imposition of any Encumbrance under, any agreement or instrument to which the Purchaser is a party or by which its assets are bound, (c) violate any judgment, order, ruling, or decree applicable to the Purchaser, or (d) violate or conflict with any Applicable Law applicable to the Purchaser, except in the case of subsection (b), (c), or (d), where such violation would not reasonably be expected to have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated under this Agreement and the other Transaction Documents and to perform their obligations hereunder and thereunder.

6.4 Bankruptcy. There are no bankruptcy, reorganization or receivership proceedings pending, being contemplated by, or, to the Knowledge of the Purchaser, threatened against the Purchaser.

6.5 Government Consents and Approvals. No consent of, approval of, permit from, authorization from, declaration or any filing with, or notice to, any Governmental Authority is required by or with respect to the Purchaser in connection with the execution and delivery of this Agreement and all other Transaction Documents to be delivered at the Closing by the Purchaser and the consummation of the transactions contemplated under this Agreement or such Transaction Documents, except for those filings required under the HSR Act.

6.6 Compliance with Laws.

(a) In connection with this Agreement and the business resulting therefrom (i) the Purchaser is in compliance with all Applicable Law, except where the failure to so comply would not have a material adverse effect; (ii) the Purchaser has not received any written notification from any applicable Governmental Authority that it is not in compliance with any Applicable Law; and (iii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) would reasonably be expected to constitute or result in a failure of the Purchaser to comply with the terms of any Applicable Law.

(b) The Purchaser represents and warrants on behalf of itself and its Affiliates that its and their respective directors, officers, employees, consultants, agents or other representatives have not directly or indirectly, (i) taken any action that would cause the Purchaser to be in violation of the Applicable Anti-Corruption Laws, or (ii) in connection with this Agreement and the business resulting therefrom made, offered, authorized or accepted any payment, gift, promise, or other advantage, to or for the use or benefit of any government official or any other Person where that payment, gift, promise, or other advantage would comprise a facilitation payment or otherwise violate the Applicable Anti-Corruption Laws.

6.7 Independent Evaluation. The Purchaser acknowledges that the Purchaser has made its own independent investigation, analysis, verification and judgment of the commercial potential, condition and usefulness of the Purchased Assets, the Purchased Interests, and the businesses of the Acquired Entities taking into consideration all current Applicable Law and the likelihood that such laws and requirements will change in the future, and is not relying upon any projections from the Sellers regarding prospective operations of the Purchased Assets or the businesses of the Acquired Entities. The Purchaser has such knowledge and experience in business and financial affairs in general as to be capable of evaluating the merits and risks of purchasing the Purchased Assets and the Purchased Interests. In making its decision to enter into this Agreement and to consummate the Transactions, the Purchaser has relied solely on its own independent investigation and evaluation of the Purchased Assets, the Purchased Interests, and the Acquired Entities and the advice of its own legal, Tax, economic, environmental, and engineering advisors and not on any comments, statements, projections, or other material made or given by the Sellers or any of their Representatives. EXCEPT AS EXPRESSLY PROVIDED IN SELLERS’ EXPRESS REPRESENTATIONS AND WARRANTIES IN ARTICLE 5 (INCLUDING THE RELATED

PORTIONS OF THE SCHEDULES) AND ANY CERTIFICATE DELIVERED BY THE SELLERS PURSUANT TO THIS AGREEMENT, THE PURCHASER ACKNOWLEDGES THAT THE PURCHASED ASSETS, PURCHASED INTERESTS, AND ASSUMED LIABILITIES ARE SOLD TO AND ASSUMED AND ACCEPTED BY THE PURCHASER “AS IS, WHERE IS” AND “WITH ALL FAULTS,” IN THEIR PRESENT CONDITION AND STATE OF REPAIR, WITH NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, EXPRESS OR IMPLIED, OF THEIR MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, CONDITION, DESIGN, OPERATION, CAPACITY, QUALITY, VALUE OR OTHERWISE. Additionally, in no event shall any projection as to the financial condition, financial results, status of assets, projects, availability of feedstock or market projections made by or on behalf of the Sellers or any other Person to the Purchaser be relied upon by the Purchaser, and the Purchaser acknowledges that the Sellers make no representation or warranty and specifically disclaims any representation or warranty with regard to same. The Purchaser further acknowledges that: (a) no Seller nor any other Person on behalf of a Seller has made any representation or warranty, express or implied, as to the Sellers, the Purchased Assets or the Purchased Interests, or the accuracy or completeness of any information regarding the Sellers, the Purchased Assets, the Purchased Interests, or the Acquired Entities furnished or made available to the Purchaser and its Representatives, or any other matter related to the Transactions contemplated herein, other than those representations and warranties expressly set forth in Article 5 (including the related portions of the Schedules) and any certificates delivered by the Sellers pursuant to this Agreement, (b) in determining to enter into this Agreement, the Purchaser has not relied on any representation or warranty from any Seller or any other Person on behalf of any Seller, or upon the accuracy or completeness of any information regarding a Seller, the Purchased Assets, the Purchased Interests, or the Acquired Entities furnished or made available to the Purchaser and its Representatives, other than those representations and warranties expressly set forth in Article 5 (including the related portions of the Schedules) and any certificate delivered by the Sellers pursuant to this Agreement, and (c) no Seller nor any other Person acting on behalf of any Seller shall have any liability to the Purchaser or any other Person with respect to any projections, forecasts, estimates, plans, or budgets of future revenue, expenses, or expenditures, future results of operations, future cash flows, or the future financial condition of the Purchased Assets, the Purchased Interests, or the Acquired Entities or the future business, operations, or affairs of the Purchased Assets, the Purchased Interests, or the Acquired Entities, except as expressly set forth in Article 5 (including the related portions of the Schedules). NOTWITHSTANDING THE FOREGOING, NOTHING CONTAINED IN THIS SECTION 6.7 SHALL OPERATE AS A WAIVER OF CLAIMS OF FRAUD.

6.8 Financing. The Purchaser has delivered to the Sellers true, correct, and complete copies of the executed Financing Commitments in connection with the Financing in effect as of the date of this Agreement (it being understood that each fee letter has been redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms (none of which would adversely affect the conditions, amount or availability of the Financing)). As of the date hereof, none of the Financing Commitments have been directly or indirectly amended, modified, supplemented, or replaced, and, to the Knowledge of the Purchaser, no such amendment, modification, supplement or replacement is contemplated (in each case, other than amendments, modifications, supplements or replacements to add bona fide lenders, lead arrangers, bookrunners, syndication agents and other Financing Sources), and the respective commitments contained in the Financing Commitments have not been terminated, withdrawn, or rescinded. The Financing Commitments are in full force and effect and constitute the legal, valid and binding obligations of the Purchaser, and, to the Knowledge of the Purchaser, the Financing Sources that are parties thereto (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Applicable Law affecting the enforcement of creditors’ rights generally or by general principles of equity). There are no conditions precedent related to the funding of the full amount of the Financing other than those set forth in the Financing Commitments. There are no side letters, contracts or other arrangements (written or oral) relating to the Financing other than the Financing Commitments, except for customary fee letters and engagement letters, a complete copy of each of which has been provided to the Sellers, with only the fee amounts and certain other “market flex” and other economic terms redacted (none of which would adversely affect the conditions, amount or availability of the Financing). No event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default (however denominated) of the Financing Commitments, in each case, on the part of the Purchaser or, to the knowledge of the Purchaser, any other party to the Financing Commitments, or that would otherwise give rise to the right of the Financing Sources to terminate the Financing Commitments. The consummation of the Financing will not result in any violation, breach or acceleration of, constitute a default under (with or without due notice or lapse of time or both), or result in the creation or imposition of any Encumbrance under, any agreement or instrument to which the Purchaser is a party or by which its or its Affiliates’ assets are bound. None of the representations or warranties made by the Purchaser in any of the Financing Commitments is inaccurate, incomplete, or misleading in any material respect. The Purchaser has no reason to believe any term or condition to the Financing Commitments will not be satisfied on or prior to the Closing or that the Financing will otherwise not be available to the Purchaser at the Closing. The Purchaser has fully paid all commitment fees or other fees required by the terms of the Financing Commitments to be paid on or before the date hereof and has the ability to pay all such commitment fees or other fees required by the terms of the Financing Commitments that are required to be paid at or prior to Closing. Subject to the conditions set forth in the Financing Commitments and subject to the satisfaction of the conditions contained in Article 9, the aggregate proceeds contemplated by the Financing Commitments, together with the IEP Cash Amount and the Purchaser Cash Amount, will be sufficient for the Purchaser to consummate the Transactions and to pay all related fees and expenses. The Purchaser has, and at all times through the Closing will have, Unrestricted Cash of not less than the Purchaser Cash Amount, and the Purchaser has delivered to the Sellers a copy of the IEP Commitment Letter. Notwithstanding anything to the contrary contained herein, the IEP Commitment Letter may, at the option of the Purchaser, be cancelled and/or terminated upon the increase of the “Purchaser Cash Amount” from Five Hundred Million U.S. Dollars ($500,000,000) to One Billion U.S. Dollars ($1,000,000,000) as contemplated by the definition of such term.

6.9 Brokers’ Fees. Neither the Purchaser nor any of its Affiliates has incurred any Liability or obligation for brokers’ or finders’ fees relating to the Transactions for which the Sellers or any of their Affiliates will be liable or have any responsibility.

6.10 Accredited Investor. The Purchaser is an “accredited investor,” as such term is defined in Regulation D of the Securities Act, and the Purchaser shall acquire such Purchased Assets, and the Purchaser shall acquire the Purchased Interests, in each case, for its own account, and not with a view to a sale or distribution thereof in violation of the Securities Act, and the rules and regulations thereunder, any applicable state blue sky laws, or any other applicable securities laws.

6.11 Certifications. The Purchaser represents and warrants that it (or its applicable designee) has properly registered with the IRS as a taxable fuel registrant.

6.12 Solvency. As of the date of this Agreement, the Closing and immediately after giving effect to the Transactions, the Purchaser and each of its Subsidiaries (taken as a whole) will not (a) be insolvent (either because their financial condition is such that the sum of their debts and Liabilities is greater than the fair value of their assets or because the present fair salable value of their assets will be less than the amount required to pay their debts as they become absolute and matured); (b) have unreasonably small capital with which to engage in their businesses; or (c) have incurred, or plan to incur, debts beyond their ability to repay such debts as they become absolute and matured. No transfer of property is being made, and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of the Purchaser or its Subsidiaries.

ARTICLE 7

CONDUCT OF OPERATIONS

7.1 Conduct of Operations Pending Closing.

(a) During the Interim Period, the applicable Sellers shall (i) operate the Purchased Assets in accordance with Ordinary Business Operations, (ii) cause SPPR to operate and maintain its business and the SPP Refinery in accordance with Ordinary Business Operations, and (iii) maintain the Purchased Assets and the assets of SPPR (including the SPP Refinery) in accordance with Ordinary Business Operations (including undertaking, preparing for, commencing, and completing any scheduled or unscheduled turnarounds or maintenance, whether or not previously disclosed to the Purchaser; provided that the applicable Sellers shall provide Purchaser with reasonably prompt notice of any such turnarounds or maintenance activities); provided that, in each case, the Sellers shall not be in breach of the foregoing obligations (A) in respect of any commercially reasonable steps the Sellers or SPPR may take during the Interim Period to (x) reduce any inter-Affiliate payables or inter-Affiliate receivables (including payables and receivables between MPC Sellers and their Affiliates and MPLX Sellers and their Affiliates) or (y) remove the Excluded Assets or (B) by reason of undertaking, preparing for, commencing, or completing any scheduled or unscheduled turnaround or maintenance on the Purchased Assets or any assets of the Acquired Entities (including at the SPP Refinery) in accordance with Ordinary Business Operations during the Interim Period.

(b) Without limiting the generality of the foregoing Section 7.1(a), except as set forth on Schedule 7.1(b), and subject to Section 7.1(d), Section 7.1(e), Section 7.1(f), and Section 7.1(g), during the Interim Period, or as otherwise agreed by the Parties in writing, the Sellers shall not (and shall cause SPPR not to):

(i) sell, dispose of, lease, sublease, assign, sublicense, transfer or enter into an agreement to dispose of or lease, grant an option over, or grant any interest in, any Purchased Asset, the SPP Refinery or any other asset of SPPR, in each case, except in accordance with Ordinary Business Operations and in amounts which, individually and in the aggregate, are not material to the financial condition or operation of the Purchased Assets or such assets, taken as a whole;

(ii) sell, dispose of, lease, sublease, assign, sublicense, transfer or enter into an agreement to dispose of, grant an option over, or grant any interest in, any of the Purchased Interests;

(iii) create, grant or incur any Encumbrance (other than a Permitted Encumbrance) against any Purchased Asset, any asset of SPPR (including the SPP Refinery), any MPLI Asset, any MPLC Asset, the Hydrocarbon Inventory, or the Purchased Interests unless any such Encumbrance shall be released at or before Closing;

(iv) enter into any commitment for capital expenditures, or authorize any capital expenditure, in each case, of more than Five Million U.S. Dollars ($5,000,000) individually or Ten Million U.S. Dollars ($10,000,000) in the aggregate for any calendar year, with respect to the Purchased Assets or any asset of SPPR, or make any commitment of more than Five Million U.S. Dollars ($5,000,000) individually or Ten Million U.S. Dollars ($10,000,000) in the aggregate for any calendar year for the purchase, construction, maintenance, repair or improvement of any of the Purchased Assets or any assets of SPPR, except, in each case, where such commitment or authorization would be materially complete prior to the Closing Date; provided, however, that the foregoing restriction shall not apply to expenditures contemplated by a capital expenditure budget provided by the Sellers to the Purchaser prior to the date of this Agreement; provided, further, that the Sellers shall be permitted to make capital expenditures with respect to the Purchased Assets or assets of SPPR (including the SPP Refinery) within 110% of the capital expenditure budget set forth on Schedule 7.1(b)(iv);

(v) (A) issue, encumber (other than a Permitted Encumbrance), or otherwise dispose of, or split, combine, or reclassify, any of the Purchased Interests, (B) issue any option, warrant, right, convertible security or other agreements or commitments of any character (including management incentive equity and phantom equity) relating to any of the Purchased Interests, (C) grant any stock appreciation or similar rights with respect to SPPR, or authorize the grant of any stock appreciation or similar rights with respect to MPLI or MPLC, or (D) otherwise amend the terms of any Purchased Interests;

(vi) (A) declare, set aside, make or pay any non-cash dividend or other non-cash distribution, in each case, with respect to the SPPR Interests, or (B) redeem, purchase or otherwise acquire or cancel the SPPR Interests;

(vii) except (A) as may be required by Applicable Law, (B) as may be required by any Company Collective Bargaining Agreement, (C) as required by the terms of any Benefit Plan in effect on the date hereof, (D) for increases in base annual salary or hourly rate of wage in accordance with Ordinary Business Operations, (E) for annual cash bonuses made in accordance with Ordinary Business

Operations, (F) for long-term incentive awards granted in accordance with Ordinary Business Operations, or (G) for changes to rates or charges under contractor, vendor, staffing or similar agreements or arrangements, including refining-wide rate sheets or similar arrangements applicable to multiple sites, in each case made in accordance with Ordinary Business Operations, (I) materially increase the amount of compensation or benefits to be paid or provided to any In-Scope Employee, or to any independent contractor who is a natural person providing primarily all of such person’s services to the Purchased Assets or the Acquired Entities, (II) grant any equity or equity-based incentive, retention, termination, change in control, transaction, stay or success bonuses, severance or similar compensation or benefits to any In-Scope Employees or to any independent contractor who is a natural person providing primarily all of such person’s services to the Purchased Assets or the Acquired Entities, (III) enter into, agree to be bound by, modify, amend, or extend any Collective Bargaining Agreement, or recognize any labor union, trade union, works council, or other representative of employees as the exclusive bargaining representative of any employees who provide services with respect to the Purchased Assets or the Acquired Entities, (IV) take any action that would, or would reasonably be expected to, result in notice obligations or liability under the WARN Act, or (V) hire new In-Scope Employees (other than to fill any vacancy in an existing position, provided that any offer for employment to fill a vacant position shall be on terms no less favorable in the aggregate than the terms of employment applicable to the former employee whose position is being filled, and shall not contain any terms providing for additional compensation or benefits regarding relocation or signing bonuses that may become due or payable after the Closing by any of the Acquired Entities or their Affiliates), terminate the employment of any In-Scope Employee (other than termination for cause), or transfer any In-Scope Employees, in each case, except as required by Applicable Law or any collective bargaining agreements or similar agreements;

(viii) adopt, enter into, materially amend or terminate any Benefit Plan, or Multiemployer Plan or any other arrangement for the benefit of any In-Scope Employee, or agree to contribute to any Multiemployer Plan for the benefit of any In-Scope Employee, or take any action to accelerate any compensation, rights or benefits under any Benefit Plan or Multiemployer Plan for an In-Scope Employee;

(ix) rescind, terminate (other than expiration pursuant to the existing terms and without any action by the Sellers or their Affiliates), waive any material right under, or materially amend, or consent to the termination (other than expiration pursuant to the existing terms and without any action by the Sellers or their Affiliates), waiver or material amendment of, any Material Contract or material Permit, in each case, except in accordance with Ordinary Business Operations; provided, however, that nothing in this Section 7.1(b)(ix) shall restrict the Sellers from entering into new Contracts or amending existing Contracts that are reasonably necessary to undertake, prepare for, or complete a turnaround or maintenance of the Purchased Assets or the assets of SPPR (including the SPP Refinery) during the Interim Period and any such new or amended Contract shall not constitute an Assumed Contract, and neither Purchaser nor the Acquired Entities shall have any obligation with respect to such Contract, unless the Purchaser expressly agrees in writing to assume such contract;

(x) carry out mergers, spin-offs, acquisitions, joint ventures of or with respect to the Purchased Assets or SPPR or their respective businesses, allow SPPR to acquire, or agree to acquire, any business or equity interests from any other Person, or authorize any such mergers, spin-offs, acquisitions, joint ventures, or acquisitions with respect to MPLI or MPLC;

(xi) (A) amend or modify the organizational documents of SPPR, (B) split, combine or reclassify the Purchased Interests, (C) adopt a plan of complete or partial liquidation or dissolution of the Sellers or SPPR or their respective businesses, (D) authorize the amendment or modification of the organizational documents of MPLI or MPLC or (E) authorize a plan of complete or partial liquidation or dissolution of MPLI or MPLC or their respective businesses;

(xii) issue any note, bond, or other debt security, or make any loan, advance, or capital contribution by SPPR to any Person, or permit SPPR to incur any material indebtedness for borrowed money or give or increase any guarantees or other similar assurances (including any Financial Assurances) except in accordance with Ordinary Business Operations or cause or permit SPPR to acquire any material real property or enter into any material Real Property Lease;

(xiii) except as may be required to meet the requirements of any Applicable Law or GAAP, change in any material respect any accounting method or practice with respect to the Purchased Assets or the assets of SPPR in a manner that is inconsistent with past practice (it being understood that no such change shall impact the calculation of Working Capital under this Agreement);

(xiv) discontinue, cease to own or operate, or make any material change to the Purchased Assets or the assets of SPPR or authorize the discontinuance or other material change of the MPLI Assets or the MPLC Assets; provided that the Sellers, SPPR may remove the Excluded Assets during the Interim Period;

(xv) violate, terminate or permit the lapse of, or otherwise fail to maintain or renew, any Assigned Permit;

(xvi) initiate any Proceeding relating to the Purchased Assets or SPPR, or settle, release, waive, assign, transfer or compromise any Proceeding or any claims or rights relating thereto brought against SPPR or the Sellers with respect to the Purchased Assets, other than Proceedings, settlements, releases or compromises (A) involving solely payment of money damages not in excess of Five Million U.S. Dollars ($5,000,000) individually or Fifteen Million U.S. Dollars ($15,000,000) in the aggregate, that do not contain any admission of fault or liability on the part of SPPR or any obligation that would be binding on the Purchaser or SPPR after the Closing, (B) that are for any non-monetary remedies or relief entered in accordance with Ordinary Business Operations that are not material and that do not impose a restriction on the operation of the Purchased Assets or SPPR that would have a Material Adverse Effect or (C) where the costs and obligations are borne solely by the Sellers;

(xvii) settle the Benzene Waste Operations NESHAP Matter or the Risk Management Program Matter on terms that impose any material operating restrictions on the Purchased Assets or SPPR or that otherwise require any material capital or operating expenditures with respect to the same without first obtaining the consent of Purchaser (such consent not to be unreasonably withheld, conditioned, or delayed);

(xviii) with respect to the Purchased Assets and SPPR: (A) make any settlement of or compromise any Tax Liability; (B) make any material Tax election or adopt any Tax method of accounting in a manner that is inconsistent with past practice, or change or revoke any Tax election or any Tax method of accounting; (C) amend any Tax Return; or (D) surrender any right to claim any refund of material Taxes, (provided, that, for the avoidance of doubt, the restrictions set forth in clauses (A), (C), and (D) shall not apply to actions taken by Sellers with respect to Sellers’ Income Taxes);

(xix) fail to maintain in full force and effect insurance coverage relating to the Purchased Assets, SPPR, or any Acquired Entity that is substantially comparable in all material respects to the insurance coverage maintained by the Sellers or their Affiliates as of the date hereof; or

(xx) enter into any contract, agreement, commitment or arrangement with respect to, or agree to, any of the foregoing.

(c) Without limiting the generality of Section 7.1(a), during the Interim Period, the applicable Sellers shall, and shall cause SPPR to, operate the Purchased Assets and the business of SPPR in Ordinary Business Operations (including with respect to activities under the Corrective Action Orders, maintenance and turnarounds of the Purchased Assets and the assets of SPPR, the purchase of refinery inputs and feedstocks and management of non-hydrocarbon inventories) and will progress any capital projects described in Schedule 7.1(b)(iv) substantially at the pace and in the manner that similar capital projects have been conducted by the Sellers in Ordinary Business Operations, except for any reasonably unavoidable delays due to unforeseen circumstances, including (i) preserving the present business operations of the Purchased Assets and the business of SPPR, (ii) preserving the present business organization and (iii) preserving the present business relationships with Persons having business dealings with the Sellers or SPPR in connection with the Purchased Assets and the business of SPPR.

(d) Notwithstanding anything herein to the contrary, nothing in Section 7.1 shall operate so as to restrict or prevent any act, omission, or matter:

(i) required to be done pursuant to, contemplated by, or permitted by this Agreement or the other Transaction Documents, or required to be done pursuant to the governing documents of MPLI or MPLC;

(ii) necessary to comply with Applicable Law;

(iii) undertaken at the written request of the Purchaser or otherwise with the prior written consent of the Purchaser in accordance with the terms of Section 7.1(g);

(iv) undertaken in response, consistent with the Sellers’ past practices and existing policies, to (A) an emergency or (B) where otherwise necessary (in the reasonable opinion of the Sellers), to safeguard any life, the Purchased Assets, the assets of SPPR, the MPLI Assets, the MPLC Assets or the Environment, and the Sellers shall as promptly as reasonably practicable inform the Purchaser in writing of any such response in accordance with Applicable Law;

(v) undertaken pursuant to any work program or budget approved prior to the date hereof and disclosed to the Purchaser;

(vi) undertaken to commence or complete any scheduled turnarounds or maintenance or unscheduled maintenance or turnarounds necessary to ensure safe and reliable operations on the Purchased Assets or any assets of the Acquired Entities (including at the SPP Refinery), whether or not previously disclosed to the Purchaser; provided that Sellers shall provide Purchaser with reasonably prompt notice of any such turnarounds or maintenance activities; or

(vii) the completion or performance of which is a legally binding obligation undertaken pursuant to any Contract or arrangement entered into prior to the date hereof.

(e) The Purchaser acknowledges that TLO is not the sole owner of MPLI or MPLC and does not control all votes, approvals, actions or omissions of MPLI or MPLC. Accordingly, and notwithstanding anything in this Agreement to the contrary, neither TLO nor any other Seller shall be deemed to be in breach of this Section 7.1 as a result of any vote, approval, action or omission by any co-owner of MPLI or MPLC that is not an Affiliate of Marathon or MPLX, or any action taken by or on behalf of MPLI or MPLC pursuant to the organizational documents of MPLI or MPLC, regardless of whether such vote, approval, action or omission would otherwise be inconsistent with this Section 7.1; provided that, the Sellers shall and shall cause their Affiliates to vote or approve (to the extent they have the right to vote or approve) matters for MPLI and MPLC in a manner consistent with this Agreement. If TLO or any other Seller has no right to vote or approve an action to be taken by the co-owners of MPLI or MPLC and actions for MPLI or MPLC are taken by such co-owners and such actions would be in violation of this Section 7.1, the Sellers shall not, directly or indirectly, be in breach of this Section 7.1. If TLO or any other Seller (without the written consent by the Purchaser (which consent shall not be unreasonably delayed, withheld or conditioned)) affirmatively votes in favor of such action or omission, that would be inconsistent with this Section 7.1, such Persons shall be deemed to be in breach of this Section 7.1.

(f) Notwithstanding anything herein to the contrary, nothing in this Section 7.1 or otherwise shall restrict SPPR, MPLI, or MPLC from making any cash dividends or distributions in respect of the Purchased Interests, in each case, that are payable prior to the Closing in accordance with the Ordinary Business Operations; provided that such dividends or distributions do not impair the ability of SPPR to pay its liabilities as they come due or to operate and maintain the Purchased Assets and SPPR’s assets in accordance with the Ordinary Business Operations prior to the Closing.

(g) The Sellers may seek the Purchaser’s consent to perform any action that would otherwise be restricted by this Section 7.1 (which consent shall not be unreasonably withheld, delayed, or conditioned); except that the Purchaser’s consent may be withheld in its sole discretion with respect to any act, omission or matter restricted by Section 7.1(b)(i), Section 7.1(b)(ii), Section 7.1(b)(iv), Section 7.1(b)(v), Section 7.1(b)(vi), Section 7.1(b)(vii) and Section 7.1(b)(xi). The Purchaser acknowledges and agrees that it would be unreasonable to withhold consent if, by withholding such consent, the Sellers or SPPR cannot take actions and the failure to take such actions would have a material adverse impact on the continuing operations of the Purchased Assets or the business of the Acquired Entities.

7.2 Notice. During the Interim Period, subject to Applicable Law, (a) the Sellers may promptly notify the Purchaser, and the Purchaser shall promptly notify the Sellers, in writing, after gaining Knowledge (i) of any event, transaction, or circumstance that causes, or would reasonably be expected to cause, any covenant or agreement of the notifying Party to be breached, or that renders, or would reasonably be expected to render, untrue any representation or warranty of the notifying Party contained in this Agreement, and any material damage to the Purchased Assets, the assets of SPPR, or, to the Knowledge of the Sellers, the MPLI Assets or the MPLC Assets, (ii) any written notice (and the Sellers shall provide the Purchaser a copy thereof) received by a Seller or SPPR, MPLI, or MPLC of any material claim asserting any tort or violation of Applicable Law or any material investigation, suit, action or litigation by or before a Governmental Authority, that (in each case) relates to the Purchased Assets, the assets of SPPR, the MPLI Assets or the MPLC Assets; provided that, the Sellers shall not have any obligation to provide any such notice or information, the provision of which would, in the reasonable opinion of the Sellers, based on the advice of outside counsel, result in the waiver of any attorney-client privilege, the work-product doctrine or similar protection to the Sellers or their Affiliates, cause the Sellers or their respective Affiliates (or any of their respective officers or employees) to breach a confidentiality obligation, or result in a violation of Applicable Law; provided, further, that the Sellers shall use commercially reasonable efforts to provide such notice in a manner that does not result in such waiver, breach, or violation, and (iii) any material unplanned outage or shut down of, or with respect to, the Purchased Assets, the assets of SPPR, the MPLI Assets, or the MPLC Assets and (b) the Sellers shall promptly notify the Purchaser, and the Purchaser shall promptly notify the Sellers, in writing, after gaining Knowledge of the occurrence, or failure to occur, of any event, transaction, or circumstances that causes, or would reasonably be expected to cause, the failure of Sellers to satisfy or be able to satisfy any of the conditions specified in Section 9.2, and in each case, such written notice will specify the condition which has failed or will fail to be satisfied. No notice or disclosure made or delivered pursuant to this Section 7.2 shall limit either Party’s right to assert that any condition to Closing has not been satisfied or that such Party has a termination right under this Agreement or cure any inaccuracy in or breach of any representation of warranty, except for the purposes of determining whether Fraud has occurred. In addition, during the Interim Period, Sellers shall provide regular and timely updates to Purchaser with respect to all material communications with and demands or settlement offers from any Governmental Authority with respect to the Benzene Waste Operations NESHAP Matter or Risk Management Program Matter, and shall provide Purchaser with the opportunity to review and reasonably comment upon any settlement offers prepared by Sellers; provided, that Purchaser shall have no obligation to review, comment upon, or participate in any settlement discussions to the extent such settlement relates solely to Excluded Environmental Liabilities retained by the Sellers, including any penalties arising therefrom.

7.3 Termination of Intercompany Arrangements. Effective as of the Closing, the Sellers shall, and shall cause SPPR to, (a) terminate all intercompany Contracts (including any Contract that would be a Contract but for clause (d) of the definition thereof) in respect of SPPR, without any party to such Contracts having any continuing Liabilities to the other from and after the Closing, and (b) settle, pay, forgive, or otherwise release all amounts due under any intercompany Contracts (including any Contract that would be a Contract but for clause (d) of the definition thereof) in respect of SPPR; any receivables under such intercompany Contracts shall be paid prior to the Closing, even if the due date is not until after the Closing. The Sellers shall procure that any net amount owed by the Sellers or their Affiliates to SPPR under any intercompany loan Contracts, cash pooling arrangements, cost allocations or similar arrangements, or due to the Sellers or their Affiliates from SPPR thereunder, shall be settled prior to the Closing, without any further Liability to, or obligation of, SPPR from and after the Closing. Any cash balance of SPPR resulting from the termination of the intercompany Contracts or settlement of intercompany balances shall be distributed as a dividend prior to Closing and all such dividend amounts shall remain with the Sellers or Sellers’ Affiliates and shall not be included in the calculation of Working Capital.

7.4 Control of Assets and Businesses. Notwithstanding anything in this Agreement to the contrary, the Purchaser acknowledges, on behalf of itself and its Affiliates and its and their respective directors, officers, employees, Representatives, successors, and assigns, that the ordinary course of business and Ordinary Business Operations in respect of the operation and maintenance of the Purchased Assets and the businesses of the Acquired Entities remain in the dominion and control of the Sellers and the Acquired Entities, as applicable, until the Closing.

ARTICLE 8

COVENANTS

8.1 Access.

(a) Subject to the terms and conditions of this Agreement, the Confidentiality Agreement and the Clean Team Agreement, during the Interim Period, the applicable Sellers will provide, and shall cause SPPR to provide, the Purchaser and its Representatives with reasonable access, subject to the Sellers’ prior written consent in each instance which will not be unreasonably withheld, delayed, or conditioned, upon reasonable prior notice and during normal business hours, to (i) the Purchased Assets, the assets of SPPR (including the SPP Refinery), and, solely to the extent that MPLI and MPLC management agrees to such access and subject to the conditions required thereof, the MPLI Assets and MPLC Assets, but only to the extent that such access does not unreasonably interfere with the business and operations of such assets, (ii) the books, records, information and data that are Primarily Related to such assets, to the extent such books, records, information and data has been historically provided to the Sellers in respect of the MPLI Assets and MPLC Assets and can be separated from the Sellers’ and their Affiliates’ data in a timely fashion that does not impose undue burden on the Sellers and their Affiliates, and (iii) the appropriate officers and employees of the Sellers and their Affiliates who have significant responsibility for such assets; provided that the Purchaser and its Representatives shall not enter upon any property of the Sellers, SPPR, MPLI or MPLC without the Sellers’ prior written consent in each instance (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that (A) the Purchaser and its Representatives shall conduct any such activities at their sole risk and expense, under the supervision of the Sellers’ or their Affiliates’ personnel (except as provided below) and in a manner that does not unreasonably interfere with the normal business operations of the Purchased Assets and the Acquired Entities; (B) no Seller nor any of its Affiliates shall be required to take any action that would, based on the advice of counsel (which may be internal counsel), reasonably be expected to jeopardize the protection of, or constitute a waiver of, the attorney-client privilege, attorney work product privilege or other applicable legal privilege; and (C) no Seller shall be required to furnish any information that such Seller is prohibited under Applicable Law from furnishing or to the extent that furnishing such information would constitute a violation of any Contract (including any confidentiality obligations or similar restrictions set forth therein); provided, further, that the Purchaser’s access to any of the Purchased Assets or properties of SPPR, MPLI or MPLC may be limited to the extent (x) a Seller, SPPR, MPLI or MPLC, based on the advice of counsel (which may be internal counsel), reasonably determines such access would violate any Contracts related to or governing such assets or properties or to which such properties are subject or bound, or (y) a Seller, SPPR, MPLI or MPLC reasonably determines it would jeopardize the health and safety of any of the employees or Representatives of such Person or its Affiliates. Purchaser shall maintain reasonable insurance coverage, with limits and insurers consistent with historical past practice, in connection with any access to the Purchased Assets and assets and properties of Sellers and the Acquired Entities.

(b) Notwithstanding anything in this Agreement to the contrary, any investigation of Environmental Matters by or on behalf of the Purchaser will be limited to visual inspections, limited compliance reviews, and site visits commonly included in the scope of “Phase I” level environmental inspections, and the Purchaser shall not, and shall cause its Representatives not to, perform or conduct any invasive sampling of any soil or groundwater at, in, on, under or about any of the Sites or the properties of SPPR, MPLI or MPLC without the prior written consent of the Sellers, which consent may be withheld, conditioned, or delayed in each Seller’s sole discretion. The Purchaser shall abide by all applicable safety rules, regulations and policies of Sellers provided in advance to Purchaser and Purchaser’s Representatives, including the execution and delivery of any documentation or paperwork, including liability releases, with respect to the Purchaser’s access to any of the Purchased Assets or the properties of SPPR, MPLI, or MPLC. The Sellers shall have the right to have a Representative present at all times during any such inspections, interviews and examinations.

(c) Except as otherwise expressly provided in this Agreement, the Purchaser shall not, and shall cause its Representatives not to, contact or communicate with any current or former employees, customers, potential customers, suppliers, distributors, contractors, lenders, agents or licensors of any of the Sellers, SPPR, MPLC, or MPLI, Representatives of any of the foregoing, any other Persons reasonably known by the Purchaser to have a business relationship with any of the Sellers, SPPR, MPLC, or MPLI, or any Governmental Authority or Representatives thereof, in each case in connection with the Transactions, whether in person or by telephone, mail, email or other means of communication, without the prior written consent of the Sellers.

(d) THE PURCHASER, ITS AFFILIATES, AND ITS AND THEIR RESPECTIVE REPRESENTATIVES, AS APPLICABLE, WAIVE AND RELEASE ALL CLAIMS, DAMAGES AND LOSSES AGAINST THE SELLER INDEMNIFIED PARTIES ARISING OUT OF OR RELATING TO THE ACTIVITIES OF THE PURCHASER, ITS AFFILIATES, AND ITS AND THEIR RESPECTIVE REPRESENTATIVES UNDER THIS SECTION 8.1, AND THE PURCHASER SHALL INDEMNIFY, DEFEND AND HOLD HARMLESS THE SELLER INDEMNIFIED PARTIES FROM AND AGAINST ALL CLAIMS AND LOSSES RESULTING FROM OR RELATING TO THE ACTIVITIES OF THE PURCHASER, ITS AFFILIATES, AND ITS AND THEIR RESPECTIVE REPRESENTATIVES UNDER THIS SECTION 8.1, EVEN IF SUCH CLAIMS OR LOSSES ARISE OUT OF OR RESULT FROM THE SOLE, ACTIVE, PASSIVE, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW BY ANY SELLER INDEMNIFIED PARTY, BUT EXCLUDING CLAIMS OR LOSSES TO THE EXTENT ARISING FROM THE GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF ANY SELLER INDEMNIFIED PARTY OR THE MERE DISCOVERY OF ANY PRE-EXISTING ENVIRONMENTAL LIABILITIES. The foregoing waiver, release and indemnification obligations shall survive the Closing or termination of this Agreement. Each Seller Indemnified Party is intended to be an express third-party beneficiary of this Section 8.1(d) and may specifically enforce its terms.

8.2 Confidentiality.

(a) From and after the date of this Agreement until the second (2nd) anniversary of the date of this Agreement, each Party shall, and shall cause each of its Representatives entitled by these terms to receive Confidential Information to, (i) keep Confidential Information strictly confidential and not sell, trade, publish, or otherwise disclose any Confidential Information or use any Confidential Information other than (A) for the purpose of consummating the Transactions, (B) as expressly contemplated or permitted by this Section 8.2 or otherwise by this Agreement, or (C) with the prior written consent of the other Parties, and (ii) protect all Confidential Information to the same extent such Party protects its own like confidential information (but in no case using less than commercially reasonable efforts). If a Party or its Representatives lose, make an unauthorized disclosure of, or wrongfully use any Confidential Information, such Party shall notify the other Parties promptly and use commercially reasonable efforts, and reasonably cooperate with the other Parties in their efforts, to retrieve the lost or wrongfully disclosed Confidential Information.

(b) The following shall not constitute Confidential Information:

(i) information that a Party can prove was in its or its Affiliates’ possession without any obligation of secrecy at the time of its disclosure to such Party or its Affiliate;

(ii) information that is already in the possession of the public or becomes available to the public, other than due to a breach by a Party of a confidentiality obligation to the other Party or to Affiliates;

(iii) information that is acquired independently by a Party from a Third Party that is not under any obligation of confidentiality to the other Party or its Affiliates in relation thereto; or

(iv) information that is developed by a Party or its Representatives independently of Confidential Information received from the other Parties.

(c) A Party may disclose Confidential Information only to those of its Representatives who (i) need to know such Confidential Information for the purpose of implementing the Transactions, (ii) are bound by confidentiality obligations and use restrictions no less restrictive than those set forth herein (or, in the case of financing sources, the Confidentiality Agreement) and (iii) are made aware of the confidentiality and use obligations set forth in this Section 8.2.

(d) Notwithstanding anything in this Section 8.2 to the contrary, a Party may disclose Confidential Information in order to (i) comply with Applicable Law, (ii) comply with any order of a court of competent jurisdiction or any order, decree, regulation, or rule of any Governmental Authority, (iii) comply with the requirements of any recognized stock exchange on which the securities of such Party or its Affiliates are listed, (iv) obtain any necessary consents or approvals of any Third Party or Governmental Authority to the Transactions, (v) comply with reasonable and appropriate requests by relevant Governmental Authorities (including any disclosure made pursuant to the IRS compliance assurance process), (vi) evaluate, negotiate and consummate any Financing with the Financing Sources (in each case, subject to confidentiality arrangement reasonably acceptable to Sellers), or (vii) with respect to the terms, conditions, and provisions of this Agreement and the Transaction Documents only, in accordance with Section 8.4; provided that, except in the case of clause (v), a copy of the relevant disclosure is furnished to the other Party or Parties for comments prior to publication or release, or, if not practicable, a copy of such disclosure is furnished contemporaneously with such publication or release; provided, further, that any Party making a disclosure pursuant to this Section 8.2(d) shall disclose only that portion of the Confidential Information that is legally required to be disclosed and shall use reasonable efforts to obtain confidential treatment of such disclosed information. Any disclosures under this Section 8.2(d) by a Party do not relieve such Party of its other confidentiality obligations and use restrictions under this Agreement.

(e) Each Party shall be responsible to the other Parties for the compliance of such Party’s respective Affiliates and Representatives or other Persons to whom such Confidential Information is disclosed by such Party with the confidentiality terms of this Agreement as though such Persons were a party to this Agreement.

(f) The Confidentiality Agreement shall terminate effective as of, and contingent upon, the Closing; provided, however, that Purchaser and Purchaser Affiliates’ obligations under the Confidentiality Agreement with respect to any information relating to any assets, businesses or operations of Sellers or their Affiliates other than the Purchased Assets and the Acquired Entities shall survive the Closing for a period of two (2) years following the Closing Date in accordance with the terms of the Confidentiality Agreement. This Section 8.2(f) shall not release any Party for any breaches of the Confidentiality Agreement that occurred prior to the date of this Agreement.

(g) From and after the date of this Agreement until the second (2nd) anniversary of the date of this Agreement, each Seller shall, shall cause its Affiliates to, and shall cause its and their respective Representatives to keep strictly confidential and not sell, trade, publish, or otherwise disclose to anyone in any manner whatsoever, any Confidential Information Exclusively Related to the Purchased Assets, the Acquired Entities, the assets and businesses of the Acquired Entities, the Purchased Interests and the Assumed Liabilities; provided that (i) the Sellers and their Affiliates may disclose and discuss such information as reasonably necessary within and among the Sellers and their Affiliates, (ii) the Sellers and their Affiliates may release such information in the Ordinary Business Operations consistent with past practices in connection with such Person’s processes whereby they release such information to the public for technical presentations and similar circumstances and (iii) nothing contained in this Section 8.2 shall be construed as prohibiting the Sellers and their Affiliates from disclosing such information under a confidentiality agreement entered into in the Ordinary Business Operations by the Sellers or their Affiliates.

(h) Following the Closing, each Party shall not, and shall cause their Representatives not to, use or disclose information about identifiable individuals, as defined in any Applicable Law relating to privacy, other than for the purpose of owning, operating or maintaining the Purchased Assets or the assets of SPPR, or for purposes other than those for which such information was collected by the other Party, except with the consent of the individuals to whom such information relates, or as otherwise permitted by Applicable Law. If the Sellers or the Purchaser terminate this Agreement in accordance with its terms, the Purchaser shall either (i) promptly deliver to the applicable Seller all information about identifiable individuals, as defined in any Applicable Law relating to privacy, in its possession or in the possession of any of their Representatives, including all copies, reproductions, summaries, or extracts thereof, or (ii) destroy all information referenced in the preceding clause (i) and deliver a certificate executed by one of their duly authorized officers indicating the requirements of this Section 8.2(h) have been satisfied in full. Notwithstanding anything to the contrary in this Agreement, the Purchaser may retain such information stored in standard archival or computer back-up systems or to the extent required by Applicable Law.

8.3 Non-Solicitation; Non-Competition.

(a) During the twelve (12)-month period immediately following the Closing, the Sellers shall not, and shall cause their Affiliates not to, directly or indirectly, solicit or induce to terminate his or her employment or engagement with the Purchaser or its Affiliates any Transferring Employees or any other employee or contractor of the Purchaser or its Affiliates with whom Sellers or their Affiliates had contact, or about whom Sellers or their Affiliates learned confidential information, during the period of negotiation of this Agreement (collectively, the “Restricted Persons”); provided that, (i) a general solicitation not directed at any Restricted Persons shall not be deemed a breach of this Section 8.3, and (ii) nothing herein shall prohibit Sellers or its Affiliates from soliciting, hiring or engaging any Restricted Person whose employment with the Purchaser or their Affiliates, as applicable, ended more than three (3) months prior to Sellers or its Affiliates taking such action.

(b) During the period commencing on the Closing Date and ending on the second (2nd) anniversary of the Closing Date (the “Restricted Period”), the Sellers shall not, individually or on behalf of any Person, company, enterprise, or entity, or as a sole proprietor, partner, equityholder, director, officer, principal, agent, employee or executive, or in any other capacity or relationship, and shall cause their Affiliates not to, directly or indirectly, (i) engage in any Competitive Activities, or (ii) invest in, have any ownership interest in or operate any Person that engages in any Competitive Activity; provided, however, that nothing in this Section 8.3 shall prevent the Sellers or any of their Affiliates from (A) being a passive owner of any Person, so long as no Seller nor any of its Affiliates has any active control of the business thereof, (B) acquiring and continuing to hold or own any Person or business that engages in any Competitive Activity if such Competitive Activity resulted in revenue from rack sales that account for less than twenty-five percent (25%) of such Person’s or business’s consolidated annual revenues during the most recently completed fiscal year prior to such acquisition being made or, if earlier, the entry into the definitive agreement providing for such acquisition, (C) selling Restricted Products or their components to a Person who posts a price at a Restricted Terminal, (D) providing transportation or logistics services or support to a Person who posts a price for Restricted Products at a Restricted Terminal, or (E) engaging in any activity set forth on Schedule 8.3(b).

(c) Sellers acknowledge and agree that the restrictions contained in this Section 8.3 are reasonable and necessary to protect the legitimate interests of the Purchaser and constitute a material inducement to the Purchaser to enter into this Agreement. The Parties agree that, if any court of competent jurisdiction finally determines that a specified time period, limitation or any other relevant feature of this Section 8.3 is unreasonable, arbitrary, against public policy or otherwise unenforceable under the circumstances, then any such provision shall, for purposes of such jurisdiction and circumstances only, be revised by such court to a lesser period of time, limitation or other relevant feature, as the case may be, which is determined by such court to be as close to the original provision as possible and enforceable against Sellers and their Affiliates under the circumstances, and such provision shall be enforced accordingly.

8.4 Public Announcements. Sellers and Purchaser agree to communicate with each other and cooperate with each other prior to any public announcement of the transactions contemplated by this Agreement and shall coordinate the timing of any such public announcement. Except as otherwise permitted in this Section 8.4, no Party nor its respective Affiliates shall issue any press release, announcement or other disclosure to the general investing public regarding the terms, conditions or provisions of this Agreement and/or the Transactions without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent the press release, announcement or disclosure is required to comply with Applicable Law or the requirements of any stock exchange; provided that, the Party intending to make such press release, announcement or other disclosure provides the other Party reasonable advance notice of such press release, announcement or other disclosure and the content thereof and considers in good faith the other Party’s comments thereto; and provided further that, such press release, announcement or other disclosure does not contain any Confidential Information other than the terms, conditions and other provisions of this Agreement and/or the Transaction Documents. Notwithstanding anything to the contrary in the foregoing, each Party or their Affiliates may make any press release, announcement or other disclosure regarding the terms, conditions and provisions of this Agreement and/or the Transaction Documents that is consistent with any prior press release, announcement, or other disclosures made in accordance with this Section 8.4, without prior notice to, consultation with, or consent of, the other Party.

8.5 Books and Records. The Parties hereby acknowledge that the Parties and their respective accountants and auditors shall, until the end of the calendar year following the calendar year in which the Closing Date occurs, require access to the Books and Records related to the Purchased Assets and the Acquired Entities or their respective assets for the period up to the Effective Time in order to enable them to prepare their management, Tax, and statutory accounts for the period up to the Effective Time. The Parties shall keep and properly archive such Books and Records, and, to the extent not prohibited by Applicable Law, shall provide the Parties and their Representatives, during normal business hours at a mutually agreeable time, with reasonable access to such Books and Records upon reasonable prior request, as may be reasonably required for this purpose. The foregoing obligations shall apply mutatis mutandis to the Sellers with respect to any books, records, and information retained by the Sellers or their Affiliates that relate to the Purchased Assets, the Purchased Interests, the Acquired Entities, or any of the Assumed Liabilities. Without limiting the foregoing, from and after the Closing, Purchaser shall, and shall cause its Affiliates to, preserve all books and records, documents, information and other evidence in its or their possession or control that are reasonably necessary to investigate, defend, prosecute, settle, compromise, discharge or otherwise address the Excluded Liability set forth in Item 1 of Schedule 2.4(b), in each case in accordance with the litigation hold and document preservation rules and practices applicable to pending or reasonably anticipated litigation. Purchaser shall, and shall cause its Affiliates to, provide Sellers and their Representatives with reasonable access, during normal business hours and upon reasonable prior notice, to such books and records, documents, information and other evidence and to employees of Purchaser or its Affiliates with relevant knowledge of such matter, in each case, as Sellers may reasonably request in connection with such Excluded Liability; provided that such access shall not unreasonably interfere with the business or operations of Purchaser or its Affiliates.

8.6 Excluded Trademarks; Company Names.

(a) The Purchaser acknowledges and agrees that, as between the Purchaser, on the one hand, and the Sellers and their Affiliates, on the other hand, all right, title, and interest in and to the Excluded Trademarks are, and, following the Closing will continue to be, owned exclusively by the Sellers and their Affiliates. Except as set forth in the Trademark License Agreement and except as otherwise provided in Section 8.6(b), (i) the Purchaser and its Affiliates shall not have any rights in or to any Excluded Trademarks immediately following the Closing, and (ii) the Purchaser and its Affiliates shall not use any Excluded Trademarks.

(b) Except as otherwise permitted under the Trademark License Agreement, as soon as reasonably practicable after the Closing, but in no event later than one hundred eighty (180) days after the Closing, the Purchaser shall (i) ensure that all the Excluded Trademarks are removed from the Purchased Assets, including the Sites and all property associated therewith, including the removal of Excluded Trademarks from all relevant product names, inventory, stationery, marketing documentation, all other external written communications, signage, buildings, plants, tanks, equipment, machinery, vehicles, products, and packaging, (ii) cease and discontinue all use of any email addresses, website URLs and social media accounts which include any Excluded Trademark, and (iii) make the requisite filings with, and provide the requisite notices to, the appropriate Governmental Authorities to accomplish the foregoing.

(c) Except as expressly permitted by the Trademark License Agreement or other Contracts entered into from time to time, from and after the Closing, the Purchaser shall not, and shall cause its Affiliates not to, directly or indirectly (i) hold itself out as having any affiliation, connection, or association with any Seller or its Affiliate, (ii) represent or imply that any products or services of the Purchaser or its Affiliates are sponsored, endorsed, approved, or authorized by the Sellers or their Affiliates (except as expressly permitted by the Trademark License Agreement), or (iii) use any Excluded Trademark or any mark confusingly similar thereto in any manner that would reasonably be expected to cause confusion as to the source, sponsorship, or affiliation of the Purchaser’s or its Affiliates’ products or services.

8.7 Antitrust Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement (including Section 8.7(d)), each of the Sellers and Purchaser shall cooperate with the other and use its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to: (A) cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date) and (B) consummate and make effective, in the most expeditious manner practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required filings under any Antitrust Law); (ii) obtain promptly (and in any event no later than the Outside Date) and maintain all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, Antitrust Regulatory Approvals and other confirmations from any Governmental Authority or Third Party necessary, proper or advisable to consummate the Transactions; and (iii) defend any proceedings challenging this Agreement or the consummation of the Transactions or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Transactions. Notwithstanding the foregoing, the obligations of the Parties with respect to this Agreement and consummation of the Transactions shall not extend beyond the Outside Date. Nothing in this Section 8.7(a) shall require the Sellers or any of their respective Affiliates to make any payments to any Third Party in connection with obtaining any consent, approval or waiver relating to fulfilling their obligations under this Section 8.7(a).

(b) Each Party (including its Affiliates) agrees to make, or cause to be made, an appropriate filing (if required) of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable and in any event within fifteen (15) Business Days after the date hereof. Each Party shall supply, or cause to be supplied, as promptly as reasonably practicable any additional information and documentary material that may be requested by any Governmental Authority that is related to the Transactions pursuant to any Antitrust Law. Each Party shall use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 8.7 reasonably necessary to cause the expiration or termination of any applicable waiting periods under any Antitrust Law as soon as practicable (and in any event no later than the Outside Date). If available, the Parties, upon mutual written agreement, may request early termination of the applicable waiting periods under any Antitrust Law. Neither Party will commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under any Antitrust Law, without the prior written consent of the other Party. The Purchaser shall pay for any filing fees due under any Antitrust Law with respect to all antitrust filings.

(c) Each of the Parties shall use (and shall cause its respective Affiliates to use) its reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority or any proceeding, investigation or inquiry in connection with or relating to the Transactions, including by providing the other Parties a reasonable opportunity to review and comment in advance (except with respect to the Party’s HSR Act filings); (ii) promptly inform the other Parties of (and supply to the other Parties) any communication received by such Party from, or given by such Party to, the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or any other Governmental Authority and any material communication received or given in connection with any Proceeding by a private Person, in each case regarding any of the Transactions; (iii) permit the other Parties to review and discuss in advance, and consider in good faith the incorporation of the other Parties’ views and comments in, any filing, presentation, submission, proposal or communication to be submitted to any Governmental Authority with respect to obtaining any clearances or waiting period expirations or terminations required under any Antitrust Law in connection with the Transactions; (iv) coordinate with the other Parties in preparing and exchanging such information and promptly provide the other Parties (and their counsel) with copies of all filings (except for HSR Act filings), presentations, submissions, proposals and other communications (and a summary of any oral presentations or communications) made by such Party with or to any Governmental Authority relating to this Agreement or the Transactions; and (v) consult with the other Parties prior to taking any material position with respect to the filings or in any submissions to or discussions or filings with any Governmental Authority. Subject to Section 8.2, the Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 8.7 in a manner so as to preserve the applicable privilege. Any Party may reasonably designate any competitively sensitive material provided to the other Parties under this Section 8.7 as “outside counsel only.” Notwithstanding anything to the contrary, materials provided pursuant to this Section 8.7 may be redacted (x) to remove references concerning the valuation of the business of the Acquired Entities, (y) as necessary to comply with contractual agreements, and (z) as necessary to address reasonable privilege, antitrust, or confidentiality concerns.

(d) Unless prohibited by Applicable Law or by the applicable Governmental Authority, each Party shall (i) to the extent reasonably practicable, not participate in or attend any meeting, or engage in any conversation, with any Governmental Authority in respect of the Transactions, without giving the other Parties the opportunity to attend and participate; (ii) give the other Parties reasonable prior notice of any such meeting or conversation to the extent reasonably practicable; and (iii) keep any non-participating Parties apprised with respect to such meeting if one such Party is prohibited by Applicable Law or by the applicable Governmental Authority from participating or attending any such meeting or engaging in any such conversation.

(e) Without limiting the generality of the Purchaser’s covenants otherwise set out in this Section 8.7, and notwithstanding anything to the contrary in this Agreement, the Purchaser shall take all actions reasonably necessary or advisable to obtain all Antitrust Regulatory Approvals and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority or any other Person so as to permit the Closing to occur as promptly as practicable and in any event prior to the Outside Date; provided, that nothing in this Section 8.7 or otherwise in this Agreement shall require Purchaser or any of its Subsidiaries to offer, propose, negotiate, commit to, take or effect any action that would constitute a Burdensome Condition.

(f) The Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any Person, business or any corporation, partnership, association or other business organization or division of any business or any corporation, partnership, association or other business organization, or otherwise acquire or agree to acquire any assets or equity interests of any Person, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority seeking or entering an order prohibiting the consummation of the Transactions; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the Transactions.

(g) Each Party shall use its reasonable efforts to: (i) take all action necessary to ensure that no state takeover statute or similar Applicable Law is or becomes applicable to any of the Transactions; and (ii) if any state takeover statute or similar Applicable Law becomes applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Applicable Law on the Transactions.

8.8 Financing; Cooperation.

(a) Financing.

(i) The Purchaser shall use reasonable best efforts to arrange the Financing on the terms and conditions described in the Financing Commitments (including, if necessary, the exercise of any “flex” provisions in any fee letter), including using reasonable best efforts to (A) negotiate, execute and deliver definitive documentation for and consummate the Financing contemplated by the Financing Commitments at or prior to the Closing, (B) satisfy on a timely basis or obtain the waiver of all conditions precedent in the Financing Commitments at or prior to the Closing, (C) maintain in full force and effect the Financing Commitments (provided that the Purchaser may replace or amend the Financing Commitments as set forth below), (D) in the event the conditions precedent in the Financing Commitments have been satisfied or waived, cause the Financing Sources to fund the Financing in an amount, in the aggregate with other available sources of funds for the Purchaser, sufficient to consummate the Transactions, and (E) enforce its rights under the Financing Commitments in the event of a breach by the Financing Sources of their obligations thereunder. In the event any portion of the Financing becomes unavailable on the terms and conditions described in the Financing Commitments (including any “flex” provisions in any fee letter) such that the Purchaser shall not have the amount necessary to consummate the Transactions (after taking into account funds otherwise available to the Purchaser), the Purchaser shall use reasonable best efforts to obtain, as promptly as practicable, alternative Financing from alternative sources in the aggregate in an amount sufficient to consummate the Transactions; provided, that any such alternative Financing shall not be reasonably expected to materially prevent, impede or delay the consummation of the Transactions; provided, further, that the Purchaser shall not be required to pay fees or interest materially in excess of those contemplated in the Financing Commitments (including any “flex” provisions). The Purchaser shall keep the Sellers informed on a reasonably current basis and in reasonable detail with respect to all material activity and developments concerning the status of the Purchaser’s efforts to arrange the Financing. In addition, the Purchaser shall promptly provide the Sellers with copies of all executed definitive agreements with respect to the Financing to be satisfied or otherwise give rise to an event of default or right of the Financing Sources to terminate the Financing Commitments. The Purchaser shall refrain from taking, directly or indirectly, any action that would result in a failure of any of the conditions contained in the Financing Commitments or in any definitive agreement related to the Financing. The Purchaser shall have the right from time to time to amend, supplement or otherwise modify, or waive any of its rights under, the Financing Commitments; provided, that any such amendment, supplement or other modification to or waiver of any provision of the Financing Commitments that amends the Financing shall not, and shall not be reasonably expected to, materially prevent, impede or delay the consummation of the Transactions or, directly or indirectly, impose new or additional conditions that are materially more onerous than those conditions contained in the Financing Commitments; provided, further, that, notwithstanding the foregoing, the Purchaser may amend, replace or supplement the Financing Commitments to add bona fide lenders, lead arrangers, bookrunners, syndication agents or other similar entities, and may replace the Financing Commitments, in whole or in part, with alternative Financing, in each case that complies with this Section 8.8 and that contains conditions to closing of such Financing Commitments no less favorable to the Sellers in respect of certainty of Closing.

(ii) Without limiting the generality of the foregoing, Purchaser shall notify the Sellers promptly after the Purchaser becomes aware thereof, (A) of any termination or expiration of the Financing Commitments or any definitive agreement related to the Financing, (B) of any actual breach or default (however denominated) by any Financing Source or party to any Financing Commitments or definitive agreements related to the Financing, (C) of the receipt by the Purchaser of any written notice or other communication (other than negotiations of the definitive agreements with respect to the Financing) from any Financing Source with respect to any breach, default, termination or repudiation by any party to any Financing Commitment or any definitive agreement related to the Financing or that would otherwise reasonably be expected to adversely impact the ability of Purchaser to obtain the Financing in an amount sufficient to consummate the Transactions, or (D) if any event or default occurs that would reasonably be expected to adversely impact the ability of Purchaser to obtain the Financing in an amount sufficient to consummate the Transactions. For purposes of this Agreement, references to “Financing” shall include any alternative financing required to be obtained in the circumstances provided in this Section 8.8 (subject to the terms and conditions herein, including the absence of new or additional conditions or adverse expansion thereof of the conditions precedent to the original Financing), and references to “Financing Commitments” shall include such documents as related to such alternative Financing.

(iii) Neither the Purchaser nor any of its Affiliates shall take any action that would reasonably be expected to have a material adverse effect on the ability of the Purchaser to timely consummate the transactions contemplated under this Agreement and the other Transaction Documents and to perform their obligations hereunder and thereunder.

(iv) In connection with any Financing, (A) no Seller shall be required to become subject to any obligations with respect to such agreements or documents, and (B) nothing shall obligate any Seller to provide a solvency certificate or any similar certificate or to provide any information that would violate any applicable obligations of confidentiality or result in a violation of Applicable Law or loss of any attorney-client communication, attorney work product privilege or any other legal privilege. The Purchaser acknowledges and agrees that no Seller nor any of its respective Affiliates or Representatives shall have any responsibility for, or incur any obligation to any Person under or in connection with, the arrangement of any Financing that the Purchaser may raise in connection with the Transactions. The Purchaser shall indemnify, defend, save and hold harmless the Seller Indemnified Parties from and against all claims and Losses to the extent caused by, arising from or incurred in connection with or related to any Financing or Financing Commitments, except to the extent such Losses result from the Fraud, gross negligence or willful misconduct of the Seller Indemnified Parties (as finally determined by a court of competent jurisdiction). WITHOUT LIMITATION, THE FOREGOING INDEMNITY APPLIES TO LOSSES CAUSED BY THE NEGLIGENCE OF ANY SELLER INDEMNIFIED PARTY. The foregoing indemnity shall survive the Closing or termination of this Agreement.

(b) Financing Cooperation.

(i) In connection with the Financing, prior to the Closing, at the Purchaser’s sole cost and expense, the Sellers shall use reasonable best efforts to provide (and shall use reasonable best efforts to cause its Representatives to provide) to the Purchaser (at the Purchaser’s sole expense) such customary and timely cooperation for sellers in transactions of this type as may be reasonably requested by the Purchaser to assist in arranging and obtaining the Financing (all as consistent with the conditions precedent to the Financing Commitments), including:

(A) (x) making available to the Purchaser, their Representatives and the Financing Sources and their respective agents and advisors, customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and other financing sources (without limiting the confidentiality restrictions noted below) and containing customary representations regarding the accuracy of the information provided by, or with respect to, the Sellers and (y) reasonably cooperating with and providing reasonable assistance to Purchaser in connection with Purchaser’s preparation of customary materials for rating agency presentations, road show presentations, bank information memoranda and offering prospectuses or memoranda, private placement memoranda, syndication memoranda, lender presentations and other customary offering and marketing materials reasonably required in connection with the Financing or any high-yield debt securities being issued as part of or in lieu of all or a portion of the Financing, including furnishing records, data or other information kept and produced by Sellers in accordance with Ordinary Business Operations in respect of the Purchased Assets and the Purchased Interests and reasonably necessary to support any statistical information relating to the Purchased Assets and the Purchased Interests customarily appearing in such materials;

(B) (x) using reasonable best efforts to ensure that Required Financial Information remains Compliant and (y) solely using financial information and data derived from the Sellers’ historical books and records and maintained in their Ordinary Business Operations, using reasonable best efforts to provide the information related to the Purchased Assets and Purchased Interests that are reasonably required by Purchaser in the preparation of its pro forma financial information and pro forma financial statements and other pro forma financial data to be included in any offering prospectuses or memoranda, including as required to comply with the rules and regulations of the SEC, including the requirements of Regulation S-X and customary “flash” financial information with respect to the performance of the Purchase Assets and the Acquired Entities for a completed fiscal period for which financial statements are not yet available of a type included in offering documents to Rule “144A-for-life” debt financings to the extent that such information is reasonably available;

(C) cooperating and providing information reasonably required by or for the benefit of the Financing Sources in the context of due diligence and verification, in compliance with applicable requirements or customary practice;

(D) as soon as reasonably practicable (but no later than ten (10) Business Days) following request providing the Purchaser and any of the Financing Sources with all documentation and other information required under applicable anti-money laundering laws, rules and regulations and know-your-client processes, including without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and with respect to beneficial ownership, in each case, to the extent reasonably available to the Sellers;

(E) upon the reasonable request of Purchaser, providing information and reasonable assistance to Purchaser, at Purchaser’s sole cost and expense, to facilitate the giving of guarantees and the pledging by Purchaser of collateral in respect of the Purchased Assets and the Purchased Interests in connection with, and effective and operative only after or concurrently with, the occurrence of the Closing;

(F) cooperating with Purchaser to obtain from the Sellers’ registered public accounting firm that has audited the Financial Statements, customary comfort letters and consents required in connection with any Financing with respect to the Financial Statements and the other Required Financial Information, if applicable, that is included in any offering document for which such comfort is customarily required, including customary confirmations (in customary form and scope and delivered at such customary times) of such accountants that they are prepared to issue any such comfort letter or consent subject to the completion of its customary procedures relating thereto and request that such accountants attend accounting due diligence sessions and drafting sessions.

provided, that (A) with respect to the provision of any historical financial information, if any, such assistance shall be limited solely with respect to information and data derived from the Sellers’ historical books and records and be in a form and format that is reasonably available to management of the Sellers in Ordinary Business Operations, (B) with respect to attending meetings, presentations, road shows, diligence sessions or drafting sessions, only one such meeting, presentation, road show, due diligence session or drafting session shall be in person and all shall be at such times and in such formats as mutually agreed and (C) with respect to assistance pertaining to pro forma financial information, neither the Sellers nor their Representatives shall be required to provide any such assistance with respect to financial information or statements relating to (1) the determination of the proposed aggregate amount of the Financing, the interest rates thereunder or the fees and expenses relating thereto or (2) the determination of any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Financing; provided, further, that, (x) such assistance shall be limited solely with respect to information and data derived from the Sellers’ historical books and records reasonably available to the Sellers and (y) neither the Sellers nor their Representatives shall be required to certify or attest to any such pro forma financial statements or other forecasted information.

(ii) Nothing in this Section 8.8 will require any of the Sellers to (A) pay any fee or incur any other liability or obligation in connection with the Financing that is not indemnified or reimbursed by Purchaser; (B) waive or amend any terms of this Agreement or agree to pay or reimburse any expenses for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of the Purchaser; (C) approve, execute or deliver any definitive agreement; (D) give any indemnities in connection with the Financing; (E) take any action that, except for the delivery of information requested by the Purchaser for purposes of the Financing, would unreasonably interfere with the conduct of the business or operations of such Seller and its Affiliates or create an unreasonable risk of damage or destruction to any property or assets of any of the Sellers or any of its or their Affiliates; (F) adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained; (G) provide any assistance or cooperation that would (1) cause any representation or warranty in this Agreement to be breached, or (2) cause any conditions to Closing set forth in Article 9 to fail to be satisfied by the Outside Date or otherwise result in a breach of this Agreement that would provide Purchaser with the right to terminate this Agreement; (H) provide any financial information (or other information) that (1) is not produced in accordance with Ordinary Business Operations (other than with respect to information required to produce the necessary pro forma financial statements) or (2) is not required to be provided pursuant to the terms of the Financing or other documentation governing the indebtedness of such Seller; (I) take any action other than at the Purchaser’s request and with reasonable prior notice; (J) take any action that would conflict with, violate or result in a breach of or default under its organizational documents or any material contract or law to which it or its property is bound (provided that such material contract is not entered into solely for the purpose of circumventing the cooperation contemplated herein);

(K) provide access to or disclose information that any Seller determines in good faith would jeopardize any attorney client privilege (or similar privilege) of, or conflict with any confidentiality requirements applicable to, such Seller or any of its Affiliates (provided that Sellers shall notify the Purchaser if any documentation and information is being so withheld and provide a general description of such withheld documentation or information); (L) deliver or cause the delivery of any legal opinions; or (M) seek or otherwise facilitate or cause any of its Affiliates to seek or otherwise facilitate the consent or authorization of any Governmental Authority with respect to the Financing. In addition, any bank information memoranda and offering prospectuses or memoranda required in relation to the Financing will contain disclosure reflecting the Purchaser or one or more Affiliates of the Purchaser as the obligor. Nothing in this Section 8.8 will require any Representative of any Seller or any of its Affiliates to deliver any document, or take any action, that would reasonably be expected to result in any actual or potential personal liability to such Representative.

(iii) The Purchaser shall promptly, upon request by any Seller, reimburse any Seller for all reasonable and documented out-of-pocket costs and expenses incurred by such Seller or any of its Affiliates (including reasonable and documented out-of-pocket attorneys’ fees and accountants’ fees) in connection with its cooperation contemplated by this Section 8.8. The Purchaser shall indemnify and hold harmless each Seller and its Affiliates and their respective directors, officers, and employees from and against any and all losses suffered or incurred by them in connection with the arrangement and completion of any Financing or related or alternative transactions by the Purchaser in connection with financing the Transactions, except to the extent such losses result from the Fraud, gross negligence or willful misconduct of any Seller or its Affiliates (as finally determined by a court of competent jurisdiction). This Section 8.8(b)(iii) shall survive the consummation of the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced by, the officers and directors of each Seller and their Affiliates and Representatives who are each third party beneficiaries of this Section 8.8(b)(iii).

(iv) Notwithstanding anything to the contrary in this Agreement, the condition set forth in Section 9.3, as it applies to Sellers’ obligations under this Section 8.8(b), will be deemed satisfied unless the Sellers have committed a material breach of their obligations under this Section 8.8(b), with the knowledge or intention that such breach would reasonably be expected to be, and such breach is, the primary cause of the Financing not being obtained on or prior to the Closing.

8.9 Permits; Corrective Action Orders; Consents.

(a) The Purchaser acknowledges that all or a part of the Purchased Assets are, and operation of the Sites is being conducted, subject to the provisions of the Corrective Action Orders set forth on Schedule 8.9(a). Prior to the Closing, Sellers and Purchaser shall use commercially reasonable efforts to obtain the modification and transfer of any Corrective Action Orders. Subject to the terms and conditions set forth in this Agreement: (i) to the extent related to the business of SPPR and Purchased Assets, the Purchaser agrees to assume the obligations of the Corrective Action Orders and to seek to transfer the applicable provision of the Corrective Action Orders to itself and (ii) the Parties agree that prior to the Closing Date and thereafter, as necessary, the Parties shall cooperate and work in good faith to secure all requisite and necessary modifications to and the transfer of the Corrective Action Orders from the Sellers to the Purchaser to the extent related to the business of SPPR or the Purchased Assets and to cooperate and work in good faith in assisting the Sellers and its Affiliates to be fully released from any Liabilities arising from the Purchaser’s failure to comply with the terms and conditions. The Sellers agree to comply with Corrective Action Orders prior to the Closing Date. The Purchaser agrees to and shall, from and after the Closing Date, be responsible for and perform, all Liabilities under the Corrective Action Orders to the extent related to the business of SPPR or the Purchased Assets, in each case, to the extent such Liabilities do not constitute Excluded Environmental Liabilities. The Purchaser agrees to use commercially reasonable efforts to cause the provisions of this Section 8.9 to be binding upon (x) any successors or assigns of the Purchaser and (y) any transferee of all or any portion of the Sites. To the extent the transfer of any Corrective Action Orders shall require the consent of any other Person, this Agreement shall not constitute a contract to transfer the same, if an attempted transfer would constitute a material breach thereof or give rise to any right of acceleration or termination thereunder, until such time as the consent is acquired. The Sellers shall, if necessary, notify any Governmental Authority of the transfers of ownership of the Purchased Assets and the Purchased Interests on or after the Closing or as otherwise required by Corrective Action Orders.

(b) Prior to the Closing, Sellers and the Purchaser shall use commercially reasonable efforts to obtain any necessary consents for the transfer of all Assigned Permits. If consent for the transfer of an Assigned Permit (other than the NDDEQ Waste Permit) is not obtained prior to Closing, for a period of up to twelve (12) months after the Closing, (i) the applicable Assigned Permit will be deemed not to have been transferred to the Purchaser as of the Effective Time and the Sellers and the Purchaser shall continue to use commercially reasonable efforts to obtain such consent such that such Assigned Permit can be transferred to the Purchaser upon receipt of such consent, (ii) the Purchaser and the Sellers shall reasonably cooperate in connection with the foregoing, including by participating in discussions and negotiations with all persons or entities with the authority to grant or withhold such consent; provided, however, that such assistance will not be deemed to require any payment of money on the part of any Seller, (iii) to the extent permitted by Applicable Law, the applicable Governmental Authority and the terms of such Assigned Permit, Sellers shall use commercially reasonable efforts to allow Purchaser to operate under such Assigned Permit until the earliest of (x) the transfer of such Assigned Permit to Purchaser, (y) Purchaser obtaining a replacement Permit, and (z) the date that is twelve (12) months after the Closing, (iv) there shall be no reduction in the Purchase Price on account of the failure to deliver such Assigned Permit at the Closing; (v) the Purchaser shall have no claim against the Sellers for, and shall release, defend, indemnify and hold harmless the Seller Indemnified Parties from and against, any and all Losses arising out of, attributable to, based upon or related to, the failure to transfer such Assigned Permit and the use of such Assigned Permit by Purchaser during such period, and (vi) the Purchaser shall be responsible for all Liabilities related to such Assigned Permit with respect to such twelve (12) month period and thereafter. Without limiting the foregoing, if consent to transfer any

Assigned Permit is not obtained prior to Closing, Purchaser shall, at its sole cost and expense, use commercially reasonable efforts to obtain a replacement Permit as expeditiously as reasonably practicable following the Closing, and Sellers shall have no obligation to maintain, renew or support Purchaser’s use of such Assigned Permit beyond the twelve (12)-month period following the Closing.

(c) Except for the Assigned Permits and matters covered by the Corrective Action Orders, prior to the Closing, the Sellers shall send to each holder of a right to consent to assignment or partial assignment, as applicable, which relates to any of the Purchased Assets (including any Easements and any Assumed Contracts) or any Purchased Interests, in each case (including any right to consent that is set forth on Schedule 5.3 and, with respect to any right to consent that is not set forth on Schedule 5.3, but is discovered by any Party after the date hereof and before the Closing Date to be required by the terms of such Purchased Asset or Purchased Interest (any such consent, a “Consent”)), a notice seeking the consent of such holder with respect to the Transactions, and the Sellers shall use commercially reasonable efforts to obtain such Consents. In no event shall the Sellers be required to incur any Liability or pay any money in order to obtain any such Consents. The Purchaser shall reasonably cooperate with the Sellers in seeking to obtain such consents.

(d) If the Sellers fail to obtain any Consent set forth on Schedule 8.9(d) prior to the Closing, for a period of up to twelve (12) months after the Closing, (i) the applicable Purchased Asset and related Assumed Liabilities will be deemed not to have been transferred to the Purchaser as of the Effective Time and the Sellers and the Purchaser shall continue to use commercially reasonable efforts to obtain such Consent such that such Purchased Asset and related Assumed Liabilities can be transferred to the Purchaser upon receipt of such Consent, (ii) the Purchaser and the Sellers shall reasonably cooperate in connection with the foregoing, including by participating in discussions and negotiations with all persons or entities with the authority to grant or withhold such consent; provided, however, that such assistance will not be deemed to require any payment of money on the part of any Seller, (iii) such Purchased Asset shall, to the extent permitted by applicable Law and the terms of the applicable Contract, be held by the applicable Seller for the benefit of the Purchaser and such Seller shall enter into any reasonable arrangement designed to provide Purchaser the benefits intended to be assigned to Purchaser with respect to such Purchased Asset, (iv) there shall be no reduction in the Purchase Price on account of the failure to deliver such Consent at the Closing, (v) the applicable Sellers shall use their commercially reasonable efforts to take all such other reasonable actions and do, or cause to be done, all such other reasonable things at the reasonable request of the Purchaser as shall reasonably be necessary and proper in order that the value of such Purchased Asset shall be preserved and shall inure to the benefit of the Purchaser, (vi) to the extent permitted by applicable Law and the terms of the applicable Contract, the Purchaser shall have the sole right to operate, manage, and otherwise make all decisions with respect to, such Purchased Asset, (vii) the Purchaser shall have no claim against the Sellers for, and shall release, defend, indemnify and hold harmless the Seller Indemnified Parties from and against, any and all Losses arising out of, attributable to, based upon or related to, the failure to obtain such Consents and the use of such Purchased Asset by Purchaser with respect to such twelve (12) month period, and (viii) the Purchaser shall be responsible for all Liabilities related to such Purchased Asset with respect to such twelve (12) month period. With respect to any Purchased Asset for which a Consent for the assignment to the Purchaser is obtained following the Closing, the applicable Seller shall transfer such Purchased Asset to the Purchaser by execution and delivery of an instrument of conveyance in the form of the Assignment and Bill of Sale, the applicable Deed, the applicable Easement Assignment, or the applicable Lease Assignment, as applicable, and the Purchaser shall assume all Liabilities relating to such Purchased Asset as if the transfer occurred as of the Closing Date.

(e) If the Sellers fail to obtain a Consent set forth on Schedule 8.9(e) prior to the Closing, then (i) such Purchased Asset(s) subject to such Consent shall be acquired by the Purchaser at the Closing as part of the Purchased Assets, and the Sellers shall use commercially reasonable efforts to cooperate with the Purchaser after Closing for a period of up to six (6) months to obtain such Consent; and (ii) the Purchaser shall be solely responsible (and shall have no claim against the Sellers) from and after the Closing for any and all Losses or obligations arising out of, attributable to, based upon or related to the failure to obtain such Consent.

(f) Sellers shall provide true and complete copies of all material documents that, to Sellers’ Knowledge, are in Sellers’ possession relating to each Corrective Action Order.

8.10 Benzene Waste Operations NESHAP and Risk Management Program Matters. Promptly following the execution of this Agreement, and prior to any public announcement that may be negotiated between the Parties, Sellers shall notify the U.S. Department of Justice, U.S. EPA, MPCA, and NDDEQ that the Parties have entered into this Agreement and intend to consummate the Transactions in accordance with the terms hereof, including the sale and purchase of the Purchased Interests and Purchased Assets and the assignment and assumption of the Assumed Liabilities. The Parties will use commercially reasonable efforts to meet promptly and jointly with the U.S. Department of Justice, U.S. EPA, MPCA, and NDDEQ to discuss the Benzene Waste Operations NESHAP Matter and the Risk Management Program Matter. Prior to the Closing and subject to Section 7.1(b)(xvii), Sellers shall lead and maintain control of any and all discussions with the U.S. Department of Justice, U.S. EPA, MPCA, and NDDEQ and retain sole decision-making authority relating to the Benzene Waste Operations NESHAP Matter and the Risk Management Program Matter, including the authority to fully resolve and settle either matter with the U.S. Department of Justice, U.S. EPA, MPCA, and NDDEQ. Following the Closing, Purchaser shall assume the lead role and maintain control over all discussions with the U.S. Department of Justice, U.S. EPA, MPCA, and NDDEQ related to the Benzene Waste Operations NESHAP Matter and the Risk Management Program Matter, other than discussions relating to the Excluded Environmental Liabilities, and Sellers shall continue to lead and maintain control over all discussions relating to the Excluded Environmental Liabilities, including final decision-making authority to settle any civil penalties or other Liabilities that constitute Excluded Environmental Liabilities; provided that Purchaser shall not settle or otherwise agree to any terms relating to the Excluded Environmental Liabilities without Sellers’ prior written consent. The Parties shall reasonably cooperate and keep each other reasonably informed with respect to any discussions with the U.S. Department of Justice, U.S. EPA, MPCA, and NDDEQ relating to the Benzene Waste Operations NESHAP Matter or the Risk Management Program Matter.

8.11 Wrong Pockets. From and after the Closing and for a one (1)-year period thereafter, if any Party or any of its Affiliates receives any payment, revenue, refund, rebate, credit, reimbursement, recovery or other amount that, pursuant to this Agreement, has been expressly allocated to another Party or its Affiliates, then the receiving Party shall use commercially reasonable efforts to promptly remit, or cause to be remitted, such amount to the Party entitled thereto, net of any reasonable out-of-pocket costs and expenses incurred by the receiving Party or its Affiliates in connection with the receipt, holding or remittance of such amount and any Taxes imposed thereon. If any such amount is not remitted within five (5) Business Days after the receiving Party has knowledge that such amount belongs to another Party or any of its Affiliates, such amount shall bear interest at the prime rate of interest as published in The Wall Street Journal (or any successor publication thereto) from time to time, calculated from the date on which such amount was received by the applicable Party or its Affiliates through and including the date of payment to the other Party or its Affiliates. Payment shall be made by wire transfer of immediately available funds in U.S. Dollars to such bank account as the Party entitled to such payment may designate in writing. If, following the Closing, any Party or any of its Affiliates holds any Purchased Asset (or any asset that would have constituted a Purchased Asset if owned by a Seller) or Assumed Liability (or any Liability that would have constituted an Assumed Liability if held by a Seller) or any Excluded Asset or Excluded Liability that, pursuant to this Agreement, has been allocated to another Party or its Affiliates, the holding Party shall promptly notify the other Party and the Parties shall cooperate to transfer (or, with respect to Intellectual Property, license) such asset to the applicable Party as soon as reasonably practicable, without further consideration. No Party shall have any obligation to pursue, collect, or recover any amount or asset on behalf of any other Party except as expressly provided in this Agreement. Nothing in this Section 8.11 shall limit or modify the Parties’ respective rights and obligations with respect to the Purchased Assets, the Purchased Interests, the Excluded Assets, or the Excluded Liabilities. Without limiting the generality of Section 8.4, each Party shall provide the other Party and its Representatives with reasonable access during normal business hours, upon reasonable prior notice, to such Books and Records, Contracts and other documents in its possession or control as may be reasonably necessary to identify and effectuate the payment or transfer of any amounts or assets actually received or held, or reasonably believed to have been received or held, under this Section 8.11; provided that no Party shall be required to provide access to any information to the extent such access would reasonably be expected to waive attorney-client privilege or other legal privilege, violate Applicable Law or breach any confidentiality obligation owed to a third party.

8.12 Amendment of Schedules. After the date hereof, but not less than five (5) Business Days prior to the Closing, Sellers may supplement or update Schedule 2.1(a)(xii), Schedule 2.1(a)(xv), Schedule 2.1(a)(xix), Schedule 2.2(l) and Schedule 2.2(p) from time to time with respect to any asset or Liability first discovered by Sellers after the date hereof or first arising after the date hereof and each such supplement or update shall be deemed to amend and supplement the applicable Schedule for all purposes of this Agreement. No such supplement or update shall constitute or give rise to a breach of any representation, warranty, covenant or agreement under this Agreement or the failure of any condition to Closing.

8.13 Replacement Bonds. The Purchaser acknowledges that none of the Financial Assurances posted by any Seller or any of its Affiliates with a Governmental Authority, co-owner, or a Third Party that relate to the Purchased Assets or the assets of any Acquired Entity (collectively, “Seller Support Obligations”), including as set forth on Schedule 5.17, will be transferred to the Purchaser. At or prior to the Closing, the Purchaser, at the Purchaser’s sole cost and expense, shall use commercially reasonable efforts to deliver to the Sellers evidence of the posting of replacements for all such Seller Support Obligations to the extent such replacements are necessary to permit the cancellation of the Seller Support Obligations posted by any Seller or its Affiliates and the Sellers shall reasonably cooperate with the Purchaser’s efforts in this respect; provided that, for any individual and material Seller Support Obligations that have not, notwithstanding the Purchaser’s efforts, been released by the Closing Date, the Sellers shall continue to maintain or cause the Person providing such Seller Support Obligation to continue to maintain such Seller Support Obligation until the earlier of (a) the provision by the Purchaser of replacements that permit the cancellation of such Seller Support Obligation and (b) one hundred twenty (120) days after the Closing Date. Notwithstanding the foregoing, the Purchaser shall defend, indemnify, and hold harmless Seller Indemnified Parties from and against any and all Losses arising out of, attributable to, based upon, or related to any Seller Support Obligations that remain outstanding after the Effective Time.

8.14 Benzene and Sulfur Reporting, RINs Compliance and SRE.

(a) Any sulfur credits or benzene credits generated pursuant to 40 C.F.R. Parts 80 or 1090 in respect of the Purchased Assets for the calendar year ending December 31, 2025 or earlier shall constitute Excluded Assets and any reporting and compliance obligations pursuant to Applicable Law associated with sulfur and benzene credits for the calendar year 2025 shall be completed by the Sellers. Sellers shall also complete any reporting and compliance obligations pursuant to Applicable Law associated with sulfur and benzene credits for calendar year 2026 if the Closing does not occur in 2026, and any benzene and sulfur credits generated by the Sellers for calendar year 2026 shall constitute Excluded Assets. Following the Closing, the Purchaser shall (i) assume responsibility for compliance obligations, monitoring, and reporting associated with U.S. EPA fuels regulations, including without limitation sulfur and benzene credits in respect of the Purchased Assets, (ii) notify each applicable Governmental Authority of the change in ownership of the Purchased Assets and provide such appropriate documentation as required by Applicable Law to establish such ownership transfer and (iii) be responsible for obtaining any required approvals of any Governmental Authority related to the production of fuel under 40 C.F.R. Parts 79, 80 and 1090, including sulfur and benzene credits and shall take any and all steps necessary to gain such approvals. The Sellers shall reasonably cooperate in any effort by the Purchaser in connection with such notifications and approvals. Subject to the foregoing, each Party shall be responsible for reporting for their respective pro rata portion of the entire calendar year in which Closing occurs. The Parties shall cooperate and work in good faith to ensure the Sellers receive, in a timely manner, all information in the Purchaser’s possession required for the Sellers’ reporting.

(b) [Intentionally Omitted.]

(c) The Sellers and the Purchaser acknowledge that neither SPPR nor any of the Purchased Assets generate RINs for purposes of RFS compliance. The Purchaser shall be responsible for the RFS compliance and reporting obligations incurred in respect of the Purchased Assets starting at Closing and including the Closing Date. The MPC Sellers shall be responsible for RFS compliance and reporting obligations incurred pre-Closing and associated with pre-Closing compliance years, including those that have post-Closing compliance deadlines (i.e., the 2025 compliance year with a current compliance deadline of September 1, 2026 or the 2026 compliance year with a compliance deadline of March 31,

2027). The Parties shall cooperate and work in good faith to ensure the MPC Sellers receive, in a timely manner, all information in the Purchaser’s possession required for the MPC Sellers’ reporting. Subject to Applicable Law and any orders or direction from applicable Governmental Authorities, in the event that the MPC Sellers, on the one hand, and the Purchaser, on the other hand, cannot each report and comply with their RFS compliance obligations completely independently for their respective portions of the year in which the Closing occurs, the MPC Sellers shall provide the Purchaser with (i) as soon as practicable, a final statement of RFS compliance obligations for the compliance year in which the Closing occurs incurred in respect of the Purchased Assets prior to the Closing, and (ii) prior to the applicable RFS compliance deadline for the compliance year in which the Closing occurs and at no cost to Purchaser, all RINs required to meet the applicable RFS compliance and reporting obligations in respect of the Purchased Assets for the period of the MPC Sellers’ ownership in respect of such compliance year. If the Closing occurs in calendar year 2027, the foregoing obligations shall apply to the 2027 compliance year. Within a reasonable time period following Closing, the Purchaser shall apply for a small refinery exemption under the RFS for the compliance year in which Closing occurs for the Mandan Refinery, and in the event that the Purchaser receives such exemption, then the Purchaser shall transfer a pro rata number of valid RINs to the MPC Sellers reflecting the percentage of the compliance year for which the MPC Sellers owned the exempted Refinery. If any such exemption is subsequently overturned or invalidated or the renewable volume obligation is changed post-Closing, the MPC Sellers shall be responsible post-Closing for the RFS compliance and reporting obligations and other Liabilities under the RFS incurred in respect of the pre-Closing operation of the Mandan Refinery as a result of the invalidation of such exemption or change in renewable volume obligation, and the Purchasers shall only be responsible for the RFS compliance and reporting obligations and other Liabilities under the RFS incurred with respect to the post-Closing operation of the Mandan Refinery inclusive of the Closing Date. For the avoidance of doubt, no MPLX Seller shall have any obligation or liability under this Section 8.14(c).

8.15 One Call; Utilities.

(a) Promptly after Closing, but in no event later than thirty (30) days thereafter, the Purchaser will contact every appropriate one-call agency in the vicinity of any of the Purchased Assets and the assets of SPPR and have the contact information for one-calls changed from the applicable Seller’s name to the Purchaser’s (or its designee’s) name. The Purchaser shall also provide revised maps to the one-call agencies where appropriate or required. The Purchaser shall promptly notify the Sellers that all such notices and revised maps have been provided.

(b) Sellers shall not, and shall not permit their respective Affiliates to, discontinue any utility services (including electricity, heat, sewer, water, and services for ongoing telephone and internet service) with respect to any of the Purchased Assets or the assets of any Acquired Entity until either (a) the Purchaser has transferred all such services to its own accounts or (b) following ninety (90) days after the Closing Date. The Purchaser shall be responsible for, and shall promptly reimburse the Sellers for, all utility charges incurred under any such utility account or service in respect of the period from and after the Effective Time during which the Sellers maintain such account or service.

8.16 R&W Insurance Policy. On or prior to the Closing Date, the Purchaser may obtain and bind buyer-side representations and warranties insurance with respect to the representations and warranties contained in this Agreement (collectively, such primary and excess insurance policies, the “R&W Insurance Policy”). If the Purchaser intends to obtain the R&W Insurance Policy then, upon Sellers’ written request, the Purchaser will provide a copy(ies) of the binder agreement(s) for the R&W Insurance Policy for the Sellers’ review and comments. All premiums, underwriting fees, brokers’ commissions and other fees, costs and expenses related to and required to be paid in connection with such R&W Insurance Policy shall be borne one hundred percent (100%) by the Purchaser (or its Affiliates). The Purchaser acknowledges and agrees that any such R&W Insurance Policy will expressly state that: (a) the insurer(s) thereunder will not receive, irrevocably and unconditionally waives, and agrees not to, and will not, exercise, directly or indirectly, any and all rights and claims of subrogation, contribution, indemnification, recourse or any other rights and claims of recovery in connection with this Agreement or the R&W Insurance Policy against any of the Sellers, any Affiliate of any Seller and, as to each of the foregoing, their respective former or current direct and indirect Affiliates, officers, directors, employees, partners, members, managers, agents, successors or permitted assigns (the “Seller Protected Parties”), except that the R&W Insurance Policy shall only permit subrogation against a Seller Protected Party in the event (and to the extent) of any payment of any Losses under the R&W Insurance Policy for such Seller Protected Party’s Fraud (as defined under this Agreement), and then only against such Seller Protected Party that committed such Fraud, with the insurer(s) thereunder having the burden of proving such Seller Protected Party’s Fraud and the actions, intentions or Fraud of any persons shall not be imputed to any other person; (b) notwithstanding the fact that the Persons identified in the preceding clause (a) are not insureds or signatories to the R&W Insurance Policy, such Persons will be identified as express intended third-party beneficiaries of such R&W Insurance Policy provisions and will be entitled to the benefits of and to enforce the waivers and agreements contained therein directly against the insurer(s) thereunder; and (c) the parties to the R&W Insurance Policy will not permit any amendment, modification, variation or waiver (and the Purchaser shall not, and shall cause its Affiliates not to, amend, modify, vary or waive the foregoing subrogation waiver provision of the R&W Insurance Policy) in any manner that is inconsistent with the preceding clause (a) and clause (b) without the written approval of MPC. The Parties acknowledge and agree that the failure by the Purchaser to obtain or maintain the R&W Insurance Policy shall not in any manner increase any liability of any of the Sellers or their Affiliates, including if (x) the R&W Insurance Policy is disputed, invalidated or deemed ineffective, in whole or in part, (y) the coverage provided under the R&W Insurance Policy is denied, disputed, exhausted or otherwise made unavailable to the Purchaser or any of its Affiliates or any other insured thereunder, in whole or in part, or (z) there is otherwise an absence of coverage under the R&W Insurance Policy for any reason, including as a result of exclusions or other limitations. Upon any Seller’s reasonable written request, if the R&W Insurance Policy is bound, the Purchaser will provide a copy(ies) of the final issued R&W Insurance Policy to the Sellers after the R&W Insurance Policy is issued. None of the Seller Protected Parties shall be entitled to any proceeds of the R&W Insurance Policy without the prior written consent of the Purchaser (which can be withheld in the Purchaser’s sole and absolute discretion). During the period between the date hereof and the Closing, the Sellers shall (and shall cause their respective Affiliates to) use reasonable efforts to cooperate with the Purchaser and its representatives, at Purchaser’s sole cost and expense, with respect to the Purchaser’s procurement of the R&W Insurance Policy. Within ten (10) Business Days after the Closing Date, the Sellers shall deliver, or cause to be delivered, to the Purchaser (or its designee) a true and correct copy of the contents of the Data Room on a USB drive or other means acceptable to the Purchaser.

8.17 Casualties; Takings.

(a) In the event that there is an occurrence of a Casualty or a Taking during the Interim Period, the Sellers shall notify the Purchaser thereof as soon as reasonably practicable.

(b) In the event of a Casualty the applicable Sellers may elect, at their option, by written notice to Purchaser, any one of the remedies set forth in this Section 8.17(b):

(i) if the Purchased Assets or assets of SPPR that are impacted by such Casualty would reasonably be expected to be repaired or restored within one hundred eighty (180) days after Sellers’ notice to Purchaser, as reasonably determined by Sellers in good faith, the applicable Sellers may, at their sole cost, repair or restore the affected Purchased Assets or assets of SPPR to substantially the same condition as existed immediately prior to the Casualty; provided that if such one hundred eighty (180)-day period extends beyond the Closing Date, the Parties shall nevertheless proceed to Closing in accordance with this Agreement, and the applicable Sellers shall continue to use commercially reasonable efforts to complete or cause to be completed such repair or restoration within such one hundred eighty (180)-day period and continue to be responsible for all costs of such repair or restoration; or

(ii) if the Purchased Assets or assets of SPPR that are impacted by such Casualty would not reasonably be expected to be repaired or restored within one hundred eighty (180) days after Sellers’ notice to Purchaser, as reasonably determined by Sellers in good faith, the applicable Sellers may elect to commence such repair or restoration and delay the Closing until the earlier of (A) the date on which such repair or restoration has been completed and (B) the date on which the applicable Sellers reasonably determine in good faith that the remaining repair or restoration work would reasonably be expected to be completed within one hundred eighty (180) days after the Closing. The Outside Date shall be automatically extended as necessary to permit such delay of the Closing; provided that the Outside Date shall not be extended pursuant to this Section 8.17(b)(ii) beyond the date that is three hundred sixty (360) days after the date of this Agreement. If the Closing occurs before such repair or restoration is completed, the applicable Sellers shall continue to use commercially reasonable efforts to complete or cause to be completed such repair or restoration within such one hundred eighty (180)-day period following the Closing and shall remain responsible for all costs of such repair or restoration; or

(iii) if the Purchased Assets or assets of SPPR that are impacted by such Casualty are not capable of being repaired or restored pursuant to Section 8.17(b)(i) or Section 8.17(b)(ii), or if the applicable Sellers do not elect to repair or restore the affected Purchased Assets or assets of SPPR pursuant to Section 8.17(b)(i) or Section 8.17(b)(ii), then the Sellers may elect to proceed to Closing in accordance with this Agreement and either (A) reduce the MPC Purchase Price and/or the MPLX Purchase Price, as applicable, by an amount equal to the Repair Costs (or applicable portion(s) thereof), as reasonably determined by the applicable Sellers in good faith, or (B) assign to Purchaser the applicable Sellers’ rights to any insurance claims, insurance proceeds and third-party recoveries under the Casualty Insurance Policy arising out of such Casualty and remit to Purchaser any such proceeds or recoveries actually received by such Sellers, in each case net of any reasonable out-of-pocket costs and expenses incurred by Sellers or their Affiliates in connection with the recovery thereof; provided, however, that if the applicable Sellers reasonably determine in good faith that any portion of the Repair Costs, including any applicable deductible, is not covered by the Casualty Insurance Policy, the applicable Sellers shall reduce the MPC Purchase Price and/or the MPLX Purchase Price, as applicable, by an amount equal to such uninsured Repair Costs (or the applicable portion thereof). “Repair Costs” means the reasonable cost to repair or restore the affected Purchased Assets or assets of SPPR to substantially the same condition as existed immediately prior to the Casualty.

(c) If Purchaser in good faith disputes the applicable Sellers’ determination of the Repair Costs or the applicable Sellers’ completion of any material repair or restoration pursuant to this Section 8.17, the Parties shall nonetheless proceed to Closing in accordance with this Agreement, and no such dispute shall delay the Closing, extend the Outside Date or constitute a failure of any condition to Closing. Purchaser may, within the later of (i) thirty (30) days after the repair or restoration is completed and (ii) thirty (30) days after the applicable Sellers deliver notice that they have completed any repair or restoration elected pursuant to this Section 8.17, deliver to the applicable Sellers a statement setting forth Purchaser’s good faith calculation of the Repair Costs or the basis for Purchaser’s dispute regarding the applicable Sellers’ completion of such repair or restoration, as applicable. To the extent Purchaser’s calculation of the Repair Costs is in dispute with the applicable Sellers’ determination of the Repair Costs at Closing, or Purchaser disputes whether any repair or restoration that is the responsibility of any Seller has been completed in accordance with this Section 8.17, the Parties shall submit such dispute to an experienced and licensed insurance adjuster or engineer located in the state where the affected Purchased Assets or assets of SPPR are located and selected by the applicable Sellers, acting reasonably (the “Adjuster”). The Adjuster shall determine only the disputed Repair Costs or whether the applicable Sellers have completed the applicable material repair or restoration in accordance with this Section 8.17 and shall not have authority to determine any other dispute or award any other damages or remedies. The Adjuster’s determination shall be final and binding upon the Parties absent manifest error. If the Adjuster determines that the Repair Costs exceed the amount determined by the applicable Sellers, such Sellers shall pay Purchaser the amount of such excess (or the applicable portion thereof based on the affected Purchased Assets) within ten (10) Business Days after such determination. If the Adjuster determines that the Repair Costs are less than the amount determined by the applicable Sellers, Purchaser shall pay the applicable Sellers the amount of such difference (or the applicable portion thereof based on the affected Purchased Assets) within ten (10) Business Days after such determination. Any dispute regarding any Sellers’ determination of Repair Costs or any Sellers’ completion of any repair or restoration pursuant to this

Section 8.17 not submitted to the Adjuster within the foregoing time period shall be deemed waived.

(d) In the event of a Taking, the Parties will proceed to Closing, with no right on the part of any Party to terminate this Agreement, and the applicable Sellers shall assign to Purchaser all condemnation proceeds and awards received by such Sellers as a result of the Taking and assign the rights thereto with respect to any such proceeds and awards not yet received, together with the applicable Sellers’ rights under any pending eminent domain proceeding.

(e) Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that this Section 8.17 sets forth Purchaser’s sole and exclusive rights and remedies with respect to any Casualty or Taking, and no Casualty or Taking shall, in and of itself, constitute or give rise to a breach of any representation, warranty, covenant or agreement under this Agreement or the failure of any condition to Closing; provided, however, that nothing in this Section 8.17 shall limit or otherwise affect the determination of whether a Material Adverse Effect has occurred for purposes of Section 9.1(g).

(f) Purchaser shall reimburse the applicable Sellers for all premiums and policy placement fees paid or payable by Sellers or their Affiliates to obtain and maintain the Casualty Insurance Policy; provided, however, that Purchaser shall not be responsible for, and the applicable Sellers shall remain responsible for, any deductible, payable in connection with any Casualty or any claim under the Casualty Insurance Policy arising prior to the Closing. Any such premiums and policy placement fees paid by Sellers or their Affiliates prior to the Closing shall be reimbursed by Purchaser at the Closing, and any such amounts that become payable after the Closing shall be reimbursed by Purchaser within ten (10) Business Days after the applicable Sellers’ delivery of reasonable supporting documentation therefor. In the event of any Casualty, (i) the applicable Sellers shall be entitled to make claims and recover insurance proceeds under the Casualty Insurance Policy for Repair Costs incurred by Sellers and (ii) the applicable Sellers shall take such actions as are reasonably requested by Purchaser and are necessary or advisable to fully preserve any claims or right to recovery that Purchaser may have from and after the Closing. In the event of any reduction in the MPC Purchase Price or MPLX Purchase Price pursuant to Section 8.17(b)(iii)(A), Purchaser shall assign to applicable Sellers all of Purchaser’s rights to any insurance claims, insurance proceeds and third-party recoveries under the Casualty Insurance Policy arising out of such Casualty and remit to the applicable Sellers any such proceeds or recoveries actually received by Purchaser up to the amount of the applicable Purchase Price reduction, in each case net of any reasonable out-of-pocket costs and expenses incurred by Purchaser or its Affiliates in connection with the recovery thereof; provided that if such insurance proceeds received by Purchaser exceed the amount of such Purchase Price reduction, Purchaser shall retain such excess. If any applicable Sellers elect to proceed pursuant to Section 8.17(b)(iii)(B), such Sellers shall use commercially reasonable efforts to (y) prosecute or cause to be prosecuted as promptly as reasonably practicable all claims under the Casualty Insurance Policy with respect to such Casualty that remain within the control of such Sellers, and (z) keep Purchaser reasonably informed of the status of such claims and repair or restoration efforts.

8.18 License. Sellers hereby grant to Purchaser and each of the Acquired Entities a limited non-exclusive, worldwide, irrevocable (except for breach by Purchaser), perpetual, royalty-free, fully paid-up, transferable, and sublicensable (to vendors, contractors, suppliers, and similar third parties) license to use the Licensed IP solely in connection with the operation of the businesses of the Acquired Entities and the Purchased Assets as conducted during the three (3) months prior to Closing and as of the Closing. If the Purchaser or any of its Affiliates uses any Licensed IP outside the scope of the license granted in this Section 8.18, the Sellers may, upon written notice to the Purchaser, terminate this license with respect to such Licensed IP, without prejudice to any other remedies available to the Sellers. The Purchaser acknowledges that any breach of the scope limitations in this Section 8.18 would cause irreparable harm to the Sellers for which monetary damages would be inadequate, and the Sellers shall be entitled to seek injunctive relief, specific performance, or other equitable remedies in connection with any such breach, without the necessity of proving actual damages or posting any bond or other security.

8.19 Affiliate Closing Deliverables. Each Seller shall cause each of its Affiliates that is party to any Transaction Document (including any Affiliate that is required to execute, deliver or perform any closing deliverable contemplated by Section 4.2 or Section 4.3) to execute, deliver and perform such Transaction Document or closing deliverable in accordance with its terms and the terms of this Agreement. Without limiting the foregoing, each Seller covenants and agrees that it will use its commercially reasonable efforts to cause each such Affiliate to comply with all applicable terms, conditions and obligations under the Transaction Documents to which such Affiliate is or will be a party.

8.20 NDDEQ Waste Permit. Promptly following the date hereof, if not previously submitted, the MPC Sellers shall submit to the NDDEQ a notice and application for transfer of the NDDEQ Waste Permit to Purchaser effective as of the Closing. Purchaser and the MPC Sellers shall use reasonable best efforts to satisfy as promptly as practicable the condition to Closing set forth in Section 9.1(f) and to cause the Closing to occur as promptly as practicable. Without limiting the foregoing, from the date hereof until the Closing, the Parties shall (a) use reasonable best efforts to make all filings with, and obtain all authorizations, consents, orders and approvals of, the NDDEQ that may be necessary or advisable in connection with the transfer of the NDDEQ Waste Permit, (b) cooperate fully with each other in seeking to obtain such authorizations, consents, orders and approvals, including by executing and delivering any applications, notices, forms or other materials reasonably required in connection therewith, and (c) provide as promptly as practicable such information to the NDDEQ as the NDDEQ may request in connection therewith.

ARTICLE 9

CONDITIONS TO CLOSING

9.1 Conditions Precedent to Obligations of the Purchaser. The obligation of the Purchaser to consummate the Transactions is subject to the satisfaction by the Sellers or the waiver by the Purchaser, on or prior to the Closing, of the following conditions:

(a) (i) each of the Seller Fundamental Representations shall be true and correct in all respects, except for de minimis inaccuracies, on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date (other than those representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date) and (ii) each of the representations and warranties of the Sellers set forth in Article 5 (other than the Seller Fundamental Representations) shall be true and correct on the date hereof and on and as of the Closing Date, with the same force and effect, as though such representations and warranties had been made or given on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except, in the case of this clause (ii), for those breaches, if any, of such representations and warranties that, in the aggregate, would not have a Material Adverse Effect;

(b) the Sellers shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Sellers on or prior to the Closing Date;

(c) no Applicable Law shall temporarily, preliminarily, or permanently prohibit, prevent, enjoin, or make illegal the consummation of the Transactions;

(d) no suit, action or other proceeding by any Third Party shall be pending by or before any Governmental Authority seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the Transactions;

(e) if applicable, (i) all waiting periods (and extensions thereof but not including an indication or notification from a Governmental Authority that an investigation remains open or ongoing after expiration of the waiting period) under any Antitrust Law applicable to the consummation of the Transactions shall have expired, (ii) notice of early termination of the waiting period under any Antitrust Law applicable to the consummation of the Transactions shall have been received or (iii) a consent order shall have been issued for public comment or pursuant to the Tunney Act by or from the applicable Governmental Authorities and clauses (i) or (ii) of this paragraph shall have been satisfied; provided that the foregoing shall not limit the Purchaser’s right under Section 8.7(e) to reject any Burdensome Condition (without limiting the Sellers’ right to receive the Reverse Termination Fee under Section 9.6(d));

(f) the NDDEQ having provided written approval of, or other written non-objection to or authorization for, the transfer of the NDDEQ Waste Permit in connection with the Transactions;

(g) since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing as of the Closing Date; and

(h) the Sellers shall have delivered (or be ready, willing, and able to deliver at the Closing) to the Purchaser the documents required to be delivered by the Sellers at the Closing.

9.2 Conditions Precedent to Obligations of the Sellers. The obligation of the Sellers to consummate the Transactions is subject to the satisfaction by the Purchaser or the waiver by the Sellers, on or prior to the Closing, of the following conditions:

(a) (i) each of the Purchaser Fundamental Representations shall be true and correct in all material respects on the date hereof and on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date (other than those representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date) and (ii) each of the representations and warranties of the Purchaser set forth in Article 6 (other than the Purchaser Fundamental Representations) shall be true and correct on the date hereof and on and as of the Closing Date, with the same force and effect as though such representations and warranties had been made or given on and as of the Closing Date (other than those representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date), except, in the case of this clause (ii), for those breaches, if any, of such representations and warranties that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser’s ability to consummate the Transactions;

(b) the Purchaser shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed by or complied with by the Purchaser on or prior to the Closing Date;

(c) no Applicable Law shall have been enacted, entered, promulgated, or enforced, and no timing agreement with a Governmental Authority shall be in force or applicable, which temporarily, preliminarily, or permanently prohibits, prevents, enjoins, or makes illegal the consummation of the Transactions;

(d) no suit, action or other proceeding by any Third Party shall be pending by or before any Governmental Authority seeking to restrain, prohibit, enjoin or declare illegal, or seeking substantial damages in connection with, the Transactions;

(e) if applicable, (i) all waiting periods (and extensions thereof but not including an indication or notification from a Governmental Authority that an investigation remains open or ongoing after expiration of the waiting period) under any Antitrust Law applicable to the consummation of the Transactions shall have expired, (ii) notice of early termination of the waiting period under any Antitrust Law applicable to the consummation of the Transactions shall have been received or (iii) a consent order shall have been issued for public comment or pursuant to the Tunney Act (in form and substance satisfactory to the Sellers) by or from the applicable Governmental Authorities and (i) or (ii) of this paragraph shall have been satisfied; and

(f) the Purchaser shall have delivered (or be ready, willing, and able to deliver at the Closing) to the Sellers the documents and other items required to be delivered by the Purchaser at the Closing.

9.3 Sellers’ Conditions Not Fulfilled. If the Sellers shall have breached any representation, warranty, covenant, or agreement herein, such that such breach (i) would give rise to a failure of the Sellers to fulfill the conditions in Section 9.1(a) or Section 9.1(b), and (ii) cannot be cured or, if curable, has not been cured by the earlier of (A) thirty (30) days after written notice thereof is given by the Purchaser (but subject to extension for the period of time in which the Sellers are working, in good faith, to cure any such breach to the extent not cured within such thirty (30) day period), and (B) the Outside Date, then the Purchaser, in their sole discretion, may either:

(a) terminate this Agreement by written notice to the Sellers pursuant to Section 9.5(b); or

(b) waive compliance with any such condition, without prejudice to its right of termination in the event of non-fulfillment of any other condition.

The Purchaser may not rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure was caused in whole or in part by the Purchaser’s failure to act in good faith or to comply with any provision of this Agreement.

9.4 Purchaser Conditions Not Fulfilled. If the Purchaser shall have breached any representation, warranty, covenant, or agreement, such that it (i) would give rise to a failure of the Purchaser to fulfill the conditions in Section 9.2(a) or Section 9.2(b), and (ii) cannot be cured or, if curable, has not been cured by the earlier of (A) thirty (30) days after written notice thereof is given by the Sellers (but subject to extension for the period of time in which the Purchaser is working, in good faith, to cure any such breach to the extent not cured within such thirty (30) day period), and (B) the Outside Date, then the Sellers, in their sole discretion, may either:

(a) terminate this Agreement by written notice to the Purchaser pursuant to Section 9.5(c); or

(b) waive compliance with any such condition, without prejudice to its right of termination in the event of non-fulfillment of any other condition; and

The Sellers may not rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure was caused in whole or in part by the Sellers’ failure to act in good faith or to comply with any provision of this Agreement.

9.5 Termination. This Agreement and the transactions contemplated herein may be terminated at any time prior to the Closing:

(a) by mutual written agreement of the Parties;

(b) by delivery of written notice from the Purchaser to the Sellers (i) as permitted pursuant to Section 9.3, or (ii) if any of the conditions set forth in Section 9.1 (other than the conditions set forth in Section 9.1(c), Section 9.1(d), or Section 9.1(e)) cannot be satisfied, or if capable of being satisfied, have not been satisfied by the Sellers (or waived by the Purchaser) by the Outside Date;

(c) by delivery of written notice from the Sellers to the Purchaser (i) as permitted pursuant to Section 9.4, or (ii) if any of the conditions set forth in Section 9.2 (other than the conditions set forth in Section 9.2(c), Section 9.2(d), or Section 9.2(e)) cannot be satisfied, or if capable of being satisfied, has not been satisfied by the Purchaser (or waived by the Sellers) by the Outside Date;

(d) by a Party delivering written notice to the other Parties, if any of the conditions set forth in Section 9.1(c), Section 9.1(d), Section 9.1(e), Section 9.2(c), Section 9.2(d) or Section 9.2(e) cannot be satisfied, or if capable of being satisfied, have not been satisfied or waived by the applicable Party on or before the Outside Date; provided, that if the condition set forth in Section 9.1(e) shall not have been satisfied or waived by the Outside Date, either Party may, by written notice to the other Party prior to the Outside Date, extend the Outside Date to the date that is three hundred sixty (360) days after the date hereof (in which case such later date shall be deemed the “Outside Date” for all purposes of this Agreement); provided, further, that the right to extend the Outside Date pursuant to the preceding proviso shall not be available to a Party if such Party’s breach of, or failure to perform or comply with, any obligation under this Agreement materially contributed to, or resulted in, the failure of the condition in Section 9.1(e) to be satisfied;

(e) by delivery of a written notice from the Sellers to the Purchaser if (i) all of the conditions set forth in Section 9.1 and Section 9.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, provided that such conditions are capable of being satisfied at the Closing), (ii) the Sellers have irrevocably confirmed in writing to Purchaser that Sellers are ready, willing and able to consummate the Closing and that, if the Purchaser consummates the Closing, the Sellers will consummate the Closing, and (iii) Purchaser fails to consummate the Closing within three (3) Business Days after the date on which the Closing was required to occur pursuant to Section 4.1; provided that the Sellers shall not have the right to terminate this Agreement pursuant to this section if the Sellers’ failure to perform a covenant or obligation under this Agreement has been the primary cause of, or has primarily resulted in, the Purchaser’s failure to consummate the Closing;

(f) by delivery of a written notice from the Purchaser to the Sellers if (i) all of the conditions contained in Section 9.1 and Section 9.2 (the conditions that, by their terms, cannot be satisfied until the Closing, provided that such conditions are capable of being satisfied as of the date of the Purchaser’s notice) have been satisfied (or waived by the applicable Party), (ii) the Purchaser confirms to the Sellers in writing that Purchaser is ready, willing and able to perform its obligations under Article 4, and (iii) the Sellers fail to consummate the Closing within three (3) Business Days after the date on which the Closing was required to occur pursuant to Section 4.1, in which case the Purchaser shall be entitled to the remedies set forth in Section 9.6(c);

provided, however, that, no Party shall have the right to terminate this Agreement pursuant to (y) clause (b) or (c) above, if such Party is also in breach of any representation, warranty, covenant or other obligation contained in this Agreement, that would give the other Party the right to terminate pursuant to Section 9.4 (in the case of the Sellers) or Section 9.3 (in the case of the Purchaser), or (z) clause (d), above, if such Party’s failure to perform a covenant or obligation under this Agreement has been the primary cause of, or has primarily resulted in, the failure of the applicable condition to be satisfied.

9.6 Effect of Termination; Remedies.

(a) If this Agreement is terminated pursuant to any provision of Section 9.5, then, except as provided in this Section 9.6 and except for the provisions of Section 8.1(d), Section 8.2, Section 8.7(c), this Section 9.6, Section 12.1, Section 12.2, Section 16.10(c), Section 16.3, Section 16.4, Section 16.13 and Section 16.14, Article 16,, and any other provision that by its terms or nature is intended to survive the termination of this Agreement, this Agreement shall forthwith become void and of no further force or effect and the Parties shall have no Liability or obligation hereunder; provided that, subject to Section 9.6(b) , the final sentence of this Section 9.6(a) and Section 16.14, nothing in this Section 9.6(a) shall be deemed to release any Party from Liability for Fraud prior to such valid termination or for any Willful Breach by such Party of the terms and provisions of this Agreement prior to such valid termination. Notwithstanding anything in this Agreement to the contrary, in no event will the Purchaser or any of its Affiliates or their respective Representatives, collectively, on the one hand, or Sellers, any of their Affiliates or their respective representatives collectively, on the other hand, have any Liability for monetary damages (including damages for Fraud or Willful Breach) in connection with the termination of this Agreement that in the aggregate exceeds the Reverse Termination Fee or the Termination Fee, as applicable.

(b) If the Sellers have the right to terminate this Agreement pursuant to Section 9.5(c) or Section 9.5(e) because of (i) the Willful Breach by the Purchaser of this Agreement, or (ii) the failure of the Purchaser to close the transactions contemplated by this Agreement in the instance where, as of the Outside Date, (A) all of the conditions contained in Section 9.1 (excluding conditions that, by their terms, cannot be satisfied until the Closing, provided that such conditions are capable of being satisfied as of the date of the Sellers’ notice) have been satisfied (or waived by the Purchaser), (B) the Sellers confirm to the Purchaser in writing that the Sellers are ready, willing, and able to perform their obligations under Section 4.2, and (C) the Purchaser nevertheless elects not to close the transactions contemplated by this Agreement, then, in either such event, the Sellers shall be entitled to (1) terminate this Agreement and receive from Purchaser payment of a Reverse Termination Fee (x) in the case of Purchaser’s Willful Breach or as a result of Purchaser’s failure to secure, receive, or have funded any Financing required in connection with the Transactions, equal to six percent (6%) of the Base Purchase Price or (y) in the case of all other terminations contemplated by the foregoing clause (ii), equal to four percent (4%) of the Base Purchase Price, or (2) seek specific performance by the Purchaser hereunder in accordance with Section 16.6. Payment of any Reverse Termination Fee shall be made to the MPC Sellers and MPLX Sellers in proportion to the ratio that the MPC Base Purchase Price and MPLX Base Purchase Price, respectively, bear to the aggregate Base Purchase Price. For the avoidance of doubt, the Sellers shall not be required to elect among the foregoing remedies at the time of any notice of termination, breach, or default, and nothing herein shall be construed to require the Sellers to pursue specific performance prior to or as a condition to Purchaser’s obligation to pay the applicable Reverse Termination Fee. Notwithstanding the foregoing, in no event shall the Sellers be entitled to receive both (I) a grant of specific performance resulting in the actual consummation of the Transactions and (II) payment of the applicable Reverse Termination Fee. The remedies in this Section 9.6(b) shall be the sole and exclusive remedies of the Sellers with respect to the Purchaser’s failure to close the transactions contemplated by this Agreement as contemplated by this Section 9.6(b).

(c) If the Purchaser has the right to terminate this Agreement pursuant to Section 9.5(b) or Section 9.5(f) because of (i) the Willful Breach by the Sellers of this Agreement, or (ii) the failure of the Sellers to close the transactions contemplated by this Agreement in the instance where, as of the Outside Date, (A) all of the conditions contained in Section 9.2 (excluding conditions that, by their terms, cannot be satisfied until the Closing; provided that such conditions are capable of being satisfied as of the date of the Purchaser’s notice) have been satisfied (or waived by the Sellers), (B) the Purchaser confirms to the Sellers in writing that the Purchaser is ready, willing, and able to perform their obligations under Section 4.3, and (C) the Sellers nevertheless elect not to close the transactions contemplated by this Agreement, then, in either such event, the Purchaser shall be entitled to (1) terminate this Agreement and receive from the MPC Sellers payment of a termination fee equal (x) in the case of Sellers’ Willful Breach, equal to five percent (5%) of the Base Purchase Price or (y) in the case of all other terminations contemplated by the foregoing clause (ii), equal to four percent (4%) of the Base Purchase Price (the “Termination Fee”) or (2) seek the specific performance by the Sellers hereunder. For the avoidance of doubt, (A) the Purchaser shall not be required to elect among the foregoing remedies at the time of any notice of termination, breach, or default, and nothing herein shall be construed to require the Purchaser to pursue specific performance prior to or as a condition to the MPC Sellers’ obligation to pay the Termination Fee and (B) no MPLX Seller shall have any liability or obligation of any kind with respect to the Termination Fee. Notwithstanding the foregoing, in no event shall the Purchaser be entitled to receive both (I) a grant of specific performance resulting in the actual consummation of the Transactions and (II) payment of the Termination Fee. Except as set forth in Section 9.6(a), the remedies provided in this Section 9.6(c) shall be the sole and exclusive remedies of the Purchaser with respect to the Sellers’ failure to close the transactions contemplated by this Agreement as contemplated by this Section 9.6(c).

(d) If this Agreement is terminated by any Party pursuant to Section 9.5(d) as a result of the failure of the condition in Section 9.1(e) or Section 9.2(e) to be satisfied on or before the Outside Date, whether or not such failure arises as a result of the imposition of a Burdensome Condition or Purchaser’s election to not accept a Burdensome Condition, as may be extended pursuant to the terms of this Agreement, then the Sellers shall be entitled to receive from Purchaser payment of a Reverse Termination Fee equal to two percent (2%) of the Base Purchase Price. The Sellers’ right to payment of the Reverse Termination Fee pursuant to this Section 9.6(d) is in addition to, and without prejudice to, any rights or remedies available to the Sellers under Section 9.6(b) (to the extent applicable) or Section 16.7 in respect of any breach by the Purchaser of its obligations under Section 8.7. The remedies in this Section 9.6(d) shall be the sole and exclusive remedies of the Sellers with respect to a termination of this Agreement pursuant to Section 9.5(d) as contemplated by this Section 9.6(d). Notwithstanding the foregoing, in no event shall the Sellers be entitled to receive payment of the Reverse Termination Fee under both this Section 9.6(d) and Section 9.6(b).

(e) Other than the Sellers’ rights under the Confidentiality Agreement and any other confidentiality agreement between the Sellers and/or any of their Affiliates, on the one hand, and the Purchaser and/or its Affiliates, on the other hand, if this Agreement is terminated for any reason, other than as set forth in Section 9.6(a), Section 9.6(b), Section 9.6(c), or Section 9.6(d), then none of the Parties shall have any Liability or obligation hereunder as a result of such termination.

(f) Subject to the foregoing, other than the Sellers’ rights under the Confidentiality Agreement and any other confidentiality agreement between the Sellers and/or any of their Affiliates, on the one hand, and the Purchaser and/or its Affiliates, on the other hand, upon the termination of this Agreement, no Party shall have any other Liability or obligation hereunder, and, following any termination of this Agreement, the Sellers shall be free to enjoy all the rights and benefits associated with the ownership of the Purchased Assets and the Purchased Interests, including the right to sell the Purchased Assets and the Purchased Interests at the Sellers’ discretion, without any claim by the Purchaser with respect thereto.

(g) After termination of this Agreement, the Purchaser and its Representatives shall immediately cease using any Confidential Information and promptly return to the Sellers all Confidential Information delivered to the Purchaser or its Representatives by the Sellers or their Representatives, and destroy, or cause the destruction of, all copies and reproductions (both written and electronic) in the Purchaser’s or its Representatives’ possession. Notwithstanding anything to the contrary in this Section 9.6(g), the Purchaser may retain one copy of such information in its secure files for the sole purpose of administering its obligations under this Agreement and the Purchaser shall not be required to purge or cause others to purge electronic archival media automatically generated by backup computer systems if such media will be destroyed pursuant to a systematic records retention process and not otherwise utilized, in each case, subject to the terms of the Confidentiality Agreement and the Clean Team Agreement.

(h) The Parties acknowledge that (A) the agreements contained in this Section 9.6 are an integral part of the transactions contemplated hereby, (B) the Reverse Termination Fee and the Termination Fee are not penalties, but are liquidated damages, in a reasonable amount that will compensate the Sellers or the Purchaser, as applicable, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision, (C) that, without these agreements, the Parties would not enter into this Agreement and (D) the Reverse Termination Fee paid pursuant to this Section 9.6 will serve as the Sellers’ sole and exclusive remedy for the valid termination of this Agreement pursuant to Section 9.5(c), Section 9.5(d) or Section 9.5(e), as applicable, and the payment of the Termination Fee by MPC Sellers pursuant to this Section 9.6 will serve as the Purchaser’s sole and exclusive remedy for the valid termination of this Agreement pursuant to Section 9.5(b) or Section 9.5(f), as applicable. In no event shall any Reverse Termination Fee or the payment of the Termination Fee be payable more than once. Purchaser shall pay any Reverse Termination Fee required hereunder by wire transfer of immediately available funds to an account or accounts designated in writing by

Sellers. If the Purchaser fails promptly to pay the Reverse Termination Fee and the Sellers commence a Proceeding that results in a judgment in their or its favor for such payment, the Purchaser shall pay to the Sellers all costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Sellers in connection with such Proceeding, together with interest on the amount of the Reverse Termination Fee from the date such payment was required to be made until the date of payment. Such interest shall accrue at a rate per annum equal to the prime rate as published by The Wall Street Journal or any successor publication thereto in effect on the date such payment was required to be made, plus two percent (2%). The MPC Sellers shall pay any Termination Fee required hereunder by wire transfer of immediately available funds to an account or accounts designated in writing by Purchaser. If the MPC Sellers fail promptly to pay the Termination Fee and the Purchaser commences a Proceeding that results in a judgment in their or its favor for such payment, the MPC Sellers shall pay to the Purchaser all additional costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Purchaser in connection with such Proceeding, together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment. Such interest shall accrue at a rate per annum equal to the prime rate as published by The Wall Street Journal or any successor publication thereto in effect on the date such payment was required to be made, plus two percent (2%).

ARTICLE 10

SURVIVAL; REMEDIES

10.1 Survival. Each of the representations, warranties, covenants and agreements (to the extent such covenant or agreement contemplates or requires performance by a Party on or prior to the Closing) of the Sellers set forth in this Agreement will terminate as of the Closing, except (a) each covenant and agreement that explicitly contemplates performance at or after the Closing and (b) Section 16.10(c), Section 16.3, Section 16.4, Section 16.13 and Section 16.14 (and any related definitions, including the definition of “Financing Sources”), which shall survive the Closing in accordance with their respective terms. The Purchaser shall not have any claim for any Seller’s breach of any representation, warranty, covenant or agreement (to the extent such covenant or agreement contemplates or requires performance by a Party on or prior to the Closing), detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) that may be brought with respect to this Agreement or the applicable Transaction Documents after the Closing, except in the case of Fraud. Each covenant and agreement that explicitly contemplates performance at or after the Closing, will, in each case and to such extent, expressly survive the Closing in accordance with its terms. The Parties acknowledge and agree that nothing in this Section 10.1 (but subject to Section 10.8) shall be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement until fully performed. The Parties acknowledge and agree that, regardless of whether Purchaser obtains the R&W Insurance Policy, except in the case of Fraud or as contemplated by Section 10.2, in no event will the Purchaser make (or be entitled to make) a claim for indemnification pursuant to this Agreement in respect of any Losses resulting from any breach or misrepresentation of any pre-Closing covenant or any representation and warranty of the Sellers pursuant to this Agreement.

10.2 Sellers’ Indemnity. Subject to Section 10.1 and the other limitations set forth in this Article 10, from and after the Closing, the MPC Sellers, on the one hand, and the MPLX Sellers, on the other hand, shall indemnify, defend and hold harmless the Purchaser Indemnified Parties from and against any and all Losses arising out of or relating to:

(a) the Excluded Assets or Excluded Liabilities, or

(b) any breach or non-performance of any covenant or agreement of the Sellers to be performed following the Closing as expressly set forth in this Agreement.

Sellers shall have no indemnification obligations under this Agreement except as expressly set forth in this Section 10.2 or as otherwise expressly provided in this Agreement. With respect to such obligations attributable to the MPC Sellers, the MPC Sellers shall be jointly and severally liable among themselves for such obligations. With respect to such obligations attributable to the MPLX Sellers, the MPLX Sellers shall be jointly and severally liable among themselves for such obligations. As between the MPC Sellers, on the one hand, and the MPLX Sellers, on the other hand, such obligations shall be several and not joint. For the avoidance of doubt, the MPLX Sellers shall have no indemnification obligation under this Section 10.2 for any Losses to the extent arising out of or relating to the MPC Purchased Assets, the SPPR Interests, or any Excluded Liabilities (including any Excluded Environmental Liabilities) to the extent attributable to the MPC Sellers, and the MPC Sellers shall have no indemnification obligation under this Section 10.2 for any Losses to the extent arising out of or relating to the MPLX Purchased Assets, the JV Interests, or any Excluded Liabilities (including any Excluded Environmental Liabilities) to the extent attributable to the MPLX Sellers.

10.3 Purchaser’s Indemnity. Effective upon the Closing, the Purchaser shall defend, indemnify, and hold harmless the Seller Indemnified Parties from and against any and all Losses arising out of or related to:

(a) any breach of any representation or warranty made by the Purchaser in Article 6;

(b) any breach or non-performance of any covenant or agreement of the Purchaser contained in this Agreement or any Transaction Document; or

(c) the Purchased Assets, the Purchased Interests, the businesses of the Acquired Entities or any of the Assumed Liabilities, including the ownership, operation, maintenance, use or conduct thereof, whether arising before, on or after the Closing, except to the extent constituting (i) an Excluded Liability or (ii) Income Taxes of Sellers or their direct or indirect owners.

Purchaser shall have no indemnification obligations under this Agreement except as expressly set forth in this Section 10.3 or as otherwise expressly provided in this Agreement (including Section 8.1(d), Section 8.8(a)(iv), Section 8.8(b)(iii), Section 8.9(d), Section 8.13, Section 12.3, Section 15.4).

10.4 Waiver and Release. Subject to Section 10.1, and Section 10.2, effective as of the Closing, the Purchaser, on behalf of itself and each of its Affiliates and each of their respective Representatives (each, a “Releasor”), unconditionally and irrevocably acquits, remises, waives, discharges and forever releases, to the fullest extent permitted by Applicable Law, the Seller Indemnified Parties, their Affiliates and their respective Representatives (collectively, the “Released Parties”) from any and all Losses and Liabilities, including those arising under Applicable Law or Contract, that in any way arise out of, relate to, result from or are in connection with the Transactions, in each case, arising prior to or at the Closing, except for any Losses or Liabilities arising from Fraud or any rights of the Purchaser Indemnified Parties under Section 10.2 (the “Released Claims and Liabilities”). The Purchaser further covenants and agrees, on behalf of itself and each Releasor, not to bring, threaten to bring or otherwise join in any Proceeding against any of the Released Parties that in any way arises out of, relates to, results from or is in connection with any Released Claims and Liabilities. The Purchaser represents that no Releasor has assigned any such Released Claims to any Person. The Purchaser expressly covenants and agrees, on behalf of itself and each Releasor, that neither it nor any other Releasor shall seek to recover any amounts in connection with any Released Claims and Liabilities from any of the Released Parties.

10.5 Indemnification Procedures. All claims for indemnification under this Agreement shall be asserted and resolved as set forth below.

(a) The term “Indemnifying Party” when used in connection with particular Losses shall mean the Party or Parties having an obligation to indemnify another Party or Parties with respect to such Losses pursuant to this Agreement and the term “Indemnified Party” when used in connection with particular Losses shall mean the Party or Parties having the right to be indemnified with respect to such Losses by another Party or Parties pursuant to this Agreement.

(b) To make a claim for indemnification under this Agreement, an Indemnified Party shall notify the Indemnifying Party of its claim under this Section 10.5, including the specific details of and specific basis under this Agreement for its claim, including the amount or the estimated amount thereof to the extent then-feasible (which estimate shall not be conclusive of the final amount of any such Loss) (the “Claim Notice”). In the event that the claim for indemnification is based upon a claim by a Third Party against the Indemnified Party (a “Third Party Claim”), the Indemnified Party shall provide its Claim Notice as promptly as practicable after the Indemnified Party has actual knowledge of such Third Party Claim and shall enclose a copy of all papers (if any) served with respect to such Third Party Claim; provided that, the failure of any Indemnified Party to give notice of a Third Party Claim as provided in this Section 10.5 shall not relieve the Indemnifying Party of its indemnification obligations under this Agreement, except to the extent (and then only to the extent) such failure materially prejudices the Indemnifying Party’s ability to defend against such Third Party Claim. In the event that the claim for indemnification is based upon an inaccuracy or breach of a representation, warranty, covenant, or agreement, the Claim Notice shall specify the representation, warranty, covenant, or agreement that was inaccurate or breached.

(c) In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits in writing or denies its obligation to defend and control, at its sole cost and expense, the Indemnified Party against all elements of such Third Party Claim under this Article 10; provided, that if the Indemnifying Party assumes control of such defense, the Indemnifying Party shall first acknowledge in writing (and without qualification) its indemnification obligations with respect to such Third Party Claim, subject to the limitations and other provisions of this Article 10; provided, further that the Indemnifying Party shall not have the right to assume the defense of any Third Party Claim if (i) the Indemnified Party reasonably determines in good faith that the Third Party Claim relates to or arises in connection with any criminal or quasi-criminal matters, (ii) the Third Party Claim seeks, or is reasonably likely to seek, an injunction or other equitable relief as the primary source of recovery against the Indemnified Party, or (iii) the Third Party Claim is one in which an adverse judgment would reasonably be expected to, in the reasonable good faith judgment of the Indemnified Party, materially and adversely affect the Indemnified Party’s business. The Indemnified Party is authorized, prior to and during such thirty (30)-day period, to file any motion, answer, or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party, in each case, at the sole cost and expense of the Indemnified Party.

(d) If the Indemnifying Party assumes the defense of any Third Party Claim in accordance with Section 10.5(c), it shall have the right and obligation to diligently defend, at its sole cost and expense, the Third Party Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof, unless the compromise or settlement includes the payment of any amount by, the performance of any obligation by, or the limitation of any right or benefit of, the Indemnified Party, in which event, such settlement or compromise shall not be effective, without the consent of the Indemnified Party, which shall not be unreasonably conditioned, withheld, or delayed. If requested by the Indemnifying Party, the Indemnified Party agrees to reasonably cooperate in contesting any Third Party Claim, which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 10.5(d), at the Indemnified Party’s sole cost and expense. An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Third Party Claim or consent to the entry of any judgment with respect thereto, which does not include an irrevocable and unconditional written release of the Indemnified Party from all Liability in respect of such Third Party Claim, or (ii) settle any Third Party Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e) If the Indemnifying Party (i) elects not to assume the defense of the Third Party Claim in accordance with Section 10.5(c) (or fails to provide timely notice of its election to assume the defense of such Third Party Claim) or (ii) assumes the defense of any Third Party Claim in accordance with Section 10.5(c) but fails to diligently prosecute or settle the Third Party Claim, then the Indemnified Party shall have the right to defend against such Third Party Claim, at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its Liability and assume the defense of such Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party elects not to assume the defense of the Third Party Claim in accordance with Section 10.5(c) (or fails to provide timely notice of its election to assume the defense of such Third Party Claim), the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option, for ten (10) days following receipt of such notice, to (i) admit in writing its Liability for such Third Party Claim, and (ii) if such Liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

10.6 Non-Third Party Claims. In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to (a) cure the Losses complained of, (b) admit its Liability for such Losses, or (c) dispute the claim for all or any portion of such Losses. During such thirty (30) day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged in the Claim Notice, and whether and to what extent any amount is payable in respect of such claims, and the Indemnified Party shall reasonably assist the Indemnifying Party’s investigation by providing such reasonable information and reasonable assistance as the Indemnifying Party or any of its professional advisors may reasonably request; provided that no Indemnified Party shall be required to disclose any information to the Indemnifying Party or its professional advisors if such disclosure would, in such Indemnified Party’s reasonable discretion (x) jeopardize any attorney-client or similar privilege or (y) contravene any Applicable Law. If the Indemnifying Party does not cure such Losses or notify the Indemnified Party within such thirty (30)-day period, then the Indemnifying Party shall be deemed to be disputing the claim for such Losses.

10.7 Limitation on Liability. The total aggregate Liabilities of the MPC Sellers arising from or relating to the MPC Purchased Assets or the SPPR Interests for any Fraud of the MPC Sellers shall not exceed an amount equal to the MPC Base Purchase Price. The total aggregate Liabilities of the MPLX Sellers arising from or relating to the MPLX Purchased Assets or the JV Interests for any Fraud of the MPLX Sellers shall not exceed an amount equal to the MPLX Base Purchase Price. Any Fraud of the MPC Sellers shall be borne by the MPC Sellers, jointly and severally among themselves, and any Fraud of the MPLX Sellers shall be borne by the MPLX Sellers jointly and severally among themselves, but in no event shall any MPC Seller be jointly liable for any Fraud of any MPLX Seller, or vice versa.

10.8 Exclusive Remedies. Except with respect to (a) the matters covered by Section 3.4, Section 8.1(d), Section 8.8(b)(iv), Section 8.8(b)(iii), Section 8.9(d), Section 8.13, Section 9.6, Section 12.3, Section 15.2(c), Section 15.3 and Section 15.4, (b) breaches of Section 8.2, and (c) any equitable remedies contemplated by Section 16.6, the Parties acknowledge and agree that, following the Closing, the indemnification provisions of Section 10.2 and Section 10.3 shall be the sole and exclusive remedies of any Seller Indemnified Party and any Purchaser Indemnified Party, respectively, for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) that it may at any time suffer or incur, or become subject to, as a result of, or in connection with, any breach of or inaccuracy in any representation or warranty in this Agreement by the Purchaser, on the one hand, or the Sellers, on the other hand, respectively, or any failure by any of them, respectively, to perform or comply with any covenant set forth herein. Without limiting the generality of the foregoing, except in the case of Fraud, the Parties hereby irrevocably waive any right of rescission they may otherwise have or to which they may become entitled. The obligations of the Parties set forth in this Section 10.8 shall be conditioned upon the Closing having occurred. Notwithstanding anything in this Agreement to the contrary, the

Purchaser acknowledges and agrees that following the Closing or the termination of this Agreement it shall have no, and shall not seek any, recourse against any Seller or any of its Affiliates for any actual or alleged breaches of representations or warranties under this Agreement except in the case of Fraud.

ARTICLE 11

EMPLOYEES AND EMPLOYEE BENEFITS

11.1 Employees.

(a) Within ten (10) Business Days prior to the anticipated Closing Date, the Purchaser or an Affiliate of the Purchaser shall make written offers of employment (each an “Employment Offer”) to each of the In-Scope Employees specified on Schedule 5.5(a), as amended pursuant to Section 5.5, with such employment commencing as of the occurrence of the Closing Date and shall be on terms and conditions consistent with the requirements of this Article 11; provided, that, an offer of employment made to an In-Scope Employee who is not actively at work as of the Closing Date due to short term disability, long term disability, circumstances covered by workers’ compensation, military leave, Family and Medical Leave Act leave, or other legally protected leave shall be conditioned upon both his or her ability to return to active employment within one hundred and eighty (180) days following the Closing Date and his or her continuous employment with any Seller or any of their respective Affiliates from the Closing Date through the date that he or she first becomes able to return to active employment. Each Employment Offer shall be subject to, and conditioned upon, the occurrence of the Closing and may be conditioned on the In-Scope Employee timely and successfully passing the Purchaser’s or its Affiliate’s pre-employment criminal background screening in advance of the Closing. Neither the Purchaser nor any Seller shall, or shall permit their Affiliates to, take any act (or omit to take any act) that has the intent or effect of discouraging an In-Scope Employee from accepting an Employment Offer. The In-Scope Employees who accept an Employment Offer and timely commence employment with the Purchaser or the Purchaser’s Affiliate pursuant to such Employment Offer are collectively referred to as the “Transferring Employees.” Sellers shall and shall cause their respective Affiliates to waive any restrictive covenants or other obligations to which Transferring Employees may be subject pursuant to an agreement with Sellers or their respective Affiliates that would interfere with Transferring Employee’s employment with the Purchaser or its Affiliates. The applicable Sellers shall, and shall cause their respective Affiliates to, timely pay to all Transferring Employees all wages and other compensation owed to the Transferring Employees by such Sellers or their Affiliates for their period of employment with Sellers and their respective Affiliates, as applicable (other than the 2026 bonuses to be paid in connection with this Agreement).

(b) Without limiting in any way the obligation of the Purchaser under Applicable Law, for the twelve (12)-month period commencing on the Closing Date (or until the date of termination of employment of the relevant Transferring Employee, if sooner), the Purchaser shall, or shall cause its applicable Affiliates to, provide to each Transferring Employee whose employment terms are not subject to or covered by a Company Collective Bargaining Agreement: (i) a principal place of employment at a location no more than thirty-five (35) miles more in distance from the Transferring Employee’s residence than the distance from the Transferring Employee’s residence to the job location to which such Transferring Employee reports, in each case, as of immediately prior to the Closing Date; (ii) a salary or wage rate (as applicable and annualized in each case) annual short-term incentive opportunity, and annual long-term incentive opportunity the sum of which compensation items is no less than the sum of the same compensation items that was in effect for the Transferring Employee immediately preceding the Closing Date; (iii) employee benefits (excluding any severance benefits, change in control, retention, or transaction payments, and defined benefit and retiree medical benefits) that are comparable in the aggregate to the employee benefits provided to similarly situated employees of Purchaser or its Affiliate; and (iv) if the Purchaser or its Affiliate terminates the employment of the Transferring Employee other than for cause, subject to the timely execution and non-revocation of a release of claims in a form acceptable to the Purchaser or its Affiliate, severance in an amount no less than the severance amount determined using the formula for a “termination allowance” under the Marathon Petroleum Termination Allowance Plan, or for union-represented Transferring Employees, the severance provided for in any applicable Company Collective Bargaining Agreement, and including for that determination the Transferring Employee’s employment service with the Sellers or any of their Affiliates and employment service with the Purchaser or any of its Affiliates. The Purchaser shall be solely responsible for all severance costs and Liabilities associated with any such termination of Transferring Employees on or after the Closing Date.

(c) For purposes of eligibility to participate, vesting and determining future paid time off benefit accruals, the Purchaser shall use commercially reasonable efforts to cause all applicable employee benefit plans and employment policies of the Purchaser and its applicable Affiliates in which Transferring Employees participate following the Closing to recognize all service of the Transferring Employees with the Sellers or any of their predecessors and Affiliates prior to the Closing to the same extent as such service was counted for such purposes under similar Benefit Plans of the Sellers or their Affiliates that such Transferring Employee participated in immediately prior to Closing (except that such service will not be counted to the extent that it would result in a duplication of benefits or compensation).

(d) The Sellers and their Affiliates that are the employers of record for the In-Scope Employees shall be exclusively responsible for any liability or obligation under the WARN Act triggered by actions taken or not taken by the Sellers or their Affiliates prior to the Closing Date. The Purchaser shall be exclusively responsible for any liability or obligation under the WARN Act for actions taken or not taken by the Purchaser or any Affiliate of the Purchaser with respect to the In-Scope Employees or the Acquired Companies on or after the Closing Date, including any failure of the Purchaser or any Affiliate of the Purchaser to offer employment to any In-Scope Employee. Notwithstanding the foregoing, if actions taken by the Sellers or their Affiliates prior to the Closing Date with respect to any employee of any Seller or its Affiliate that would not have triggered a WARN Act notice obligation by themselves are combined with actions taken by the Purchaser or any Affiliate of the Purchaser after the Closing Date that would trigger a WARN Act notice obligation when combined with the Sellers’ or its Affiliates’ pre-Closing actions of which the Purchaser has notice, the Purchaser is responsible for any liability or obligation under the WARN Act in this circumstance; provided, any such responsibility shall be expressly conditioned upon the Sellers having provided the Purchaser with a true, complete and accurate list on or before the Closing that lists each former employee of any Seller or any of its Affiliate who provided services to the Purchased Assets or the Acquired Entities and experienced an “employment loss” (as defined by the WARN Act) within the ninety (90) day period immediately prior to the Closing, in each case that could reasonably be expected to be combined with the actions of the Purchaser or its Affiliate on or after the Closing, including with respect to each such employee, his or her (i) date of employment loss, and (ii) site of employment.

(e) Within ten (10) Business Days following the Closing Date, the Purchaser or an Affiliate of the Purchaser shall provide to the Sellers (i) a list of In-Scope Employees who do not accept an offer of employment and, for each such In-Scope Employee, (A) the offered total target compensation consisting of salary or wage rate (as applicable and annualized in each case), annual short-term incentive target opportunity, and annual target long-term incentive opportunity (all such elements, reported at an aggregate level for each such separate In-Scope Employee) and (B) the offered principal place of employment and (ii) a list of In-Scope Employees that commenced employment with the Purchaser or an Affiliate of the Purchaser.

11.2 Employee Benefits.

(a) During the plan year in which the Closing occurs, the Purchaser shall, or shall cause its applicable Affiliates to, use commercially reasonable efforts to ensure that any group health benefit plan of the Purchaser or its applicable Affiliates in which Transferring Employees participate on and after the Closing Date (each such plan is a “Purchaser Group Health Plan”) will not apply with respect to any Transferring Employee or his or her covered dependents any waiting periods, restrictions or limitations with respect to pre-existing condition exclusions, or evidence of insurability or actively-at-work requirements (except to the extent such restrictions or limitations were applicable to such Transferring Employee as of the Closing under any similar group health Benefit Plans (each such plan is a “Sellers Group Health Plan”)).

(b) The Purchaser shall take all actions necessary so that, effective as of the first day of the calendar month immediately following the Closing Date (except if the Closing Date occurs prior to December 1, 2026, in such case, the first day of the second calendar month immediately following the Closing Date), the Purchaser Group Health Plans will make available group medical benefits to each Transferring Employee and his or her eligible dependents (as determined under the Purchaser Group Health Plan) who were covered under a corresponding Sellers’ Group Health Plan immediately prior to the Closing Date.

(c) The applicable Sellers shall either (i) take all actions necessary so that the Sellers’ Group Health Plans will make available group medical, prescription drug, and dental benefits (and excluding vision benefits and health care flexible spending accounts) to each Transferring Employee and his or her eligible dependents (as determined under the Sellers’ Group Health Plans) or (ii) reimburse each Transferring Employee for the premiums paid for COBRA continuation coverage under Part 6 of Subtitle B of Title I of ERISA elected by such Transferring Employee and his or her eligible dependents (as determined under the Sellers’ Group Health Plans) under the Sellers’ Group Health Plans (including group medical, prescription drug, and dental benefits and excluding vision benefits and health care flexible spending accounts), in each case, through the last day of the calendar month in which the Closing Date occurs (except if the Closing Date occurs prior to December 1, 2026, in such case, through the last day of the calendar month immediately following the calendar month in which the Closing Date occurs).

(d) Effective on the Closing Date, the Purchaser shall, or shall cause one of its Affiliates to, make available one or more tax-qualified defined contribution plans that are intended to qualify under Section 401(a) of the Code (the “Purchaser’s Savings Plans”) to each Transferring Employee. In addition, during the ninety (90)-day period following the Closing Date, the Purchaser shall cause one or more of the Purchaser’s Savings Plans to accept an eligible rollover of any distribution of the account balance, in the form of cash, including any outstanding loan(s) that are in good order, of each Transferring Employee from the Marathon Petroleum Thrift Plan if so elected by the applicable Transferring Employee in accordance with the terms of such plan and Applicable Law and subject to the administrative procedures under the Purchaser’s Savings Plans.

(e) As soon as practicable after the Closing Date, the Purchaser shall establish a (or utilize an existing) customary flexible spending account plan (the “Purchaser’s DCFSA Plan”) providing for dependent care flexible spending account arrangements for the benefit of Transferring Employees, which will recognize the dependent care flexible spending account elections that such Transferring Employees had in effect for purposes of the plan year in which the Closing Date occurs (the “Plan Year”) under the Benefit Plan providing for dependent care flexible spending account arrangements in which such Transferring Employees participate (the “Sellers’ DCFSA Plan”). The Purchaser’s DCFSA Plan shall (i) assume the obligations of the Sellers’ DCFSA Plan with respect to participating Transferring Employees as of the Closing Date and (ii) provide a comparable level of dependent care flexible spending account benefits as those provided under the Sellers’ DCFSA Plan at least through the end of the Plan Year. As soon as practicable after the Closing Date and establishment of the Purchaser’s DCFSA Plan, (x) the applicable Sellers shall transfer to the Purchaser in cash an amount equal to the excess, if any, of (A) the total amount that the Transferring Employees have contributed to the Sellers’ DCFSA Plan through the Closing Date for the Plan Year, over (B) the total amount that has been paid from the Sellers’ DCFSA Plan through the Closing Date for dependent care claims incurred by the Transferring Employees in the Plan Year, and (y) the Purchaser shall transfer to the Sellers in cash an amount equal to the excess, if any, of (A) the total amount that has been paid from the Sellers’ DCFSA Plan through the Closing Date for dependent care claims incurred by the Transferring Employees in the Plan Year, over (B) the total amount that the Transferring Employees have contributed to the Sellers’ DCFSA Plan through the Closing Date for the Plan Year. After the Closing Date, the Purchaser’s DCFSA Plan shall be responsible for reimbursement of all previously unreimbursed reimbursable dependent care claims incurred by the Transferring Employees in the Plan Year.

(f) The Sellers shall, or shall cause their Affiliates to, pay each Transferring Employee for any unused, accrued vacation, or other paid time off due to each Transferring Employee by such Sellers or their Affiliates through the Closing Date to the extent required under Applicable Law or policy of the Sellers or their Affiliates. From and after the Closing Date, the Purchaser or the Purchaser’s Affiliates will permit each Transferring Employee to participate in the Purchaser’s or the Purchaser’s Affiliate’s paid time off policy that may exist from time to time, taking into account such Transferring Employee’s prior employment service credited pursuant to Section 11.1(c).

(g) With respect to each Transferring Employee, the Sellers shall, upon delivery of the amended Schedule 5.5(a), provide the Purchaser with a schedule setting forth, for each In-Scope Employee (i) if the In-Scope Employee is not subject to a Company Collective Bargaining Agreement, the gross amount of the 2026 annual cash bonus opportunity payable under the Marathon Petroleum Annual Cash Bonus (ACB) Program as in effect for 2026, calculated at target performance levels and using only their 2026 Eligible Earnings (as defined in the Marathon Petroleum Annual Cash Bonus (ACB) Program), pro-rated through the Closing Date and payable by Purchaser pursuant to this Section 11.2(g); and (ii) if the In-Scope Employee is subject to a Company Collective Bargaining Agreement, the gross amount of the 2026 annual bonus opportunity payable under such Company Collective Bargaining Agreement, pro-rated through the Closing and payable by Purchaser pursuant to this Section 11.2(g) (the “Bonus Schedule”). Following the Closing, to the extent Sellers or its Affiliates have not already paid annual bonuses for the 2026 performance year to In-Scope Employees who are expected to become Transferring Employees, the Purchaser shall pay no later than March 15, 2027, and no earlier than January 1, 2027, to each Transferring Employee an amount equal to the amount set forth for such Transferring Employee on the Bonus Schedule (the “Purchaser Bonus Payment”). Such Purchaser Bonus Payment shall be in addition to, and not in lieu of, any bonus or incentive compensation that such Transferring Employee may earn under any Purchaser bonus or incentive program for 2026 or 2027. In connection with such payment, the Purchaser shall communicate to each Transferring Employee that the Purchaser Bonus Payment is being made on behalf of the Transferring Employee’s former employer in recognition of the Transferring Employee’s contribution prior to the Closing Date. Notwithstanding the foregoing, the applicable Sellers or their Affiliates may, in Sellers’ sole discretion, and upon advance written notice to Purchaser, choose to pay the Transferring Employees a 2026 annual cash bonus under the Marathon Petroleum Annual Cash Bonus (ACB) Program or under a Company Collective Bargaining Agreement, as applicable, in accordance with Ordinary Business Operations, and to the extent Sellers choose to make such bonus payment to a Transferring Employee, Purchaser will not be required to pay the Purchaser Bonus Payment to such Transferring Employee. For the avoidance of doubt, if Purchaser is not required to make the Purchaser Bonus Payment to a Transferring Employee in accordance with the foregoing, the Bonus Schedule shall be deemed to reflect a bonus amount of $0 for such Transferring Employee for all purposes under this Agreement, including for purposes of determining the MPC Final 2026 Pro-Rated Bonus Amount and MPLX Final 2026 Pro-Rated Bonus Amount.

(h) The Sellers shall take all actions necessary so that, notwithstanding anything to the contrary in the Marathon Petroleum Corporation 2021 Incentive Compensation Plan (the “Marathon Equity Plan”) or the applicable award agreements, any awards of restricted stock units and performance share units granted pursuant to the Marathon Equity Plan held by any Transferring Employee and unvested as of immediately prior to the Closing

(“Outstanding Equity Awards”) will (i) treat such Transferring Employee’s employment with Purchaser following the Closing as though it were employment with Marathon and its Subsidiaries for purposes of continuing vesting under the Outstanding Equity Awards and (ii) be settled, to the extent such Outstanding Equity Award becomes vested after the Closing, by Marathon in accordance with the terms of the applicable award agreement. For the avoidance of doubt, all other terms and conditions of the Outstanding Equity Awards, including requirements to continue employment with Purchaser after the Closing and achieve specified performance goals for vesting, shall continue to apply to the Outstanding Equity Awards. Purchaser shall reasonably cooperate with Sellers and Marathon to assist Sellers in performing their obligations under this Section 11.2(h). Such cooperation shall include Purchaser certifying employment status of applicable Transferring Employees and providing other information about a Transferring Employee, at Sellers’ reasonable request, to enable Sellers to determine if a Transferring Employee has vested in the Outstanding Equity Awards and otherwise administer the Outstanding Equity Awards.

(i) Without limiting Section 16.13, Article 11 will not create any third-party beneficiary rights, express or implied, and will not be enforceable by any current or former employee, any spouse, dependent or beneficiary of any current or former employee, or any other Person who is not a party to this Agreement. Article 11 will not be deemed to be an establishment of or amendment to any Benefit Plan or any benefit plan of the Purchaser or its Affiliates. No term of this Agreement will be deemed to create any Contract with any employee or to give any employee the right to be retained in the employment of the Sellers or any of their Affiliates, or, after the Closing, the Purchaser or any of its Affiliates, or to interfere with the rights of the Sellers or any of their Affiliates or, after the Closing, the Purchaser or any of its Affiliates, to terminate the employment of any employee at any time or for any reason.

11.3 Transfer of OSHA Records. Following the Closing, Sellers shall, and shall cause their respective Affiliates, as applicable, to cooperate with the Purchaser, in accordance with Applicable Law, to provide any Occupational Safety and Health Act records related to Transferring Employees that the Purchaser or its Affiliates are obligated to receive as a successor employer.

11.4 Collective Bargaining Agreements.

(a) The Purchaser shall, or shall cause its applicable Affiliates to, recognize each union identified in the Company Collective Bargaining Agreements as the exclusive bargaining representatives of the respective bargaining unit, and the Purchaser shall, or shall cause its applicable Affiliates to, adopt the Company Collective Bargaining Agreements (including, without limitation, all existing memoranda of understanding) and shall assume all liabilities under such Company Collective Bargaining Agreements, (including liabilities arising out of pending grievances or charges regardless of when accrued), in each case other than any Excluded Employment Liabilities, and shall comply with the terms of the successorship clause in the applicable Company Collective Bargaining Agreements. Each such Company Collective Bargaining Agreement shall remain in full force and effect for its duration, except for mutually agreed to changes between the bargaining unit and the Purchaser.

(b) Notwithstanding anything to the contrary herein, including in Section 11.1 or Section 11.2, the Purchaser agrees that the terms and conditions of employment offers and ongoing employment for In-Scope Employees covered by a Company Collective Bargaining Agreement shall be provided in accordance with the applicable Company Collective Bargaining Agreement and that such employee benefits offered must be reasonably comparable in the aggregate to the Sellers’ employee benefits. To the extent there is any conflict between the terms of this Article 11 and any Company Collective Bargaining Agreement, the Company Collective Bargaining Agreement will control.

ARTICLE 12

INSURANCE

12.1 Marathon Policies. The Purchaser acknowledges that MPC and MPLX maintain a worldwide program of property and liability insurance coverage for each of their Affiliates, including the other Sellers, which consists principally of the following types of policies (collectively, the “Marathon Policies”):

(a) policies issued to MPC and MPLX or either’s predecessors;

(b) policies issued directly to Affiliates of MPC or MPLX by MPC’s and MPLX’s insurer(s);

(c) policies issued to Affiliates of MPC or MPLX by locally admitted insurers, which are self-insured by way of retrospective premiums paid by the relevant Affiliate; and

(d) policies issued in connection with joint ventures, limited liability companies, corporations, production sharing agreements/Contracts, or similar business structures for Affiliates of MPC’s or MPLX’s interest therein.

For purposes of this Agreement, the Casualty Insurance Policy shall not constitute a Marathon Policy.

12.2 Claims under Marathon Policies. The Purchaser acknowledges and agrees that, from and after the Closing:

(a) no insurance coverage shall be provided under the Marathon Policies to the Purchaser or its Affiliates;

(b) any and all policies insured or reinsured by MPC’s or MPLX’s insurer(s), which, but for this provision, would have insured the Purchased Assets or SPPR, shall be deemed terminated, commuted, and cancelled;

(c) no claims regarding any matter whatsoever, whether or not arising from events occurring prior to the Closing Date, shall be made by the Purchaser or its Affiliates against, or with respect to, any of the Marathon Policies, regardless of their date of issuance; and

(d) the Purchaser shall be solely responsible for establishing and maintaining its own insurance program from and after Closing, including determining the types, limits, deductibles, retentions, exclusions and other terms of such policies, except as otherwise required herein.

12.3 The Purchaser Indemnity. The Purchaser shall defend, indemnify, and hold harmless the Seller Indemnified Parties from and against any and all Losses arising out of, attributable to, based upon, or related to any claim made in respect of events occurring on or after the Closing Date against any of the Marathon Policies relating to the Purchased Assets or the Acquired Entities by (a) the Purchaser, (b) its Affiliates, or (c) any other Person claiming any right to coverage on behalf of the Purchaser or its Affiliates or claiming to be subrogated to the Purchaser’s or its Affiliates’ rights under such Marathon Policies. Such indemnity shall include any claim by an insurer for reinsurance, retrospective premium payments, or prospective premium increases attributable to any such claim.

12.4 Payment of Retrospective Premiums. The Purchaser acknowledges and agrees that the applicable Sellers shall, on or before the Closing Date, pay all outstanding retrospective premiums to insurers in respect of any Marathon Policies related to the Purchased Assets or SPPR.

ARTICLE 13

INTELLECTUAL PROPERTY

13.1 Limited Transfer of Intellectual Property Rights. Except for the Purchased IP and the licenses and rights expressly granted under the Trademark License Agreement and Section 8.18, neither this Agreement nor the consummation of the Transactions shall operate to assign, transfer, or convey any Intellectual Property of the Sellers or be construed to provide to the Purchaser any representation or warranty with respect to any Intellectual Property.

ARTICLE 14

TAX MATTERS

14.1 Transfer Taxes.

(a) Transfer Taxes shall be borne solely by the Purchaser. The Party required by Applicable Law to file any Tax Return with respect to any such Transfer Taxes shall (i) prepare and file (or cause to be prepared and filed) such Tax Return, (ii) to the extent such Tax Return includes only the Transfer Taxes, furnish to the non-preparing Party a copy of such Tax Return at least thirty (30) days prior to the due date of such Tax Return and shall incorporate any reasonable comments received by such other Party with respect to such Tax Returns, and (iii) timely remit payment for any applicable Transfer Taxes to the applicable Governmental Authority. In the event any of the Sellers are required to pay such Transfer Taxes and such Sellers have not previously collected (or offset the amount of) such Transfer Taxes from any amount payable to the Purchaser hereunder, the Purchaser shall reimburse the applicable Sellers for such Transfer Taxes within fourteen (14) days of such Seller’s written demand therefor.

(b) The Purchaser and the Sellers shall cooperate in good faith to minimize, to the extent permissible under Applicable Law, the amount of any Transfer Taxes. Such cooperation shall include (i) the Purchaser delivering to the Sellers, on or prior to the Closing Date, current and effective Uniform Sales & Use Tax Resale Certificates (Multi-jurisdictional), Federal Form 637 (Notification of Taxable Fuel Registrant), and applicable state motor fuel licenses, and (ii) the applicable Sellers delivering to Purchaser any written statements, forms, or other information reasonably requested by Purchaser in connection with claiming an isolated or occasional sale exemption from Minnesota sales Taxes in respect of the sale of the applicable portion of the Purchased Assets pursuant to this Agreement.

(c) The applicable Sellers shall be entitled to collect from or offset any amounts payable by such Sellers to Purchaser pursuant to this Agreement up to the amount of any Transfer Taxes required to be paid or collected by such Sellers, as they reasonably determine necessary, and any such amounts offset or otherwise collected shall be treated as paid to the Purchaser for purposes of this Agreement; provided, however, that except to the extent such obligation to pay or collect Transfer Taxes is attributable to a failure by Purchaser to provide the documents described in Section 14.1(b)(i) on or prior to the Closing Date, the applicable Sellers shall provide the Purchaser at least ten (10) Business Days’ prior written notice before exercising any such right to collect or offset.

14.2 Asset Tax Allocation.

(a) Solely for purposes of determining the applicable adjustments to the MPC Purchase Price or the MPLX Purchase Price, as applicable, pursuant to Section 3.1, Section 3.3, Section 3.4 and Section 3.5, (i) the Sellers shall be allocated all Asset Taxes attributable to (A) any Tax period ending prior to the Effective Time and (B) the portion of any Straddle Period ending immediately prior to the Effective Time and (ii) the Purchaser shall be allocated all Asset Taxes attributable to (x) any Tax period beginning at or after the Effective Time and (y) the portion of any Straddle Period beginning at the Effective Time. This Section 14.2(a) shall be applied separately with respect to each Seller and such Seller’s right, title and interest in and to the Purchased Assets being conveyed by such Seller to Purchaser pursuant to this Agreement.

(b) Solely for purposes of determining the allocations described in Section 14.2(a), (i) Asset Taxes that are attributable to the severance or production of hydrocarbons (other than, Asset Taxes that are ad valorem, property, or similar Asset Taxes imposed on a periodic basis) shall be allocated to the period in which the severance or production giving rise to such Asset Taxes occurred, (ii) Asset Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than such Asset Taxes described in clause (i) above or that are ad valorem, property or similar Asset Taxes imposed on a periodic basis) shall be allocated to the period in which the transaction giving rise to such Asset Taxes occurred, and (iii) Asset Taxes that are ad valorem, property or similar Asset Taxes imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Time and the portion of such Straddle Period beginning at the Effective Time by prorating each such Asset Tax based on the number of days in the applicable Straddle Period that occur before the date on which the Effective Time occurs, on the one hand, and the number of days in such Straddle Period that occur on or after the date on which the Effective Time occurs, on the other hand.

(c) To the extent the actual amount of an Asset Tax is not known at the time an adjustment is to be made with respect to such Asset Tax pursuant to Section 3.1, Section 3.3, Section 3.4 or Section 3.5, as applicable, the Parties shall utilize the most recent information available in estimating the amount of such Asset Tax for purposes of such adjustment.

14.3 Certain Tax Returns. After the Closing Date, subject to the provisions of the TSA and excluding any Tax Returns and Asset Taxes legally required to be filed and/or paid by a Seller or an Affiliate of a Seller, Purchaser shall be responsible for paying any Asset Taxes for any (a) Tax period that ends before the Effective Time or (b) Straddle Period, in each case, that become due and payable after the Closing Date and shall file with the appropriate Governmental Authority any and all Tax Returns required to be filed after the Closing Date with respect to such Asset Taxes. With respect to (i) each such Tax Return that is required to be filed prior to the date on which the Purchase Price is finally determined pursuant to Article 3 and that is the Purchaser’s responsibility to prepare, and (ii) each such Tax Return that is legally required to be filed by a Seller or an Affiliate of a Seller, subject to the provisions of the TSA, and solely to the extent such Tax Return relates exclusively to Asset Taxes and includes Taxes that are to be economically borne by the Purchaser under this Agreement, the preparing Party shall submit each such Tax Return to the other Party for its review and comment reasonably in advance of the due date therefor. Each Party shall timely pay all Taxes due with respect to the Tax Returns prepared and filed by such preparing Party pursuant to this Section 14.3. The Parties acknowledge and agree that this Section 14.3 is intended to solely address the timing and manner in which certain Tax Returns and Asset Taxes shown thereon are paid to the applicable Governmental Authority, and nothing in this Section 14.3 shall be interpreted as altering the manner in which Asset Taxes are allocated pursuant to Section 14.2 in applying Section 3.1, Section 3.2, Section 3.3 and Section 3.4.

14.4 Tax Refunds. From and after the Closing Date, the applicable Sellers shall be entitled to any Tax refund set forth on Schedule 5.7. If, after the Closing Date, Purchaser or any of its Affiliates receives any such refund (whether in cash or as a credit against cash Taxes otherwise due and payable), the Purchaser shall forward (or shall cause its applicable Affiliate to forward) to the applicable Sellers the amount of any such refund within fifteen (15) Business Days after such refund is received, net of any reasonable third-party costs or expenses incurred by the Purchaser or its Affiliates in procuring such refund. To the extent any Tax refund that has been paid to the Sellers pursuant to this Section 14.4 is subsequently disallowed by a Governmental Authority, the applicable Sellers shall promptly return, pay or cause to be paid to the Purchaser the amount previously received by such Sellers from the Purchaser; provided that, for the avoidance of doubt (i) any such repayment obligation of the MPLX Sellers shall be limited to Tax refunds attributable solely to any of the MPLX Sellers, the MPLX Purchased Assets and the JV Interests and shall not include any Tax refunds to the extent attributable to any of the MPC Sellers, the MPC Purchased Assets or the SPPR Interests, and (ii) any such repayment obligation of the MPC Sellers shall be limited to Tax refunds attributable solely to any of the MPC Sellers, the MPC Purchased Assets and the SPPR Interests and shall not include any Tax refunds to the extent attributable to any of the MPLX Sellers, the MPLX Purchased Assets or the JV Interests.

14.5 Purchaser Tax Covenants. Without the prior written consent of the applicable Sellers, not to be unreasonably withheld, conditioned or delayed, the Purchaser shall not (a) make (outside the ordinary course of business or in a manner inconsistent with past practice) any material Tax election, (b) settle or compromise any Tax audit, or (c) amend any material Tax Return, in each case, with respect to the Purchased Assets or the Purchased Interests for any Pre-Closing Tax Period to the extent such action (x) occurs prior to the date on which the Purchase Price is finally determined pursuant to Article 3 and (y) could be reasonably expected to reduce the Purchase Price.

14.6 Nature of Payments. Any payment under this Article 14 or Article 10 shall constitute an adjustment of the Purchase Price for Tax purposes and shall be treated as such by the Purchaser and the applicable Sellers on their Tax Returns to the extent permitted by Applicable Law.

14.7 Certain Tax Elections.

(a) Upon the request of the Purchaser, TLO shall cooperate in any efforts by the Purchaser to cause MPLC (including by cooperating with the Purchaser to cause or permit any other Person acting as the “partnership representative” or “designated individual” of MPLC) to make an election under Section 6226 of the Code (or any corresponding or similar provision of applicable state or local law) with respect to any Tax period that ends before or includes the Closing Date. TLO shall promptly notify the Purchaser if TLO receives notice of any proposed adjustment with respect to MPLC for any such Tax period and shall consult with the Purchaser in good faith before exercising any available consent or voting rights with respect to any such adjustment.

(b) TLO shall cooperate, as and to the extent reasonably requested by the Purchaser, to the fullest extent it is legally able to do so, to cause a valid election under Section 754 of the Code (and any corresponding elections under applicable state and local Tax law) to be in effect with respect to MPLC for the taxable year that includes the Closing Date.

(c) TLO shall cooperate in any efforts by the Purchaser to cause MPLC to allocate all items of income, gain, loss, deduction, and credit allocable to the MPLC Interests between TLO and the Purchaser as of the Closing Date based on the “interim closing method” under Section 706 of the Code and the Treasury Regulations promulgated thereunder.

(d) Notwithstanding the foregoing, TLO’s cooperation under this Section 14.7 shall be limited to using commercially reasonable efforts to exercise its governance rights as a minority owner of MPLC.

14.8 Cooperation. The Parties shall cooperate fully, in connection with the filing of Tax Returns and any Proceeding with respect to Taxes imposed on or with respect to the Purchased Assets or SPPR, MPLC or MPLI or any of their respective assets or operations, in each case, as and to the extent reasonably requested by the other Party and reasonably practicable in accordance with their rights and obligations pursuant to the governing documents of SPPR, MPLC and MPLI. Such cooperation shall include, to the extent reasonably practicable in accordance with the Parties’

respective rights and obligations pursuant to the governing documents of SPPR, MPLC and MPLI, the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Proceeding with respect to Taxes and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, provided that such employees shall not be required or expected to create new materials or provide Tax advice.

ARTICLE 15

ENVIRONMENTAL MATTERS

15.1 Environmental Liabilities. The provisions of this Article 15 constitute an allocation of responsibility and risk for Environmental Liabilities as between the Sellers and the Purchaser. The rights and remedies in this Article 15, the assumption of the Environmental Liabilities by the Purchaser in Section 15.2(a), and the Purchaser indemnity in Section 15.3 shall, notwithstanding any other provision of this Agreement (but subject to the Sellers’ indemnification obligations under Section 10.2(a) with respect to Excluded Environmental Liabilities), be the exclusive rights and remedies available to the Parties with respect to Environmental Liabilities, and the Parties acknowledge that they expressly waive and relinquish all other rights and remedies in this regard.

15.2 Acceptance. From and after the Effective Time, except with respect to any Excluded Environmental Liabilities, in consideration of the payment of the Purchase Price and the conditions set forth in this Agreement, subject to the covenants and other obligations of the Sellers herein, the Purchaser agrees to:

(a) unconditionally, completely, and forever assume and be liable for any and all Environmental Liabilities, whether occurring before, on, or after the Effective Time relating to or affecting the Purchased Assets, the businesses of the Acquired Entities, the Seller Owned Real Property, the Seller Leased Real Property, the Purchased Interests or the ownership, operation, maintenance or use thereof;

(b) comply with any Corrective Action Orders for which there are outstanding obligations thereunder; and

(c) unconditionally, completely, and forever release and discharge the Sellers from and against, any and all Environmental Liabilities, relating to or affecting the Purchased Assets, the businesses of the Acquired Entities, the Seller Owned Real Property, the Seller Leased Real Property, the Purchased Interests or the ownership, operation, maintenance or use thereof.

15.3 Environmental Indemnity. From and after the Closing Date, and subject to the covenants, and other obligations of the Sellers herein, the Purchaser shall defend, indemnify, and hold harmless the Seller Indemnified Parties from and against any and all Losses arising out of, attributable to, based upon, or related to the Environmental Liabilities assumed by the Purchaser hereunder. For purposes of this Article 15, any indemnification of the Sellers shall include the Sellers and their Affiliates, and each of their respective directors, officers, employees, and Representatives, and all successors and assigns of the foregoing.

15.4 Insurance Requirements. After the Closing Date and until the five (5) year anniversary of the Closing Date, the Purchaser shall use commercially reasonable efforts to procure and maintain, or cause to be procured and maintained, environmental insurance policies, including pollution legal liability, environmental impairment liability or such other comparable environmental liability insurance reasonably acceptable to the Sellers, with minimum insurance limits at least equal to or greater than those specified on Schedule 15.4 with respect to the Purchaser’s assumed Environmental Liabilities, including Environmental Liabilities arising from or relating to the Purchased Assets, the Purchased Interests, the businesses of the Acquired Entities, the Real Property and the ownership, operation, maintenance or use thereof, whether arising before, on or after the Closing, except to the extent constituting Excluded Liabilities; provided, that such environmental liability insurance policy shall be deemed to be reasonably acceptable to Sellers if such policy (a) meets the minimum insurance limits specified on Schedule 15.4 and (b) contains provisions that are customary for policies of such type offered in the marketplace. The Purchaser shall use its commercially reasonable efforts to cause each of the applicable Sellers and their Affiliates to be named as additional insureds under such policies and cause such policies to include a waiver of subrogation in favor of each of the Sellers and their Affiliates. The Purchaser shall deliver to the Sellers certificates of insurance and complete copies of such policies promptly following placement upon the Sellers’ reasonable request. The Purchaser shall cause each such policy to provide that it may not be cancelled, terminated or materially modified without at least thirty (30) days’ prior written notice. The Purchaser’s obligations under this Section 15.4 are in addition to, and shall not limit or reduce, the Purchaser’s assumption of Environmental Liabilities or indemnification obligations under this Agreement.

15.5 Third Party Environmental Claims. Effective as of the Closing and to the extent assignable, the Sellers shall assign all claims they have against Third Parties for any Environmental Matter and Environmental Liability related to the Purchased Assets to the Purchaser, including, in particular, such claims against previous owners of the Purchased Assets. The Purchaser agrees to accept such assignment. The Sellers make no representation or warranty in respect of such claims being capable of being assigned to the Purchaser, or the existence or the enforceability of such claims. The Purchaser shall have no claim against the Sellers under any legal principle, to the extent that such claims are not capable of being assigned to the Purchaser, do not exist, or are not capable of being enforced by the Purchaser; provided, that the Sellers shall reasonably cooperate with the Purchaser in connection with the Purchaser’s efforts to enforce such claims.

ARTICLE 16

GENERAL

16.1 Expenses. Except as otherwise expressly provided herein, each Party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery, and performance of this Agreement, the other Transaction Documents, and the Transactions (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers, and other advisers). Other than costs and expenses associated with the release of Encumbrances with respect to liens for borrowed money by any Seller or its Affiliates, which shall be borne by the applicable Sellers, the Purchaser shall pay any and all recording and filing fees for recording any Deed or other recordable documents related to the sale of any Real Property or Easements, or any other filing fees or costs for any similar or related form required to be filed with respect to the transfer and update of the ownership of the Purchased Assets.

16.2 Notices.

(a) Any notice, direction, certificate, consent, determination, or other communication required, or permitted to be given or made, under this Agreement shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service or registered mail return receipt requested, or (iii) sent by email (provided that, an acknowledgment of receipt of such email is received, excluding automatic responses, with the receiving Person being affirmatively obligated to promptly acknowledge receipt when received), in each case, to the applicable address set forth below.

If to the Sellers, to:

Marathon Petroleum Company LP

539 South Main Street

Findlay, Ohio 45840

Attn: Molly Benson

Email: ***

with copies (which shall not constitute notice) to:

MPLX LP

c/o MPLX GP LLC

200 E. Hardin Street

Findlay, Ohio 45840

Attn: Molly Benson

Email: ***

and

Jones Day

717 Texas Avenue, Suite 3300

Houston, Texas 77002

Attention: Jeff Schlegel

Email: ***

If to the Purchaser, to:

CVR Energy, Inc.

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

Attn: Melissa Buhrig

Email: ***; ***

with a copy to:

Vinson & Elkins L.L.P.

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attn: Lande Spottswood and Nettie Downs

Email: ***; ***

and

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

Attention: JD DeSantis; Joshua Apfelroth

Email: ***; ***

(b) Any such communication so given or made shall be deemed to have been given or made, and to have been received, on the day of delivery, if delivered, or, with respect to emails, upon confirmation of receipt by return email, excluding automatic responses; provided that, such day, in either event, is a Business Day and the communication is so delivered or sent before 5:00 p.m. ET on such day. Otherwise, such communication shall be deemed to have been given and made, and to have been received, on the next Business Day. Any such communication sent by mail shall be deemed to have been given and made, and to have been received, on the date delivered. Any such communication given or made in any other manner shall be deemed to have been given or made, and to have been received, only upon actual receipt.

(c) Change of Address. Any Party may, from time to time, change its address under this Section 16.2 by notice to the other Party given in the manner provided by this Section 16.2.

16.3 Governing Law. Except as set forth in Section 16.14, this Agreement, and all matters or disputes arising out of or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to any choice of law principles that would require or permit the application of the laws of another jurisdiction.

16.4 Jurisdiction. Except as set forth in Section 16.14, each Party irrevocably agrees that any Proceeding against them arising out of or in connection with this Agreement or the Transactions or disputes relating hereto (whether for breach of contract, tortious conduct or otherwise) shall be brought exclusively in the United States District Court for the Southern District of Texas, or, if such court does not have jurisdiction, the state courts of Texas located in Harris County, and hereby irrevocably accepts and submits to the exclusive jurisdiction and venue of the aforesaid courts in personam with respect to any such Proceeding and waives to the fullest extent permitted by Applicable Law any objection that it may now or hereafter have that any such Proceeding has been brought in an inconvenient forum; provided, however, the Parties may agree to submit to the jurisdiction and venue of the Business Court of the State of Texas. Notwithstanding the foregoing, any final judgment in any suit, action or other Proceeding may be enforced in other jurisdictions by suit on the judgment in any other manner provided by Applicable Law.

16.5 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS OR DISPUTES RELATING HERETO OR THERETO. EACH

PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.5.

16.6 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. Accordingly, subject to Section 9.6, the Parties acknowledge and agree that (a) the Parties shall be entitled to seek specific performance or other equitable relief to prevent breaches of this Agreement (including Purchaser’s breach of its obligations contained in Section 8.8) and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction; provided, however, the Sellers shall only be entitled to seek specific performance to cause the Purchaser to consummate the Transactions or to cause any equity financing under the Financing Commitments to be funded if (i) the Marketing Period has ended and all of the other Financing has been funded or will be funded at the Closing (provided that the Purchaser shall not be required to consummate the Closing if the Financing is not in fact funded at Closing), and (ii) the Sellers have confirmed to the Purchaser by written notice that the Sellers stand ready, willing and able to consummate the Closing and will take such actions required of it by this Agreement to cause the Closing to occur; provided, further, that in no event shall the Sellers be entitled to receive both (I) (A) a grant of specific performance resulting in the actual consummation of the Transactions and (B) the Reverse Termination Fee and (II) (A) monetary damages for Fraud prior to termination of this Agreement or Willful Breach and (B) the Reverse Termination Fee, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and, without that right, neither the Sellers nor Purchaser would have entered into this Agreement. Subject to Section 9.5, the Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. Each Party further agrees that (I) by seeking the remedies provided for in this Section 16.6, a Party shall not in any respect waive its right to seek any other form of relief that may be available to such Party under this Agreement or in the event that the remedies provided for in this Section 16.6 are not available or otherwise are not granted and, for the avoidance of doubt, the pursuit of specific performance by the Sellers shall not constitute an election of remedies or a waiver of the Sellers’ right to terminate this Agreement and, if it is otherwise entitled thereto, receive the Reverse Termination Fee in accordance with Section 9.6(b) in the event that specific performance is not granted, is denied, or is otherwise unavailable or impracticable, and the pursuit of specific performance by the Purchaser shall not constitute an election of remedies or a waiver of the Purchaser’s right to terminate this Agreement and, if it is otherwise entitled thereto, receive the Termination Fee in accordance with Section 9.6(c) in the event that specific performance is not granted, is denied, or is otherwise unavailable or impracticable, (II) nothing set forth in this Section 16.6 shall require any Party to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 16.6 prior or as a condition to exercising any termination right under

Article 9, nor shall the commencement of any action pursuant to this Section 16.6 or anything set forth in this Section 16.6 restrict or limit any such Party’s right to terminate this Agreement in accordance with Article 9, or pursue any other remedies under this Agreement that may be available then or thereafter, and (III) if the Sellers commence a Proceeding for specific performance and such Proceeding is denied, dismissed, or otherwise not granted by a court of competent jurisdiction, or if the Sellers determine in good faith that specific performance is no longer practicable, the Sellers shall thereafter be entitled to terminate this Agreement and, if the Sellers are otherwise entitled thereto, receive the Reverse Termination Fee in accordance with Section 9.6(b), and if the Purchaser commences a Proceeding for specific performance and such Proceeding is denied, dismissed, or otherwise not granted by a court of competent jurisdiction, or if the Purchaser determines in good faith that specific performance is no longer practicable, the Purchaser shall thereafter be entitled to terminate this Agreement and, if it is otherwise entitled thereto, receive the Termination Fee in accordance with Section 9.6(c).

16.7 Time of Essence. With respect to all dates and time periods in this Agreement, time is of the essence.

16.8 Further Assurances. After the Closing, each of the Sellers and the Purchaser shall, from time to time, at the request of and without further cost or expense to the other Parties, execute and deliver such other instruments of conveyance and assumption and take such other actions as may reasonably be requested in order to more effectively consummate the Transactions.

16.9 Entire Agreement. This Agreement (including the Schedules and Exhibits hereto), and any agreements to be entered into hereunder, including the other Transaction Documents, represent the entire understanding and agreement among the Parties with respect to the Transactions and supersede all prior agreements among the Parties with respect hereto and thereto. In the event of any conflict between the terms of this Agreement (including the Schedules and Exhibits hereto) and any Transaction Document, the terms of this Agreement shall govern and control.

16.10 Amendment and Waivers.

(a) The terms and conditions of this Agreement may only be amended, supplemented, or varied by an agreement in writing signed by each of the Parties and specifically referring to this Agreement.

(b) No waiver by any Party of any terms, provisions, or conditions of this Agreement, or failure to require performance of any obligation arising under this Agreement, shall be effective, unless expressed in writing and signed by, or on behalf of, each of the Parties granting such waiver and any such waiver shall only relate to the matter to which it expressly relates and shall not apply to any subsequent or other matter. Any Party’s failure or delay in exercising, or partial exercising, of any of the provisions of this Agreement, or the grant of time or any other indulgence, shall not constitute a waiver by such Party of any breach of this Agreement or raise any defense against any claim of any Party for breach of this Agreement.

(c) Notwithstanding the foregoing, this Section 16.10 (Amendment and Waivers), Section 16.3 (Governing Law), Section 16.4 (Jurisdiction) and Section 16.14 (Financing Sources) (and any provision of this Agreement and definitions of the defined terms used herein (including the definition of “Financing Sources”) to the extent a modification, waiver or termination of such provision would modify the substance of Section 16.14) may not be modified, waived or terminated in a manner that is materially adverse to any Financing Source without the prior written consent of the Financing Sources.

16.11 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon the determination that any term or provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties, as closely as possible in an acceptable manner, to the end that the Transactions are fulfilled to the extent possible.

16.12 Successors and Assigns; Assignment.

(a) This Agreement shall inure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns.

(b) No Party may assign or transfer (by Contract, stock sale, operation of law, or otherwise) all or any part of its respective rights or obligations under this Agreement, without the prior written consent of the other Parties; provided, however, that the Purchaser may, without the prior written consent of the Sellers, but with at least fifteen (15) Business Days prior written notice, assign all of its rights or obligations under this Agreement to any direct or indirect wholly owned Subsidiary of the Purchaser; provided, further, that such assignee assumes in writing the assigned obligations of Purchaser under this Agreement, no such assignment shall relieve Purchaser of any of its obligations or Liabilities hereunder, Purchaser shall remain jointly and severally liable with such assignee for all such obligations and Liabilities, and no such assignment shall delay, impair or prevent the consummation of the Transactions or the performance by Purchaser of its obligations under this Agreement.

16.13 Third Party Beneficiaries. Except as otherwise expressly provided in this Agreement, including with respect to the Seller Indemnified Parties and the Purchaser Indemnified Parties, and, solely with respect to Section 16.10(c) (Amendment and Waiver) and Section 16.14 (Financing Sources), the Financing Sources, nothing in this Agreement is intended to confer upon any Person, other than the Parties, any rights, remedies, obligations, or liabilities under, or by reason of, this Agreement. Without limiting the foregoing, the Seller Indemnified Parties and the Purchaser Indemnified Parties, and, solely with respect to Section 16.10(c) (Amendment and Waiver) and Section 16.14 (Financing Sources), the Financing Sources, shall be express third-party beneficiaries solely of the provisions of this Agreement that expressly provide rights, remedies or benefits in favor of such Seller Indemnified Parties or Purchaser Indemnified Parties, as applicable; provided that only a Party shall have the right to enforce the provisions of this Agreement on its own behalf or on behalf of any of its related Indemnified Parties, but shall not be obligated to do so.

16.14 Financing Sources. Notwithstanding anything to the contrary contained in this Agreement, each of the Sellers, the Acquired Entities and their Subsidiaries (on behalf of themselves and any of their respective Representatives, Affiliates, directors, officers, employees, agents, partners, managers, members or equityholders or any successors or assigns of any of the foregoing) (each a “Seller Related Party”): (a) agrees that it will not bring or support, or permit any Seller Related Party to bring or support, any Proceeding of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources arising out of or relating in any way to this Agreement, the Financing Commitments or the Financing or the performance thereof or the financings and transactions contemplated hereby or thereby, in any forum other than the Supreme Court of the State of New York, County of New York, or, if, under Applicable Law, exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York sitting in New York County (and appellate courts thereof); (b) agrees that, except as specifically set forth in the Financing Commitments, any such Proceeding (except to the extent relating to the interpretation of any provisions in this Agreement) shall be exclusively governed by the laws of the State of New York, without giving effect to principles or rules of conflicts of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; (c) hereby irrevocably and unconditionally waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court; (d) agrees that service of process upon any Seller Related Party in any such Proceeding shall be effective if notice is given in accordance with Section 16.2; (e) hereby irrevocably, knowingly, intentionally and voluntarily waives, to the fullest extent permitted by Applicable Law, any right such Seller Related Party may have to a trial by jury in respect of any Proceeding (whether at law or in equity, whether in contract or in tort or otherwise) directly or indirectly brought against any Financing Source in any way arising out of or relating to this Agreement, the Financing Commitments, the Financing or the performance thereof or the financings and transactions contemplated hereby or thereby; (f) agrees that no Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature; (g) agrees that no Seller Related Party shall have any rights or claims against any Financing Sources in any way relating to this Agreement, the Financing, the Financing Commitments or any of the Transactions, or in respect of any other document or any of the Transactions, or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any Proceeding arising out of or relating in any way to this Agreement, the Financing Commitments or the performance thereof or the financings and transactions contemplated hereby or thereby, whether at law or in equity, in contract, in tort or otherwise; (h) agrees not to commence any Proceeding against any Financing Sources in connection with this Agreement, the Financing, the Financing Commitments or any of the Transactions, or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Financing Commitments or the performance thereof or the Financing; (i) agrees that no Financing Source shall have any liability (whether in law or in equity, whether in contract, in tort or otherwise) to any Seller Related Party or their respective successors or assigns for any liabilities of any Seller Related Party under this Agreement or for any claim based on, in respect of, or by reason of, the Transactions or in respect of any oral or written representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Financing Commitments, the Financing or the performance thereof or the financings and transactions contemplated hereby or thereby, whether at law or in equity, in contract, in tort or otherwise; provided, notwithstanding the foregoing, that nothing herein shall affect the rights of the Purchaser against the Financing Sources with respect to the Financing Commitments or any of the transactions contemplated hereby or any services thereunder; (j) agrees that the Financing Sources are express third-party beneficiaries of, and may enforce any of the provisions of Section 16.10(c) (Amendment and Waivers), Section 16.3 (Governing Law), Section 16.4 (Jurisdiction) and this Section 16.14 (Financing Sources), and that such provisions (and any provision of this Agreement, including the definition of “Financing Sources”, to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of Section 16.10(c) (Amendment and Waivers), Section 16.3 (Governing Law), Section 16.4 (Jurisdiction) and this Section 16.14 (Financing Sources)) shall not be amended in any way adverse to the Financing Sources without the prior written consent of the Financing Sources; and (k) agrees that in no event shall any Seller Related Party be entitled to, or permitted to seek, specific performance in respect of any Financing Source or the Purchaser’s or its Affiliates’ respective rights under this Agreement, the Financing Commitments or any other agreements with any Financing Source relating to the Financing.

16.15 Nonrecourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Transactions, may only be made against the entities and Persons that are expressly identified as Parties in their capacities as such and no former, current or future stockholders, equityholders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any Party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any Liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any Party against the other Parties, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

16.16 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Parties by facsimile or electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

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IN WITNESS WHEREOF, the Parties have executed this Agreement on the date hereof.

SELLERS:

Marathon Petroleum Company LP

By: MPC Investment LLC, its general partner

By:	/s/ David R. Heppner
Name:	David R. Heppner
Title:	Senior Vice President

Marathon Petroleum Supply and Trading LLC

By:	/s/ David R. Heppner
Name:	David R. Heppner
Title:	Authorized Person

Tesoro Refining & Marketing Company LLC

By:	/s/ David R. Heppner
Name:	David R. Heppner
Title:	Vice President

Western Refining Southwest LLC

By:	/s/ David R. Heppner
Name:	David R. Heppner
Title:	Vice President

[Signature Page to Equity and Asset Purchase Agreement]

Tesoro Logistics Operations LLC

By:	/s/ C. Kristopher Hagedorn
Name:	C. Kristopher Hagedorn
Title:	Authorized Person

Western Refining Terminals, LLC

By:	/s/ C. Kristopher Hagedorn
Name:	C. Kristopher Hagedorn
Title:	Authorized Person

[Signature Page to Equity and Asset Purchase Agreement]

PURCHASER: CVR Energy, Inc.

By:	/s/ Dane J. Neumann
Name:	Dane J. Neumann
Title:	President and Chief Executive Officer

[Signature Page to Equity and Asset Purchase Agreement]